FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F	.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	.	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	.	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	.	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

endesa05 2 LETTER FROM THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER 7 ENDESA, A COMPANY FOR THE FUTURE 33 ENDESA’S COMPLIANCE WITH COMMITMENTS 34 COMMITMENT TO SERVICE QUALITY 42 COMMITMENT TO THE CREATION OF VALUE AND PROFITABILITY 52 COMMITMENT TO THE HEALTH, SAFETY, AND PERSONAL AND PROFESSIONAL DEVELOPMENT OF PERSONS WORKING AT ENDESA 66 COMMITMENT TO GOOD GOVERNANCE AND ETHICAL BEHAVIOUR 72 COMMITMENT TO ENVIRONMENTAL PROTECTION 92 COMMITMENT TO EFFICIENCY 102 COMMITMENT TO THE DEVELOPMENT OF THE COMMUNITIES IN WHICH ENDESA OPERATES 119 APPENDICES Some data included in this Report may differ from te ones of ENDESA’s 2005 Activities Report due to updatings.

LETTER FROM THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER LETTER FROM THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER With this Report, for the fifth consecutive year ENDESA wishes to publicly announce the most significant progress made and actions carried out over the last year in the ambit of sustainable development. By publishing this Report, ENDESA shows not only its willingness to furnish this information transparently and responsibly, but also our firm belief that a company’s sustainable behaviour contributes towards creating value for the investors who have placed their confidence in the firm, providing a high-quality service to its customers, fostering the professional and personal development of its employees, establishing relationships founded on collaboration and confidence with contractors and suppliers, and contributing towards the development and welfare of the social environments in which it operates. As in previous editions, this year’s ENDESA Sustainability Report aims to identify and respond to the interest shown in the Company’s business behaviour by the key stakeholders and communities with which we are associated. Also as in previous editions, the Report has been prepared in accordance with the Global Reporting Initiative (GRI) 2002 Guide to provide an accurate, balanced and reasonable image of ENDESA’s sustainability efforts to address economic, environmental and social issues. ENDESA is Spain’s largest electricity company, one of the five largest in Europe and the leading private electricity company in Latin America. As a Company we are committed to sustainable development, which at ENDESA is a concept to which we take a dual approach: the efficient use of resources and the creation of wealth and welfare for society as a whole. The information presented in this publication is structured in accordance with the principles of the Company’s sustainability policy. This policy has been shaped by the Seven Commitments to Sustainable Development that were approved and published by ENDESA in 2003 and constitute the guide and basis for our sustainable behaviour. Commitments that call for everyone working at the Company to comply with them and build them into our daily working lives. The content of this Sustainability Report 2005 has been organised to follow the structure and order of these seven commitments, covering, after an initial introductory chapter setting out ENDESA’s strategic sustainable-development aspirations and goals, the key actions and initiatives that the Company has undertaken in 2005 for our customers, our shareholders, our employees, the social environments in which we operate, ethical behaviour, innovation and the environment.

ENDESA’s key specific actions in this area are contained in our Strategic Environment and Sustainable Development Plan 2003-2007. This Plan, which reflects our commitment to act responsibly, efficiently and competitively, contains that Company’s areas of action for each of the seven commitments described above, with a view to maintaining long-term relationships with stakeholders that are founded on confidence for our mutual benefit. Although only the half-way stage, the Plan has already achieved 70% compliance, and so will be reviewed in 2006 in order to extend and update its content. The most significant data and facts related to the development of the seven commitments to sustainability in 2005 include, for our customers’ benefit, a total investment of €1,779 million in electricity transport and distribution facilities in the countries in which we operate. This brings the total investment of this type over the last four years to over €5,100 million. In Spain, investment and other operational and technological progress made in the distribution business, within the framework of the Company’s Quality Plan, enabled the quality of service to be improved by 23% in 2005. As a result, the SAIDI (“system average interruption duration index”, the standard indicator to express the total interruptions in supply) stood at 2 hours and 14 minutes over 2005 as a whole — in other words, 99.97% availability of service. In Latin America, an improvement of 8.4% in the average annual interruption time per customer was achieved in 2005. For our shareholders, ENDESA has maintained its firm commitment to creating value, giving maximum priority to providing a high return on investment when developing the current Strategic Plan, which was presented to the markets in October 2005 via the document ENDESA: Stronger Businesst; Greater Value. In line with this commitment, the Company’s net profit in 2005 was the largest in its history, reaching €3,182 million, with year-on-year growth of 154%. Also, the Company’s shares were revalued by 32.8% on the Spanish Stock Market in 2005, which is a considerably higher figure than the IBEX 35 revaluation of 18.2%. With regard to ENDESA’s commitment to the health, safety and personal and professional development of its employees, there has been a significant reduction in the accident rate for own workers in 2005, falling by 14.2%. Also this year, the Strategic Plan for Preventing Workplace Accidents 2005-2009 (Plan Praevenio) was approved and launched in Spain and Portugal. An awareness-building plan to reduce workplace accidents among the Company’s suppliers and contractors was also approved. Among other topics, this plan, to be launched in 2006, covers the setting-up and use of worker-safety targets, company self-diagnosis and the drafting of action plans based on self-diagnosis.

In the sphere of ethics, in ENDESA launched its Ethics Channel, which allows all personnel of the Company and its subsidiaries to report any improper or inappropriate behaviour via an external independent channel, guaranteeing the confidentiality of these communications and the anonymity of those using this channel. With this Ethics Channel, the Company has further consolidated its role as a driving force for ethical behaviour and transparency in all the ambits and areas of business in which ENDESA operates. In 2005 ENDESA has continued to improve its environment record. In Spain and Portugal, our specific CO2 emissions fell by 22.7% between 1990 and 2005. If we consider that over this same period our electricity production almost doubled (a 94.5% increase), the high rate of environmental efficiency achieved by the Company over this period is plain to see. This result reflects the Company’s firm commitment to using clean fuel technologies, developing renewable-energy facilities and increasing the energy efficiency of our power stations. Also of considerable importance is the Biodiversity Conservation Programme devised and approved by ENDESA as part of the Strategic Environment and Sustainable Development Plan. This programme contributes towards valuing our natural heritage and acts as the environmental framework of reference for the development of new projects, in line with our Sustainability Policy, with a view to playing our part to safeguard the natural environments of the territories in which are present. A key role was played in the improved efficiency mentioned above by the firm push that ENDESA has given in recent years to making new strides in technological innovation, not only in our direct activities with our own resources but also in partnership with a large number of companies, research centres and scientific institutions. The Company has also encouraged employees to participate in innovation processes via the in-house Novare Programme. This programme, which is targeted at the scientific community of the countries where we operate, has also been opened up to ENDESA’s employees and those of the companies in which we hold a stake, to gather new ideas in this field and reward the best of them with prizes and public recognition within the Company. We should also mention here the investment made by ENDESA in 2005 to contribute towards the social, economic and cultural development of the communities in which we operate. This investment, which totalled €25.4 million, funded actions aimed at covering basic social needs, driving the communities’ economic development, education and culture. A further example of ENDESA’s social commitment and that of the companies in which we hold a stake is our having joined the United Nations Global Pact. The Company has undertaken to adopt, support and promote the principles of the Pact and integrate them into strategies, policies and our day-to-day business activities. Two milestones were achieved in 2005 in this respect: all our subsidiaries are now formally and directly included in this initiative, and a guide was drafted to facilitate the homogeneous, integrated development and implementation of the Global Pact principles within the company and our subsidiaries, to smooth the way for the incorporation of the ten principles of the Global Pact into all our action plans. In short, throughout 2005 the Company has continued its progress along the sustainability path, which began several years ago and has positioned ENDESA among the companies that receive the most international recognition by independent organisations working in this field. The results achieved and the high level of compliance with the Strategic Environment and Sustainable Development Plan 2003-2007 provide a firm base from which to continue strengthening this commitment for the future, in a way that is consistent with the Company’s international relevance in the electricity sector and with a firm commitment towards the communities in which we are present. Rafael Miranda Robredo Chief Executive Officer Manuel Pizarro Moreno Chairman

1. ENDESA, ONE OF THE LARGEST ELECTRICITY COMPANIES IN THE WORLD OUR BUSINESS ENDESA is the leading Spanish electric utility, one of the five largest electric utilities in Europe and the biggest private electricity company in Latin America and one of the ten biggest in the world It is particularly important in the European Mediterranean crescent, with solid positions in the Spanish and Portuguese, Italian, French and Moroccan markets, and operates in five Latin American companies, being the main electricity company in four of them (Chile, Argentina, Peru and Colombia) and the third in the fifth (Brazil) It also has a growing presence in the Spanish and Portuguese deregulated natural gas markets and is showing significant development in the area of renewable energy. The company organises its business around three main areas: Spain and Portugal, Europe and Latin America. Spain and Portugal, Europe, and Latin America. Business in Spain and Portugal ENDESA is the leading utility in the Iberian electricity system, that is, the market made up by Spain and Portugal. It is the electric utility with the largest share of the generation business, in terms of both installed capacity (22,416 MW) and output (93,625 GWh).
ENDESA MAGNITUDES OF MAIN OPERATIONS 2001 2002 2003 2004 2005 INSTALLED CAPACITY (MW) 37,124 40,945 41,836 45,850 45,908 Spain and Portugal 23,586 21,897 22,643 22,503 22,416 Hydroelectric 6,180 5,368 5,367 5,368 5,379 Classic thermal 12,923 11,956 12,598 12,884 12,632 Nuclear plant 3,632 3,632 3,637 3,393 3,397 Cogeneration and renewables 851 941 1,041 858 1,007 Latin America 13,538 13,328 13,333 14,053 14,095 Europe — 5,720 5,860 9,294 9,397 OUTPUT (GWh) (1) 139,254 151,033 158,081 175,838 185,264 Spain and Portugal 94,807 90,785 93,734 95,679 93,625 Hydroelectric 12,730 7,914 11,548 10,311 7,479 Classic thermal 52,389 53,070 52,947 58,029 61,006 Nuclear plant 28,405 28,391 27,697 25,567 23,020 Cogeneration and renewables 1,283 1,410 1,541 1,772 2,120 Latin America 44,447 42,697 46,480 55,106 57,890 Europe — 17,551 17,867 25,053 33,749 SALES (GWh) 149,649 152,762 163,640 181,217 203,335 Spain and Portugal 85,779 85,602 92,996 96,731 100,868 Regulated market 64,037 62,805 67,701 65,762 64,095 De-regulated market (2) 21,742 22,797 25,295 30,969 36,773 Latin America 46,810 47,494 49,526 52,314 55,246 Europe 17,060 19,666 21,118 32,172 47,221 CUSTOMERS (THOUSANDS) 20,509 20,545 21,027 22,157 23,186 Spain and Portugal 10,504 10,253 10,545 11,271 11,964 Regulated market (3) 10,496 10,244 10,483 10,717 10,966 Deregulated market 8 8 62 554 998 Latin America 10,005 10,292 10,482 10,886 11,222 Europe — — — — — 1 Output for hydroelectric, conventional fossil fuel and nuclear plants in Spain is measured according to the busbar cost. 2 To coincide with economic data for this business we include sales made by Endesa EnergÃa in European countries outside of Spain and Portugal. 3 Tariff customers. Does not include toll customers.

Thanks to its scale, the company is well positioned to take advantage of the opportunities afforded by the development of the Iberian electricity market (MIBEL), an initiative promoted by the Spanish and Portuguese governments. In Spain, it is the leading company in the electricity sector, with a 38.1% market share in ordinary regime electricity generation, 43.1% in distribution and 41.1% in sales to end customers. It supplies the greatest volume of energy to end customers through its electricity grids on this market (101,258 GWh in 2005), and has the most extensive distribution network (297,133 km) and the largest customer base (12 million). The company also leads the sector in terms of electricity supply, with total sales of 100,868 GWh. ENDESA supplied 36,773 GWh of power of that total to the deregulated market; i.e. customers eligible to choose their supplier. At the close of 2005 the company had a total of 998,154 customers. In the regulated market in mainland and off-mainland Spain and Portugal, that is, the market composed of customers who receive their electricity supply at the tariffs established by the Government, ENDESA sold 64,095 GWh in 2005. In relation to its presence in Portugal, ENDESA has been carrying out generating activities through its 38.9% holding in Tejo Energia, the owner of the 600 MW Pego thermal power station, which produced 4,702 GWh in 2005. Furthermore, it is present in this business through co-generation and wind power facilities. Endesa EnergÃa has also been operating in the deregulated Portuguese market through Sodesa - the fruit of a 50 percent joint venture established by ENDESA with the industrial group luso Sonae, whose portfolio at the end of 2005 comprised 854 customers, involving around 2,223 GWh of purchased energy, making it the country’s second supplier. Business in Europe ENDESA is one of the five leading electric utilities in Europe. Outside the Iberian market the Group’s strategy has focused on acquiring majority holdings in generation companies, particularly in the Mediterranean area, to obtain significant volumes of power and good access to these markets in order to take advantage of the opportunities arising from their deregulation. And secondly, taking advantage of new markets opening up which offer high growth potential and give ENDESA the opportunity to use its experience to create operating efficiencies in generation plants. The success of this strategy has enabled ENDESA to complement its leadership position in the Spanish and Portuguese electricity market with a strong position in the generation business in Italy and France, supply activities in the deregulated markets of these and other European countries, various activities on the continent’s wholesale markets, electricity exchanges with neighbouring countries, and holdings in Morocco’s generation facilities, which, given its location in the Mediterranean basin, falls under the auspices of ENDESA’s European activities. The Company’s target is to consolidate its position, leveraging value and creating growth opportunities based on financial criteria and a flexible expansion strategy. Business in Latin America ENDESA is the leading private electric multinational in Latin America. It is the leading electric utility in Chile, Argentina, Colombia and Peru, and the third largest in Brazil. It supplies electricity to five of the region’s six largest cities (Buenos Aires, Bogotá, Santiago de Chile, Lima and RÃo de Janeiro); and is participating in the Siepac electricity interconnection system that will link the six Central American countries. ENDESA’s strategy in Latin America is to build up a broad range of businesses which will allow it to leverage the huge potential for growth and profitability offered by the region’s electricity market. To this end, it has acquired majority interests in a considerable number of electricity generation, transport, distribution and supply companies, with the aim of securing management control and therefore being in a position to pass on its corporate best practices to these companies. The Group has invested with the clear intention of building a longterm presence in Latin America, working in collaboration with the national authorities and within the existing regulatory frameworks. ENDESA is present in Latin America through shareholdings such as its 60.62% stake in Enersis, or stakes acquired directly in other operators in the region. The electric utilities in which ENDESA has interests in Latin America had total installed capacity of 14,095 MW at the close of 2005. Their aggregate output in the year was 57,890 GWh — a 5.1% advance on the previous year’s level — with sales of 55,246 GWh, i.e. 5.6% more than in 2004, to a total of 11.2 million clients. ENDESA is the leading private electric multinational in Latin America ENDESA, the third electrical company in Italy and the second in France ENDESA, Leader in the Electricity sector in Spain

ENDESA, A COMPANY FOR THE FUTURE

MARKET PRESENCE


ENDESA IN EUROPE AND NORTH AFRICA IN 2005
(not including Spain and Portugal)
Electricity sales in european countries: 47,221 GWh*
Present in deregulated markets in France, Italy, Germany and Andorra.
Management of total energy volume of 49.46 TWh via "trading"
• 2.5% of the Central European APX free market based in Amsterdam
FRANCE
• 65% of SNET generator. Installed capacity 2,477 MW, Generation 8,689 GWh. Total sales 14,612 GWh.
• 25% of Soprolif generator. Installed capacity: 250 MW.
• 5% of the Powernext energy exchange. 19,000 GWh.
POLAND
• 10% operator in the Guielda Energii wholesale market
• 70% of the Byalistok plant ** Installed capacity: 330 MWE Generation and sales: 1,698 GWh
ITALY
• 80% of the generator Endesa Italia Installed capacity: 6,590 MW Generation: 23,362 GWh Sales: 30,911 GWh
• 90% of the Florinas wind park (Sardinia) Installed capacity: 20 MW
• 50% of Euros viluppo Elettrica (800 MW under construction in Scandale)
• 50% of the supplier Ergon Energia
MOROCCO
• 32% of the company Energie Electrique de Tahaddart which owns the Tahaddart combined cycle plant. Installed capacity: 400 MW
TURKEY
• 50% of the company Altek ** which owns a 40 MW hydro plant and a combined cycle gas plant of 80 MW
* Does not include 2,386 GWh sold by Endesa Energía in European countries outside Spain
** Through Snet (Snet)

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ENDESA IN LATIN AMERICA



CENTRAL AMERICA

- SIEPAC Project (14.3%)
  Construction of a 203 kV, 1,880 km electrical interconnection

BRAZIL

- AMPLA (91.9%)
  62 MW
  2.2 mill. customers
- Coelce (58.9%)
  2.4 mill. customers
- Endesa Fortaleza (100%)
  318 MW
- Cachoeira Dourada (99.6%)
  658 MW
- Cien (100%)
  (Intercommunion Argentina-Brasil)
  1,000 km
  2,000 MW

COLOMBIA

- Betania (85.6%)
  541 MW
- Emgesa (48.5%)
  2,116 MW
- Codensa (48.5%)
  2.1 mill. customers

PERU

- Etevensa (60%)
  315 MW
- Piura (60%)
  143 MW
- Edegel (63.6%)
  969 MW
- Edelnor (60%)
  2 MW
  0.9 mill. customers

ARGENTINA

- Dock Sud (69.8%)
  870 MW
- Yacylec (22.2%)
  282 km
  507 kV
- Costanera/CBA (64.3%)
  2,303 MW
- El Chocón (65.2%)
  1,320 MW
- Edesur (99.4%)
  2.2 mill. customers

CHILE

- Endesa Chile (60%)
  4,477 MW
- Chilectra (98.2%)
  1.4 mill. customers

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ENDESA, A COMPANY FOR THE FUTURE

ORGANISATION OF ENDESA'S ACTIVITY

ENDESA's business is structured by business line, meaning it can act with flexibility in the markets in which it operates and bear in mind the needs of its customers in the territories in which it is present. Thus, the Company's activities are arranged into three major areas of business: electricity business in Spain and Portugal, electricity business in Europe, and electricity business in Latin America. Various holdings depend on these major divisions to address the needs of each territory.

Electricity Business in Spain and Portugal

Due to regulatory requirements, the business of ENDESA in Spain and Portugal comprises various legally independent companies

Endesa Generación

Includes the generation and mining activities of ENDESA in Spain and Portugal, including Endesa Cogeneración y Renovables (ECYR), which runs co-generation facilities and exploits renewable energies.

Endesa Red

Integrates ENDESA distribution activities in Spain, Groups together three companies: Endesa Distribución Eléctrica, S.L. (regulated electricity transmission and distribution businesses, as well as power sales to customers who receive their electricity at the rates set by the Spanish government), Endesa Operaciones y Servicios Comerciales, S.L. (commercial support to ENDESA's power companies) and Endesa Gas (activities on the regulated natural gas market) and operates via five brands on a nacional scale: Fecsa Endesa (Catalonia), Sevillana Endesa (Andalusia and Badajoz), Gesa Endesa (Balearics), Unelco Endesa (Canaries) and ERZ Endesa (Aragón).

Endesa Energía

Carries out distribution activities in the deregulated market. Endesa Energía was the first supplier of energy and added value services to customers exercising their right to choose a supplier and receive services on the deregulated market. It also carries out supply activities in Portugal, France, Italy, Germany and Belgium. The company's main activity is the supply of energy and value-added services to customers who have opted to exercise their right to choose an energy supplier and receive services on the deregulated market. It also carries out supply activities in Portugal, France, Italy, Germany and Belgium.

Endesa Servicios

Brings the support services provided by each of ENDESA's holdings together in a single company. Its core activities include the definition of corporate procurement policies, management of global supplier contracts and the contracts of IT and telecommunications system suppliers, asset management, and lastly, the implementation of corporate strategy in respect of technological development, innovation and knowledge management.

Electricity Business in Europe

Endesa Europa was created with the aim of centralising in a single company the administration and management of ENDESA's holdings in electricity companies that operate in Europe, outside the Spanish and Portuguese market, and in North Africa, mainly Endesa Italia (Italy), Snet and Soprolif (France), Energie Eléctrique de Tahaddart (Morocco) and Endesa Trading.

Endesa Italia

Endesa Italia is the third largest generator in Italy's electricity sector, with 6,590 MW of installed capacity; of which 5,556 MW represent thermoelectric plants 1,014 MW hydroelectric plants and 20 MW wind turbines. ENDESA is the controlling shareholder in the company, with an 80 percent stake.

Endesa Italia is carrying out a program of "repowering" the company's thermal stations, mainly via the conversion of same to combined cycle and, in some cases, to coal, increasing energy and environmental efficiency as well as the size of their installed capacity.

Snet

Snet is France's second largest electricity producer and seller after EDF and has strategic assets in the French system as well as holdings in plants in Poland and Turkey. It has total installed capacity of 2,807 MW. ENDESA is the controlling shareholder in the company, with an 80 percent stake.

The business plan drawn up by ENDESA for Snet plans the development of new capacity, through the future use of its current facilities, to reach a total of 2,000 MW new capacity in combined cycle plants and 200 MW in renewable energy plants.

Soprolif

ENDESA owns 25% of Soprolif, the company that operates unit 4 of the Gardanne power plant in France mentioned above, a circulating fluid bed thermal plant with 250 MW of capacity. Soprolif shareholders are, apart from ENDESA, EdF (55 percent), Sodelif (10 percent) and Snet (10 percent).

Energie Electrique de Tahaddart

Energie Eléctrique de Tahaddart, S.A was created for the construction and operation of the first combined cycle plant in Morocco: The Tahaddart plant, with 400 MW, which began operation in January 2005, ENDESA has a stake of 32 percent in this company and is responsible for running the plant, which involves 9 percent of the total capacity of the country and supplies around 17 percent of the energy consumed in it.

05 endesa

Endesa Trading With regard to trading activities, we highlight the ENDESA’s operations on the France-Italy interconnection, which on occasion accounts for up to half the energy auctioned (i.e. some 250 MW) and the entry of new countries, such as Denmark and Slovenia, in 2006. These countries may acquire virtual and interconnection capacity with Germany and Italy respectively for this year in auctions organised by local operators or participate in the existing interconnection between France and Germany. In 2005, energy transmitted via trading activities from France to Italy stood at 1.35 TWh. With regard to interconnections in France, power imports from Spain stood at 2.24 TWh while exports were only 271 GWh. Electricity Business in Latin America Endesa Internacional was created on 26 January 1998 to channel ENDESA’s presence in the Latin American market, taking on the management of a large number of companies, in which its shareholdings give it a position of control. This position derives from its position as controlling shareholder in the Enersis Group, the major private energy group in Latin America, with its headquarters in Chile, in which it holds a 60.62 stake, as well as direct holdings by ENDESA in different companies in the region. ENDESA’s main holdings in Latin America are as follows: Chile ENDESA has an interest in Endesa Chile, the main producer in Chile, which owns 4,477 MW of installed capacity either directly or through its subsidiaries. ENDESA holds a 59.98% stake in Endesa Chile. In turn, Endesa Chile holds stakes in other Chilean generators, such as San Isidro, Pangue, Celta and Pehuenche. Also, through Enersis, ENDESA holds a 98.24% stake in the distributor Chilectra which has 1.4 million customers. Enersis also has significant stakes in real estate, engineering, IT and services companies in both Chile and other Latin America countries. Colombia It holds a 48.5% stake in Emgesa, the country’s largest generating company, with 2,116 MW of installed capacity and 85.6% of the Betania power plant (541 MW installed capacity). It also has a 48.5% stake in Codensa, which distributes electricity to 2.1 million customers. Brazil In 2005, ENDESA created Endesa Brasil, which groups together its stakes in that country. In generation is has a stake of 99.6 percent in the Cachoeira Dourada hydro electric plant, with 658 MW capacity, and 100 percent in the thermal plant in Fortaleza, with 318.5 MW, ENDESA also controls 100% of the transmission company CIEN which manages the 1,000km long interconnection power line running between Argentina and Brazil which has 2,000 MW of installed capacity and in distribution, ENDESA manages the companies Ampla (2.2 million customers) and Coelce (2.4 million customers) in which it has a controlling stake of 91.9 and 58.9 % respectively. Peru ENDESA holds a 60% direct stake in the Etevensa and Empresa Eléctrica de Piura (Eepsa) generators with 315 MW and 143 MW of installed capacity respectively, and a 63.6% stake in Edegel ( 969 MW installed capacity). It also holds a 60% stake in Edelnor, which distributes electricity to 925,000 customers in the northern part of Lima, and which also has installed capacity of 2.3 MW. Argentina In the generation business, ENDESA holds a 69.8% stake in Central Dock Sud, a plant which has two units with joint installed capacity of 870 MW. It also controls 64.3% of the Costanera thermal power plant (2,303 MW installed capacity) and 65.2% of the El Chocón hydroelectric power plant (1,320 MW installed capacity). In distribution, ENDESA holds a 9
9.45% stake in Edesur which supplies electricity to 2.2 million customers in the southern part of Buenos Aires. ENDESA also holds a 22.2% stake in Yacylec, an electricity transmission company which operates and maintains the 282 km Yaciretá line and the Resistencia switching station. endesa 05 12/13

ENDESA, A COMPANY FOR THE FUTURE

2. MAIN MILESTONES IN 2005

Commitment	Advances achieved
Commitment to service quality	• Investment of 1,779 million euros in distribution facilities throughout all of its markets. • Development in Spain of the Quality Excellence Plan in customer services, with high level of fulfilment of the objectives established in both. • Improvement of continuity of supply by 23 percent in Spain and 8 percent in all Latin American markets. • The first Spanish electricity company to exceed the figure of 998,000 deregulated customers.
Commitment to the creation of value and profitability	• ENDESA obtained net profit of 3,182 million euros during 2005, the best results in its history, with an increase of 154 percent compared to 2004. • Total profitability of its shares rose to 32.8%. • Total investment of 3,640 million euros in all markets in 2005, of which 3,259 million was aimed at material investments.
Commitment to the health, safety, and personal and professional development of persons working at ENDESA	• 14.2% improvement in the accident rate for own workers. • Encouraged management of health and safety of its employees in Spain and Portugal through the Strategic Plan for the Prevention of Workplace Accidents (Praevenio Plan). • Encouraged management of health and safety in companies of its providers and contractors through the approval of a Provider and Contractor Awareness Plan to be launched in 2006. • Initiatives relating to the work-life balance. • Professional/personal support policies.
Commitment to good governance and ethical behaviour	• Implementation of the Ethics section. • All ENDESA subsidaries joined the Global compact. • Adaptation of the organisation's code to comply with OECD principles for multinationals.
Commitment to environmental protection	• In 2005 it was possible to reduce specific CO_2 emissions in Spain and Portugal by 22.7% since 1990, despite production almost doubling during this same period. • Drafting the Biodiversity Preservation Plan. • Environmental investment in 2005 was euro 157 million.
Commitment to efficiency	• Setting up and awarding the Novare prizes to boost innovation both externally (scientific and academic community) and internally (ENDESA employees throughout the world). • Creation of E3: Endesa Energy Education, with the mission of increasing its employees' ability to share and generate knowledge and innovation.
Commitment to the development of the societies in which we operate	• Investment of a total of Euro 25.4 million in social activities. • Significant efforts in relation to electrification of rural areas in Brazil (Light for All).

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ENDESA, A COMPANY FOR THE FUTURE 2005- 2009 STRATEGIC PLAN, BUSINESS FOLLOWING SUSTAINABLE CRITERIA The priority objectives of the ENDESA 2005-2009 Strategic Plan are as follows: • Maintaining ENDESA’s position as the leader of the electricity sector in the Spanish and Portuguese market. • Being the best in terms of quality and service. • Consolidating its good position reached in Southern Europe. • Make the most of its potential for profitability in the electricity market in Latin America. • Make the most of our investment in Telecommunications. • Run our business in line with sustainable development criteria. In October 2005, after the progress made in meeting these targets (one of them the sale of the telecommunications business, culminated in Q1 of 2006 with high capital gains for shareholders), ENDESA presented the markets with its updated Strategic Plan through the “ENDESA” document. Stronger business, greater value. This review sets more ambitious targets, giving priority to shareholder returns, driven by strong organic growth in all its businesses. In relation to the key economic variables for the business it includes the following targets for the 2004-2009 period: • Annual net income growth in excess of 12%. • Annual EBITDA growth of between 10% and 11%. • Gearing of less than 140%. On the basis of meeting these targets, ENDESA is planning to implement a dividend policy which prioritises shareholder remuneration along the following lines: • Growth in ordinary dividends in excess of 12%, i.e., in line with expectations for bottom line growth. • Distribution of 100% of capital gains generated on disposals of non-core assets. The implementation of this dividend policy entails the distribution of Euro 7,000 million of dividends to shareholders over a five-year period. ENDESA’S SUSTAINABILITY POLICY, FORMULATED VIA 7 COMMITMENTS FOR SUSTAINABLE DEVELOPMENT Sustainable development is an integral part of the Company’s strategy, policies and operations. This principle takes shape in the seven commitments to Sustainable Development undertaken as a Sustainability Policy and published in 2003, and which have been promoted since then among its different companies, employees, providers and contractors. More information on ENDESA’s strategic proposal on www.endesa.es OUR COMMITMENT TO THE FUTURE Commitment to good governance Commitment to protection of the environment Commitment to the health, safety and personal and professional development of our employees Commitment to efficiency Environmental dimension Economic dimension Social dimension Commitment to creation of value and profitability Commitment to the development of the societies in which we operate Commitment to quality of service 05 endesaOUR

16/17 7 COMMITMENTS FOR SUSTAINABLE DEVELOPMENT ENDESA’s commitment to sustainable development is set out in its Sustainability Policy, the text of which reads as follows: We are an international energy utility, with electricity as our core business and a growing presence in the gas industry, and a supplier of other related services. Our objective is to supply our customers with quality service responsibly and efficiently, while providing a return to our shareholders, fostering our employees’ professional development, assisting with the development of the social environments where we operate and using the natural resources necessary for our activities in a sustainable manner. We are aware that we must fulfil our economic, social and environmental responsibilities in a balanced way, based on sustainability criteria, if we are to maintain our current leading position and reinforce it in the future. The following commitments to sustainable development constitute the guidelines and foundation for our conduct in this area. Compliance with them is expressly promoted by Company Management and concerns each and every one of us who work at the Company or on its behalf; this is why we extend them to our contractors and suppliers and allow third parties to evaluate our compliance. And formulated through Seven Commitments for Sustainable Development aimed at each stakeholder group: Our customers, commitment to service quality. Our shareholders, commitment to the creation of value and profitability. Our people, commitment to the health, safety, and personal and professional development of persons working at ENDESA. Our conduct. Commitment to good governance and ethical behaviour. Our environment: commitment to environmental protection. Innovation, commitment to efficiency. Social: commitment to the development of the communities in which we operate. he development of the main activities of ENDESA and its subsidiaries during 2005 is described in the different chapters of this report. In 2005, all ENDESA companies approved the Sustainability Policy 2003-2007 STRATEGIC PLAN FOR THE ENVIRONMENT AND SUSTAINABLE DEVELOPMENT (PEMADS) Of the different definitions, focuses or concepts which describe sustainable development, there are two which best fit the activity of an energy company which works on such a broad scale as ENDESA. The first is the definition made in the report from the Global Commission for the Environment and Development (Brundtland Report), where it says that “It is development which meets the needs of the presents without endangering the capacity of future generations to meet its own needs.” It is therefore a global concept, a global idea of sustainable development which covers all segments of society. The other definition is that given in the V Framework Program of the European Union in its Energy, Environment and Sustainable Development Program: “Is development which enables the continuity of human activities and economic and social development” For ENDESA sustainable development means growth, bearing in mind the responsibility of the company, the efficient use of resources and the creation of wealth for those who invest in, work at or use the services of the Company. ENDESA’s 7 Commitments for Sustainable Development show its willingness to work towards a sustainable model These commitments guide the sustainable development action plans of all ENDESA companies and are the backbone of its commitment to the societies in which it operates, through the Strategic Plan for the Environment and Sustainable Development (PEMADS), implemented by the corporation and each of the subsidiaries of the ENDESA endesa 05

ENDESA, A COMPANY FOR THE FUTURE  The PEMAD makes it possible to face challenges and make the most of the opportunities of sustainable development -2007 PEMADS was designed to face the challenges and make the most of the opportunities deriving from changes to the environmental regulatory framework and the increasing value placed on the company’s commitment to a sustainable development model — especially by investors and other stakeholders. The plan was developed as part of the development of the company’s vision: • More responsible: Building stronger foundations in the societies it operates in and serves, identifying environmental and social responsibilities and acting appropriately. • More efficient: Increasing the value of operations, making rational use of natural resources and minimising the risks deriving from ever more demanding environmental standards. • More competitive: Making the most of the opportunities of sustainable development to create lasting value in the company and thus increase its competitive advantage and attraction to investors. At the half way stage, this PEMADS has been 70% implemented. Highlights of this rapid implementation include sustainability initiatives, the implementation of environmental management systems, reactions to the challenges posed by climate change, our waste and effluents management strategy, the reduction of raw material consumption and energy efficiency and demand management plans. During 2006, its contents will be reviewed and expanded. In Europe, in 2005 the French subsidiary, Snet, also approved its 2005-2007 Strategic Plan for the Environment and Sustainable Development, joining Endesa Italia, which approved it in 2004. Latin American companies have followed the model established in the corporation, establishing a PEMADS for all distribution companies and a Sustainable Business Operating Plan (POSE) for all generating companies, pursuant to other corporate PEMADS guidelines. It is worth highlighting the fact that in 2005 Internal Audit Department carried out an audit of corporate PEMADS, issuing a report with recommendations and improvements to be implemented in 2006 when it is reviewed. ORGANIZATION AND RESPONSABILITIES As a company, ENDESA pays particular attention to the economic, social and environmental consequences of its activities, an essential condition for creating loyal and trusting relationships making it possible to run a successful business. For this reason, the need to adapt its organisation to the growing needs of a highly competitive and demanding international market has meant great structural changes, transforming its environmental efforts into a corporate awareness of sustainability, with equal balance given to the aspects of value creation, environmental commitment and social responsibility. ENDESA has an Environment and Sustainable Development Committee whose members are drawn from the Executive Management Committee and which is presided over by the CEO. Its main task is to ensure that the company’s sustainability strategy is an integral part of its management. It also approves plans, programs and actions relating to sustainability to monitor implementation of the Strategic Plan for the Environment and Sustainable Development. ENDESA has created a coordination structure to achieve its strategic objectives, with three main aims: • Analysing the expectations of stakeholder groups • Designing and implementing actions to enable continuous improvement • Proposing new plans, actions and programs to the Board of Directors. The coordination structure comprises the Sustainable Development Working Group, formed by members of 12 ENDESA departments, allowing it a global and diversified vision of the actions to be carried out in terms of sustainable development in all ENDESA companies with respect to the territories in which it operates. The Committee Secretariat is the responsibility of the Environment and Sustainable Development Division which coordinates and encourages these actions among corporate units and business lines. The Environment and Sustainable Development Division has three sub divisions: • Environmental Subdivision for Generation and Climate Change, which focuses on the electricity generation and mining business and coordinates the company’s strategy in respect of climate change. • Environmental Subdivision for Distribution and Sustainable Development, with a focus on the businesses of electricity and gas distribution and the coordination of different aspects of sustainable development. 05 endesa

18/19 • Environmental subdivision for Europe and Latin America, whose main responsibility is to give strategic support to businesses in Europe and Latin America in these matters, and to the supply business in particular. • During 2005, ENDESA has been transferring the functions and structure of this Committee to each of its Latin American companies, both generation and distribution, thus strengthening the Corporate Sustainable Development project. An example of this is the Environment and Sustainable Development Committee for the generation sector in Latin America (COMADES) The objective of this body is the coordination, supervision and resolution of sustainable business issues. It is presided over by the General Manager of Endesa Chile and comprises all corporate managers, the auditor and Managing Director of Ingendesa. Its functions are the definition of sustainability policies, allocation of resources and its international and domestic image, with a focus on regulators, investors and the society as a whole. In turn, Latin American distributors have set up Environment and Sustainable Development Committees (COMADES) in their organisations, with functions and composition similar to that of the corporation, which guarantee decision making, as well as an Environmental and Sustainability Management (GEMADES) to control and monitor action plans. SUSTAINABLE DEVELOPMENT ACTION PLAN (PADS) Each year, sustainability working groups, both in the corporate sphere and in business lines propose an Annual Sustainable Development Action Plan (PADS) to their respective Environment and Sustainable Development Committees, which includes: • Actions to comply with the objectives of the Strategic Environment and Sustainable Development Plan. • Actions proposed by the Sustainability Group from each area after dialogue with stakeholder groups. The business plan includes almost a hundred actions, and its level of implementation in 2005 was 85 percent. As of this year, and analogously, business lines will have annual programs which can identify new risks and opportunities deriving from the company’s commitment, strengthened and updated annually. In 2005, and for the first time, Sustainable Development Action Plans were designed and approved for each ENDESA company in Latin America. These plans follow the structure and objectives of the business plan, which are to make the Strategic Plan for the Environment and Sustainable Development and strengthen the response of group companies to the challenge involved in complying with the commitments made by ENDESA. Local sustainable development action plans focus on the activities of ENDESA companies in terms of the expectations of local stakeholder groups. These have two different names: • Strategic Sustainability Plans (PES), in the case of Latin American distributors. Latin American companies have set up COMADES and GEMADES in their organisations which guarantee responsibility and decision making Proposed to the Board of Directors Stakeholders Investor shareholders Employees Providers and contractors Customers Regulators Dialogue mechanisms Stakeholders Public authorities Civil society organisations Communication media Neighbours of facilities endesa 05

SPECIFIC RESPONSES Sustainable development action plan – 7 lines of action Environment Innovation Our conduct Excellence in service Internal training and information Local roots Local direct in communities Our shareholders Economic development Access to basic social rights Protection of the environment Our customers Our people Communities Economic development Access to basic social rights Protection  of the environment

Operative Sustainability Plans (POSE), in the case of Latin American generators. These plans involve developing, in a standardised way consistent with the expectations of local action, action programs in key areas. Coordination systems have been implemented by geographical areas and businesses to help ENDESA companies to identify fundamental aspects and design actions on the basis of exchanges of experience and a can-do spirit. GLOBAL COMPACT: A VOLUNTARY COMMITMENT UNDERTAKEN BY ENDESA ENDESA voluntarily signed up toe the Global Compact in March 2002. The Global Compact is an international initiative promoted by the UN aimed at persuading companies, international workers’ organisations, non-governmental organisations and other entities to undertake to adopt, support and promote 10 basic universal principles related to the respect for human rights, labour regulations, the environment and the fight against corruption. The Compact is an instrument which the company signed up to voluntarily and whose ten principles it is committed to integrate into its strategy and operations. During 2005, as a demonstration of ENDESA’s commitment to the Global Compact, each of its Latin American generation and distribution subsidiaries joined the Global Compact directly, thereby strengthening its commitment to sustainable development. Likewise, both Endesa Italia and Snet subscribed to the Global Compact in 2005. The agreement of all participating companies has consolidated the firm inclusion of the principles promulgated in the Global Compact with the commitment of ENDESA and its companies to sustainable development In joining the Compact, ENDESA has committed itself to gradually incorporating the ten principles in its daily activities. It has also assumed a commitment to openly, transparently and consistently report on its progress in this area. In 2005, all Endesa companies subscribed to the Global Compact In 2005, Endesa Latin American companies approved their Strategic Sustainability Plans

PRINCIPLES OF THE GLOBAL COMPACT Human rights 1. To support and respect the protection of internationally proclaimed human rights 2. To make sure that they are not complicit in human rights abuses Labour standards 3. To uphold the freedom of association and the effective recognition of the right to collective bargaining 4. To eliminate all forms of forced or compulsory labour 5. The effective abolition of child labour 6. To eliminate discrimination in respect of employment and occupation Environment 7. To support a precautionary approach to environmental challenges 8. To undertake initiatives to promote greater environmental responsibility 9. To encourage the development and diffusion of environmentally friendly technologies. Fight against corruption 10. To work against all forms of corruption, including extortion and bribery In this respect, ENDESA has participating un numerous debating forums on the implementation of the Global Compact in companies. It is worth noting ENDESA’s contribution to the world summit held in Shanghai (China), in which it ratified its commitment to the United Nations Global Compact. At this summit, the Company, through the Environmental and Sustainable Development Division it is developing in relation to the Global Compact, presented its strategies for sustainable development and climate change at this summit. ENDESA is also part of the Board of Directors of the Spanish Global Compact Association (ASEPAM), through which it participates and works actively in the process of continuous improvement. It has also developed a benchmark to encourage compliance with the principles of the Global Compact in its companies. To do this it has drawn up the “Guide for the Development and Implementation of the Principles of the Global Compact in ENDESA and its subsidiaries”, with the aim of standardising and unifying implementation of same, as well as helping persons responsible for internal management within each company, facilitating fulfilment of the objectives that ENDESA has proposed with respect to the plan. The principles drawn up the United Nations have a valid definition for all business sectors and countries. With this guide, ENDESA has sought to specifically define the meaning of each of them in the electricity sector, and even more specifically for the environment of each company. Likewise it has drawn up guidelines so all its companies can draw up sustainability reports so they can be included as COP (progress) reports for the United Nations. More information at www.unglobalcompact.org ENDESA has developed a guide to standardise and unify the development and implementation of the principles of the Global Compact in all its companies

The growing complexity of sectors of business and the varied interests involved in them give rise to myriad risks. ENDESA is affected by these risk factors and by those resulting from its activities. To mitigate and control all these risks as far as possible, internal operating rules that reasonably ensure the establishment of operating principles for, and the bodies in charge of, the control and management of risks, have been established, per the control strategy and risk profile defined by the Board of Directors. GENERAL PRINCIPLES • The Audit and Compliance Committee is entrusted by the Board of Directors with the function of approving the system for evaluating and controlling risks relevant to ENDESA and its subsidiaries. • There is a Risk Committee to define and keep up-to-date the global risk policy of ENDESA. • ENDESA has established a series of risk limits and activities with risk levels that exceed these limits must be approved previously by the Risk Committee. • To control and manage risks, regard is had to the various businesses, with global risk measurements that ensure that the sum of the parts is optimized. • Each business line and corporate area is responsible for preparing, keeping up-to-date and applying its own risk policy in line with the global risk policy, and for establishing risk management mechanisms ensuring compliance with that policy. • Given the corporate nature and corporate purpose of ENDESA, the levels of risk that are assumed are always associated with the activities of its business. RISK CONTROL SYSTEM ENDESA’s Risk Control System is based on a set of strategic and operational actions aimed at complying with the global risk policies necessary to fulfil the objectives approved by the Board of Directors without exceeding the risk limits established. Global risk is defined as the risk resulting from the consolidation of all the risks to which ENDESA is exposed (market, credit, operating, and business risks) having regard to the effects of mitigating the various exposures to and categories of risk, makes it possible to consolidate and evaluate the risk exposures of all the business units and areas of the Company, as well as prepare the relevant management information for making decisions on risk and the adequate use of capital. The risk control process is the result of a model based, on the one hand, on the ongoing analysis of the risk profile, on the best practices prevailing in the energy industry or as benchmarks in risk management, on uniform measurement standards, on the separation between risk managers and controllers, and on the other hand, on ensuring the connection between the risk borne and the resources necessary to operate the businesses and on optimising the risk/return ratio of the businesses. ENDESA has developed a specific risk control methodology and system to address the risks to which ENDESA is exposed, having regard to the particularities of the markets in which ENDESA or its subsidiaries operate. Endesa’s risk-control system divides risks into four types: market, credit, operating and business. For more information on ENDESA’s risk management and control system, see the 2005 Annual Report on Corporate Governance, available at www.endesa.es RISK MANAGEMENT AND CONTROL SYSTEMS

ENVIRONMENTAL PROTECTION The following key environment-related issues have been identified: • Eco-efficiency of operations • Consumption of natural resources. • Greenhouse gas emissions. • Investment in renewable plants. • Waste management. • The impact and management of biodiversity. • Innovation as a driver to “do more with less”. ENDESA’s response to these challenges is based on its commitment to protection of the environment and efficiency. These commitments are put into practice through an integrated environmental management system that includes various initiatives: • ENDESA has implemented an ambitious climate change strategy is to reduce its specific emissions of CO2 by 35% relative to 1990 levels, by 2007. • ENDESA is continuously incorporating new renewable energy facilities into its generating pool and invests in the most efficient and less polluting technologies. In this way it is improving the size, balance and diversification of its production mix, allowing it to notably reduce its gas emissions at the same time as contributing to ensuring cover for demand and quality of supply. • In 2005, ENDESA continued to improve and adapt its facilities to minimise waste generation. Noteworthy initiatives include the recycling of used oils, minimisation of container waste production, gradual withdrawal of asbestos from installations, the use of rechargeable or long life batteries, and treatment and recycling of used cleaning detergents, among others. • ENDESA ensures that its activities are compatible with the natural resources of the environments in which it operates, paying particular attention to especially valuable resources. Its initiatives in this area target the preservation of ecological water resources at its hydroelectric plants, land reclamation in its mining areas, and the protection of birds, vegetation and the landscape at its distribution facilities, especially when the latter are located in protected areas. The company also promotes actions and cooperates in projects to encourage conservation of biodiversity. Commitments to the protection of the environment and commitment to efficiency describe ENDESA’s responses to these challenges in more detail. TRANSPARENCY AND INTEGRITY The main challenges in this field are: • Transparency and ethical conduct in the governance of the company. • Promotion of human rights. • Management of the ENDESA brand, protecting the company’s reputation. With respect to transparency and ethical conduct, it is worth highlighting the special attention in general of stakeholder groups in corruption matters. ENDESA and all its companies have voluntarily signed up to the Global Compact, whose tenth principle is dedicated to the fight against corruption and bribery. As previously indicated, in 2005 ENDESA drew up a guide for all its companies, explaining the meaning of each of the principles contained in the Global Compact for the company, and the specific lines of action expected. It has also established an ethics section which, among other possibilities, allows members of all stakeholder groups to anonymously report any infraction by the company. For 2006, objectives such as the establishment of specific corruption codes and training of employees in the importance of fighting corruption in all its forms were established. ENDESA sees good governance as part of good management, and so begins in the company’s decision making bodies and descends and spreads throughout same. In the company’s corporate governance, the independency and transparency in its relations with third parties are considered core values. In chapter V (commitment to good governance and ethical behaviour) the company’s achievements in relation to promoting transparency and integrity are described in greater detail. PROMOTION OF A LABOUR FAVOURABLE ENVIRONMENT The topics identified as being most important in this area were: • Freedom of association. • Promotion of human rights. Also detected were topics such as the importance of employee training, the promotion of diversity and equality and the health and safety of employees. Motivate to grow professionally and personally New energies for a better future

ENDESA is committed to the health, safety and professional development if its employees and has implemented various initiatives to put this commitment into practice. • In 2005, ENDESA completed a single competencies model applicable to all its collectives, shared by all companies and business units providing the organisation with a common language for identifying and managing talent, particularly in the areas of development and mobility. • The 2005-2009 Strategic Plan for the Prevention of Workplace Accidents in Spain and Portugal (PRAEVENIO Plan), which aims to prevent workplace deaths, reduce serious and fatal accidents and optimise absenteeism due to accidents and illness. It comprises seven action plans: training, awareness, communication, quality, coordination with contractors, reduction of accident rates and optimisation of absenteeism. • Throughout 2005, ENDESA carried on its customary policy of dialogue and collective agreements. Union organisations work as usual in all companies. ENDESA supports the eradication of child and forced labour, and all its contractor companies comply with laws in place in the matter in each of the countries in which it operates. In chapter Commitment to the health, safety, and personal and professional development of persons working at ENDESA, more detailed information is given on these challenges ADEQUATE COMMUNICATION WITH STAKEHOLDER GROUPS Topics of special interest for ENDESA are: • Shareholder relations. • Customer relations. • Management of relations with providers. During 2005, ENDESA updated and presented to the markets its Strategic Plan, which gives top priority to shareholder return, based on a strong organic growth of its businesses. This plan responds to the company’s commitment to the creation of value and profitability. ENDESA applies environmental and social standards to the selection of its providers. During 2005, the topic of health and safety among sub contractors has been in focus, dealt with via various initiatives such as the establishment and deployment of workplace safety initiative, self assessment of contractors in health and safety matters and the organisation of prevention workshops. Various channels of communication have been created for shareholders and providers of the company, with the aim of knowing in advance their main interests and providing them with information on relevant facts with respect to the company. Below we will detail how ENDESA has structured the dialogue with its stakeholder groups. 5. DIALOGUE WITH STAKEHOLDER GROUPS ENDESA is firmly convinced of the importance of maintaining fluid, transparent, ongoing dialogue with its different stakeholder groups. This communication enables it to achieve its business and social targets within the framework of its commitment to sustainability. For this reason, it has various specific channels which facilitate adequate communications. CUSTOMERS ENDESA has specialised channels for its customer relations. There is a wide typology which ranges from the most traditional to those developed through the application of new technologies enabling contact with the company 24/7. Commercial offices In Spain and Portugal, ENDESA has an extensive network of customer service offices, comprising 58 commercial offices and 345 services points, of which 3 offices and 40 service points are outside its sphere of distribution and therefore specialise in customers which contract electricity or gas supply on the deregulated market. During 2005, offices and service points as a whole managed over 6 million contacts with customers. The typology of said contacts covers ENDESA’s entire commercial cycle: Metre readings, connection and disconnection of supply, change of contract signatory, change of bank details, claims etc. Call Centre (CAT) ENDESA has a large scale call centre with permanent service 24/7, which has three call centre platforms, one in Seville and two in Barcelona, staffed by 1,100 operators. These platforms make up a single virtual platform which can deal with an average of 45,000 calls a day and even deal with peaks of up to 70,000 calls a day in the event of system failures. In 2005 these platforms managed 11,013,438 calls relating to sales, 5% more than in the previous year. This increase was due both to the expansion of new services nationally and the increased Ongoing dialogue with stakeholder groups

Corporate Directions Communications Direction Environment and Sustainable Development Direction Territorial Committees Ombudsman Sales Offices Call Centre Endesa Online Union dialogue Government Business assoc. Communication media ONGs Companies Shareholders Individuals Neighbours Regulators Providers Employees Customers Shareholders’ Office Investors Relations Direction www.endesa.es Human Resources Direction Union dialogue CENIT Purchasing department

ENDESA, A COMPANY FOR THE FUTURE

and make recommendations aimed at improving quality of supply and meeting customer needs.

In the course of 2005, the Customer Ombudsman handled 700 complaints, 58% of which he was able to resolve directly. The remainder, once analysed and initial contact made with the customers, were passed on for final processing to the usual service channels made available by the company.

***77 percent** of complaints were resolved **totally or partially in favour of** the consumer*

Of the complaints received which were within the ombudsman's remit, 55 percent were processed and resolved via a mediation process between the company and the customer, and 45 percent were resolved by the ombudsman himself. 77 percent of complaints were resolved totally or partially in the customers favour.


CLAIMS RESOLVED BY THE ENDESA OMBUDSMAN BY MANAGEMENT PROCEDURES
Mediation process 55%
Resolution process 45%
45%
55%

Of the complaints falling within the Ombudsman's direct remit, 53% related to issues of supply quality, 33% to contract and billing issues, and the remainder to other issues.


CLAIMS RESOLVED BY THE ENDESA OMBUDSMAN BY TOPIC
Product quality and supply 53%
Infrastructure and network 4%
Contracts, collection and billing 33%
New construction 2%
Attention 1%
Measurement and control 7%
1%
7%
2%
53%
33%
4%

Investor Relations

For this ENDESA's has an Investor Relations Department with offices in Madrid and New York and a Shareholders' Office in Madrid.

Among the activities of the Investor Relations Department in 2005, we would highlight the two roadshows (visits to international institutional investors by ENDESA managers) in 12 countries, entailing 175 meetings, at which the Company contacted around 40% of its shareholders.

The department also maintained ongoing contacts in Spain, the rest of Europe and the US, holding 120 meetings with investors. Finally, six public presentations to analysts and investors were organised: It also held four quarterly public presentations explaining the adoption of International Financial Reporting Standards (IFRS) and one on ENDESA's stance regarding Gas Natural's takeover bid.

An average of 390 people attended these presentations, 40 in person, 70 via conference call and 280 through webcast via internet.

SHAREHOLDERS' OFFICE

ENDESA's Shareholders' Office provides a free shareholder relations service, either in person or by telephone or e-mail, answering any queries shareholders may have and providing them with the following information on the Company: results, dividends, share prices, new bond issues, General Shareholders' Meeting, etc.

*Endesa's Shareholders' Office dealt with over **20,000 personal queries** in 2005*

In 2005, the Shareholders' Office handled some 12,400 telephone enquiries and 9,500 visits from private investors, most regarding the General Shareholders' Meeting, and sent more than 1,800 information mailings by post or e-mail.One of the main sources of information for shareholders is ENDESA's website (http://www.endesa.es), which provides a large amount of economic and financial information for the investment community. This section contains links to quarterly financial results, press releases and official filings, corporate presentations, documents related to the General Shareholders' Meeting, information on dividends, share price performance, etc. In addition, the conference calls on quarterly earnings are broadcast in real-time via Internet.

ENDESA also sends interested investors and shareholders press releases, quarterly results statements, reports and corporate magazines.

Shareholders' questions in 2005 focused on such subjects as the takeover bids made by Gas Natural and E.On (terms and conditions of the operation, ENDESA's views on the bids, etc.), the AGM (items on the agenda, date and place for the meeting, documents that they were to receive copies of, documents that they had to submit in order to confirm or formalise their attendance, gifts, etc.), dividends (how much was due on each share, when they could expect payment, etc.) and share prices.

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EMPLOYEES One of the characteristics of ENDESA’s corporate history is the maintenance of a permanent dialogue and social inclusion policy. As of 31 December 2005, there were 50 collective agreements in place at ENDESA’s subsidiaries in its eight most important countries of operation, of which 44 are still effective and the other 6 were being negotiated. The total number of persons affected was 22,908, of which 27,204 were working in the company at the close of the financial year. In line with its specific functions, the Human Resources department is a priority channel for relationships with the people who work in the company. Its main representative is the Corporate Director of ENDESA, who reports directly to the Managing Director. The area is structured by representatives (organisation, human resources and managers) who are responsible for a team of persons in each centre to maintain direct relations with employees and give the different business of the company the necessary levers for management of personnel in order to achieve their respective results. After the workplace survey in 2004, and once its results were analysed in depth, an improvement plan was drawn up based on the conclusions of same. To this end, and to facilitate the preparation of the action plans and ensure that they would all contribute to the overall improvement of the Company in a co-ordinated way, the following priority action areas have been defined for ENDESA as a whole: • Strengthen the ratio between contribution and return (Merit Culture). • Strengthen opportunities for global professional development and training. • Intensify the level of commitment by team managers to take the Company’s values on board, particualrly those related to people, teamwork and innovation. • Make even greater efforts to implement initiatives that will have a more positive impact on the levels of employees’ satisfaction and commitment, thereby optimising the application of the Climate Study. Based on these priority actions, the ENDESA’s divisions, and companies have defined actions for the improvement of their respective areas. • Some of the actions included in this plan were put into practice during 2005, of particular interest: Implementation of a new integrated HR information and management system (NOSTRUM) on a global scale, increasing HR management process decentralisation and efficiency, underpinned by a single competencies model for the entire Company. • Redesign of the professional management plan which fosters development and is strengthened by new evaluation systems and compensation strategies have been introduced that are resultsoriented and reward individual merit. • Design and start up of the Excellence in Human Resources Plan, with the main aim of responding to the demands and expectations revealed in the workplace environment study by ENDESA employees in Spain. • Implementation of an Evaluation Quality Barometer as a tool for ongoing tracking of the internal workplace environment. Its main goals are to evaluate the Productivity Management process and help directors and managers to improve their team management habits with the aim of achieving strategic goals in a sustainable way, and consolidating ENDESA as a good environment for the professional and personal development of its employees. This process is based on a regular employee survey, on an annual basis. It is worth adding that the Corporate Human Resources Department organised, with the cooperation of the Services and Communications department, various meetings of the Chairman and Managing Director with company directors on topics of particular strategic importance. These meetings were held at company headquarters in Madrid and were followed live by video conference systems from participating companies and territorial organisations throughout the world. INTERNAL COMMUNICATION ENDESA has a wide range of channels and supports, both on a corporate scale and in each of its subsidiaries and territorial organisations, aimed at ensuring fluid an ongoing internal communication with all its employees. These channels and supports are very diverse in nature and are designed with the aim of ensuring that internal communication processes are accessible for a large number of people who work in different countries, distributed among a wide range of work and business centres, with a high level of professional, training and cultural diversity. Among these, we highlight the following which have the greatest scope: Unification of the Intranets of ENDESA and its subsidiaries into a single Corporate Portal with universal access Nostrum Project, new system of integrated information and management of Human Resources

LÃnea Directa. Internal communiqués on printed and digital format which reports on the activities, projects, acts and initiatives carried out by the company across the world. There is a corporate scale LÃnea Directa which is available simultaneously to ENDESA and its subsidiaries, as well as local Direct Lines which are prepared and distributed within each subsidiary or territorial organisation. In 2005, the Corporate Communication Department drew up and distributed 177 LÃnea Directa globally, in other words 3 for every 4 working days; ENDESA territorial organisations in Spain distributed 805; ENDESA subsidiaries in Italy and France, 41; and its Latin American subsidiaries, 1,624. • Corporate Portal. 2005 saw the commencement of the process to unify the different intranets of ENDESA and its subsidiaries into a single Portal with universal access, endowed with cutting edge technology and enabling extensive personalisation, with the aim of giving all Group employees access to the information available on it and thus contributing to strengthening the idea of being involved in a common business project. In this way, the Corporate Portal, the fruit of a project in which the Corporate Services, Human Resources, Strategy and Communications Divisions cooperated, has strengthened the effectiveness of the intranet as an internal communication and training channel and a support for making important IT management tools available to employees. • Actualidad ENDESA. Internal monthly magazine for distribution to ENDESA employees in Spain. 14,000 copies of each edition are distributed. • Endesa América. Internal bi-monthly magazine for distribution to ENDESA employees in Latin America. 10,700 copies of each edition are distributed. • canalEndesa. With the aim of increasing employee’s accessibility to the company’s internal communication, 2005 saw the commencement of implementation in Spain of an audio visual network, called canalEndesa, which involves the installation of flat screens in places of work with the largest number of employees who do not use a personal computer in their daily activities. The programming on this channel is based on the audio visual formatting of the main information distributed via other internal communication media, especially the Corporate Portal, as well as institutional videos or those on company projects. • Messages. Printed or digital resource which has internal information on questions of use or interest to ENDESA employees in Spain In 2005, 24 were distributed on a corporate scale and 105 territorially. • Meetings of employees with Senior Management. During 2005, A schedule was drawn up for meetings of employees with the Managing Director, organised by the Human Resources and Communications Departments, so the company management could get first hand knowledge of the interests, concerns and expectations of its employees. In this way, these breakfast meetings with the Managing Director lead to extra information being given, expressed spontaneously and directly, to best guide the actions aimed at improving the internal environment and detecting the main topics of interest to employees. • In turn, in Brazil a program of Breakfasts with the Managing Director was developed, having the same characteristics as those held in Spain. Also, the permanent internal communication channels and resources are complemented by other publications, signs, murals, digital resources etc. on a one off basis, as well as actions carried out in the context of the Internal Communication Plans drawn up to disseminate particularly important company projects. COMMUNICATION CHANNELS WITH PROVIDERS The company maintains a fluid relationship with all its providers through various specific channels created for this purpose. In particular: • Telefónica Attention Centres for providers (CENIT). A team of specialist operators to support ENDESA providers through said platform in Spain. During 2005, this channel processed 35,000 calls and accounted for and paid 406,000 invoices. Most of the queries that were dealt with have focused on billing, contracts and orders, technical contract compliance, guarantees provided, blocked payments, incorrect data, bank-account changes, standing orders and the mailing of bills, etc. • Corporate Web Page Provider Channel. During 2005, this channel received over 29,000 single visits as recorded by Nielsen Netratings. Through this channel the provider can carry out multiple procedures from any place at any time, including:Access to regulations and approval procedures • Access to extranet: VipWeb for current contractual procedures. This channel processed over 26,500,000 transactions in the last financial year. • Possibility of making applications to become an ENDESA Service Point. • Understanding the approval procedure of company providers. ENDESA is also part of the RePro system in Spain, a provider management and classification standard. It has a provider classification system through which it maintains information on registered, approved and evaluated providers. • For the most basic providers it suffices to register through a database of external providers, which controls and maintains the legal data for their business (Tax ID number, up to date tax and social security payment certificate, etc.).

A second level of providers, of greater relevance to the development of the company’s business, is also approved by the ENDESA Quality Department for the product or service they offer. • Finally, among these latter, a group of strategic providers is defined, whose performance is subject to ongoing evaluation. COMMUNICATION MEDIA ENDESA has specialised teams and specific channels in all its subsidiaries and territorial organisations to maintain professional relationships with all communication media. During 2005, the Endesa Corporate Communication Division team maintained over 20,000 personal or telephone contacts with journalists from the domestic Spanish communication media; it organised six press conferences as well as twenty meetings with members of senior managed, With specialised informants on energy matters, and has released 173 press releases. In turn, the Communications Divisions of its territorial organisations in Spain have been carrying out activities of the same type in their respective spheres and have drawn up and distributed 688 press releases in their respective spheres. Most focused on actions related to trading results, the operation of distribution and generation facilities, human resources, telecommunications, international businesses, and initiatives related to the environment, sustainable development and renewable energy sources. The importance of this activity is evidence of the fact that ENDESA is the Spanish electricity company with the biggest media presence. In 2005, it was present in 4,992 of the 8,260 informative inserts on the electricity sector published in the Spanish domestic press, in other words 60.4% of same, as well as in 7,385 informative inserts published in 131 local publications in the areas in which it works in Spain.In turn, ENDESA subsidiaries in Italy and France have made over 3,500 contacts with the European media and have sent over 40 press releases to communication media in both countries. In Latin America some 500 press releases were issued in 2005. Owing to the large number, dispersion and geographical diversity of these companies, consolidated data on individual information contacts with media professionals would be too complex to give here. However, the contacts made by the Chilean companies alone in 2005 — over 2,250 — serve as an example of the volume of activity in this area. Also, on the company’s corporate web site there is a specific press channel, through which information professionals can consult and download press releases, publications and other informative documents on ENDESA, as well as access an extensive photographic archive with images of the company’s employees and centres of employment to be downloaded and used in the media. This channel had over 30,000 users in 2005, recorded by Nielsen Netratings. The channel also has an e-mailbox that received over 2,000 queries in 2005, mostly in relation to the commercial demand (information on offers, new contracts, bills, changes of supplier, etc.), requests for information on photovoltaic-energy installations and sales, requests for corporate information about the Company (annual report, corporate governance report, sustainability report), shareholder relations, queries about takeover bids, etc. CHANNELS OF COMMUNICATION WITH THE AUTHORITIES AND SOCIETY ENDESA has different structures and figures to guarantee adequate and fluid communication with authorities in the territories and countries in which ENDESA operates, as well as society in general. As an example it is worth mentioning the following in Spain: • Advisors in its local markets (Catalonia, Andalusia and Badajoz, Balearics, Canaries and Aragón). They comprise company managers and representatives from the social and economic fabric of the respective territories. They provide an adequate framework to better understand the needs, aspirations and expectations of local areas, bearing them in mind when it comes to the company’s decision making process. • In turn, Endesa General Managers in the different areas in which it operates in Spain, as well those in its subsidiaries in Europe, and General Managers of its Latin American subsidiaries maintain ongoing contact with the authorities and social and economic representatives of their respective areas, which are replicated by the management teams of each centre, area etc, with local authorities. • To carry out regulated activities, ENDESA and its subsidiaries maintain close relations with regulator bodies in the energy sectors of all the countries in which it operates, and which are developed by members of senior management as well as the respective regulatory divisions or departments. • Participation in national networks of the UN Global Compact. ENDESA, as a signatory to the UN Global Compact, participates in meetings and conventions held in support and promotion of same. These national networks are made up of all companies which signed the Global Compact in each country and contribute to raising awareness and responding to the specific needs and interests of each community. Also, ENDESA and its subsidiaries, through their respective Divisions and territorial organisations, maintain regular and fluid relationships Permanent channels of dialogue and communication with providers and collaborators with different social organisations and citizens of the communities in which they operate, on matters related to the activities they carry out within them. These contacts are often based on the dissemination of mass distribution publications, organisation of general interest activities, information distributed via spaces reserved in different communications media and other channels or supports. Among these, of particular relevance is the ENDESA corporate website and the respective web sites of their subsidiaries. These pages are available to customers, investors, providers and the public in general and have a message box for suggestions and queries. Finally, it is worth remembering that channels specially aimed at specific stakeholders such as customers and employees are described in the respective chapters dedicated to them in this report. 05 endesa ENDESA, A COMPANY FOR THE FUTURE SUSTAINABILITY REPORTS FROM ENDESA COMPANIES The responses to local sustainable challenges in ENDESA’s companies can be consulted in their Sustainability Reports and annual Activites Reports. These are available on their respective web sites. ENDESA www.endesa.es Spain - general information on the ENDESA Group ENDESA Italia www.endesaitalia.com Italy SNET www.snet-electricite.fr France Enersis www.endesa.es Chile Chilectra www.endesa.es Chile Endesa Chile www.endesa.cl www.endesachile.cl Chile Emgesa www.emgesa.com.co Colombia Codensa www.codensa.com.co Colombia Edelnor www.edelnor.com.pe Peru Edegel www.edegel.com Peru Edesur www.edesur.com.ar Argentina Coelce www.coelce.com.br Brazil

Mission: respond to our customers’ expectations Customers particularly appreciate two things: The quality and

SAIDI VARIABILITY (SYSTEM AVERAGE INTERRUPTION DURATION) IN RELATION TO LAST YEAR (hh:mm) Territory 2005 2004 2005 vs 2004 ARAGON 1:30 1:57 –23% CATALONIA 1:31 1:49 –16% ANDALUSIA AND BADAJOZ 3:13 4:34 –30% TOTAL MAINLAND 2:13 2:57 –25% BALEARIC ISLANDS 2:09 2:46 –22% CANARY ISLANDS* 2:19 2:25 –4% ENDESA RED 2:14 2:54 –23% * Hurricane Delta effects not included ENDESA’S SAIDI ON THE SPANISH MARKET 7:00 6:30 6:00 5:30 5:00 4:30 4:00 3:30 3:00 2:30 2:00 1:30 1:00 0:30 0:00 1990 2001 2002 2003 2004 2005 SAIDI Total Unforeseen SAIDI ENDESA´s SAIDI SAIDI In hh:mm 5:27 Delta 7:17 4:45 3:54 3:38 2:54 2:44 3:51 1:56 3:13 1:57 3:01 1:54 2:20 1:39 2:13 1:55 1:18 ENDESA’S SAIDI ON THE LATIN AMERICAN MARKET Quality of service: Interruption duration (SAIDI) 25 20 15 10 5 0 Hours Dec. 05 Oct. 05 Sep. 05 Aug. 05 Jun. 05 Apr. 05 Feb. 05 Dec. 04 Dec. 02 Dec. 99 Dec. 98 Dec. 01 Dec. 03 Jan. 05 Mar. 05 May. 05 Jul. 05 Nov. 05 Dec. 00 19.2 17.4 18.7 14.3 13.9 12.0 11.1 11.4 11.1 11.1 10.7 10.7 10.4 10.5 10.5 10.5 10.4 10.3 10.2 SAIDI Dec. 2005 / Dec. 2004 - 8.2% In turn, in 2005 the figure for the annual interruption duration per customer improved by 8.2% in Latin America compared with 2004, while the average number of interruptions improved by 1.3%. ENDESA’s holdings have invested more than 1,900 million euros in distribution facilities on this market over the last five years. Compliance with regulatory deadlines in over 97% of all access applications FIRST PRIZE EUROPEAN UTILITY AWARDS 2005 ENDESA was awarded first prize by the European Utility Awards 2005. The prize was delivered during the Seventh International Conference on “Metering, Billing and CRM/CIS” held in Barcelona, which is considered to be the most important annual meeting of its kind in Europe’s energy sector. On this occasion, the conference was attended by over 1,150 delegates from the main companies related to power, gas and water distribution and marketing in Europe. Endesa Distribution’s excellence in the field of access management was central in helping the Company to become the first Spanish electric utility to capture over 998,000 customers in the deregulated market. This award represents the acknowledgement and confirmation by an international jury not just of the figures reported above, but also of the operational and organisational efforts made by ENDESA to allow its customers to benefit from the deregulation of the electricity market.

ENDESA'S COMPLIANCE WITH COMMITMENTS

Furthermore, ENDESA significantly improved the unitary cost of access operations to the deregulated market in Spain, with an 88% reduction between 2003 and 2005 and also a notable improvement in its access application management capability. In 2003, ENDESA attended 1,000 movements per day, whereas today, thanks to the highly automated nature of the operations, the capacity to manage access to the deregulated market is practically unlimited.

This increased efficiency enables ENDESA to envisage cost savings of up to 39.7 million euros in the operations planned for 2005-2010.

QUALITY MANAGEMENT PLAN RESULTS

The Investment in Quality Plan includes the investments needed in each of the geographical areas in Spain where the company is present. The plan prioritizes these needs and adapts them to achieve the maximum favourable impact on service quality and its social repercussions relative to the resources available.

The core points of this Plan are to reduce risk points, lower the risk of major incidents, and to take action in those areas that have the greatest impact on the SAIDI.

In 2005 the Company invested 1.389 billion euros in distribution facilities in Spain —a increase of 28.9%.

*ENDESA invested **1,389 million** euros in 2005 to **improve** the quality of our supply*

This application of financial resources was a determining factor in improved quality. However —due to their cost/profit ratio— initiatives to improve management were even more determining. Significant improvements were also achieved with lower resource consumption.

*Incident response delays **down 25%***

METÓDICA®PI/2

The excellent quality-of-service results in Spain in 2005 are largely due to the role played by several projects to improve management and efficiency under the Quality Plan, grouped under the name METÓDICA®Pi/2.

For instance, implementing the initiatives that make up METÓDICA®Pi/2 has enabled the unscheduled SAIDI (own and third party) to be cut by 25% in the ENDESA Spanish market, thanks to improvements in the incident-response times.

When it was launched in early 2004, METÓDICA®Pi/2 included the following initiatives, among others:

- **Perceived Quality Function (PQF):** identifies the variables that characterize the service that has the greatest influence on customer satisfaction, i.e. by duration and interruption frequency.
- **Technology Plan:** For using the most appropriate technology to improve quality of service and lower costs. To boost technological innovation in control and remote control systems, information systems, and in the technological standardizing and renewal of materials.
- **META Project:** To reduce response times and eliminate non-productive times by improving the way the organization works and making operations more flexible.
- Excellence in the Technical Service Plan: **Takes into account the customers' perspective,** analysing it constantly by monitoring the perceived quality indicators. This plan is directed towards process improvement and standardizing technical services.
- **Supplier Improvement Project:** To improve the alignment of suppliers' and ENDESA's interests, through actions such as changes in the functions of each subcontracted activity, a revised formulas for the salaries and training of the technical teams who manage contracts directly.
- **Plan to Adapt Wave Quality:** Envisages solutions to the electric wave distortions that bother customers by causing short interruptions, micro cuts, tension gaps, and tension and harmonic holes.

*ENDESA: **the first** Spanish electricity **company** to exceed the figure of **998,000 deregulated customers***

Several new initiatives have been implemented in 2005, including:

- **MICRO Project**: A definition of novel strategies for substation maintenance according to component reliability, the risk of combined equipment failure and the potential impact on the market in the event of combined failure.
- **Formula 1 Project**: Application of the Lean Method to discharge programming —programmed cuts to extend, repair or connect new facilities to the network— with the aim of minimizing interruption duration for customers. The project was implemented in 12 areas, with an average reduction of 56% in each discharge duration.
- **NABLA Project**: Optimization in the construction of new network installations and coming into operation of related installations.

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The aim of the project is to reduce the delays in new installation delivery dramatically, whether the facilities are for new supplies to customers or due to business requirements. It also seeks to reduce the number of construction and mounting flaws to zero. The diagnosis made in three areas identified a potential for improvement of 55-75% in the gap between a customer’s acceptance of an estimate and starting the service. The initiatives with the greatest impact on network operations are subjected to another discipline, called Tic-Tac. On a day-to-day basis, Tic-Tac promotes and monitors the creation and development of new improvement initiatives and confirms that expected outcomes were attained. EVALUATION OF SERVICE TO RESIDENTIAL CUSTOMERS Significant progress was also made in Customer Technical Services in 2005, consisting of distribution operations that imply interaction with customers: meter-equipment management, supply agreements, repair service by telephone, and response to new applications for supply, for instance. We have developed a system for the constant generation of improvement initiatives based on the exchange of the information coming from internal process indicators, measuring client perception, on-site studies of the root causes of claims, audits and inspections to confirm the degree of compliance with procedures and the way in which the service is delivered to customers. PERCEIVED QUALITY Customer satisfaction is the best measure of quality of service. That is why ENDESA is firmly committed to obtaining accurate, objective information about their concerns and expectations. After strengthening the customer service channels started in previous years, in 2005 the Company focused its attention on the following aspects: • We made a follow-up of the indicator of the quality perceived by customers, which reached high levels of satisfaction in all channels and processes. Furthermore, we continued to develop actions for commercial training and incentives for customer quality service at the Service Points and Business Offices. • According to the results of telephone interviews and “mystery shopping” activities carried out in 2005, directed at all customer segments as well as the market regulators, the average level of satisfaction with the overall services offered by the Company was 7.63 out of 10, compared with 7.54 in 2004, while satisfaction with the quality of the Company’s supply stood at 8.13 points. On the other hand, customer loyalty towards the Company in Spain was very high; 71.9% of customers said that they planned to stay with ENDESA and that they would recommend its services. The loyalty ranking was higher than in 2004 when it stood at 71%. Degree of satisfaction among ENDESA’S customers: 7.63 out of 10 10 9 8 7 6 5 4 3 2 1 0 Satisfaction with the price Satisfaction with the Channel Satisfaction with the supply Satisfaction with the Readings, Billing and Payment Collection Overall satisfaction with the Company Satisfaction with the Information and Consultation Service Satisfaction with the image 2005 2004

ENDESA'S COMPLIANCE WITH COMMITMENTS

In Latin America, ENDESA's companies assessed their customer-satisfaction levels to determine compliance levels and the key factors involved, with a view to determining strengths and weaknesses regarding the services' processes and features.

In 2005 major changes were made in the methods used, with a view to obtaining a measuring instrument that would take into account the factors underlying customer satisfaction levels.

Their sampling was segmented into SMEs and Major Customers for the interviews to evaluate corporate-customer satisfaction. A further study focused on local-authority customers, with a view to gauging the opinions of council leaders and works directors and so obtain a fuller view of how the service provided by the companies is perceived.

CHILECTRA'S 2005 SATISFACTION STUDY

Between August and November 2005, Chilectra carried out a 2005 Satisfaction Study with face-to-face interviews with 600 customers and 150 companies to evaluate the following:

Residential Customers	Corporate Customers
Supply	Supply
Business Office	Executive Directors
Customer Service by phone	Invoicing
Emergencies	On-site staff
Programmed Visits	Projects carried out
Sales	Final satisfaction
On-line Service	

This research consisted of assessing the customer's satisfaction at the beginning and end of the interview. First, interviewees were asked to score their level of satisfaction with the company on a scale from 1 to 7. They were then asked to value various specific aspects of the service. Finally, they were invited to express their degree of satisfaction once again.

Household customers indicated an initial satisfaction level of 65% and a final level of 75%, while corporate customers initially reported a level of satisfaction of 72% and then a final level of 66%.

CUSTOMER SERVICE EXCELLENCE PLAN

The purpose of the ENDESA's Commercial Service Excellence Plan in Spain is to ensure satisfactory customer service through all of the channels and commercial processes used by customers in their relationship with the Company.

Work in 2005 targeted those processes and channels that were most relevant to customers due to their frequency or criticalness, and focused on the revision and implementation of improvements in five key areas of contact:

1. Reduction of hiring times by 20% for Major Customers and companies.
2. Information provided in calls to the technical service in 100% of the cases.
3. General information provided in time in 100% of the cases.
4. Resolution in 96% of the complaints in less than 5 days.
5. After-sales service correct and free of errors.

ENDESA's management team in Spain is organised by sector as well as by territories. This allows us to acquire in-depth knowledge of major customers' needs and to offer them customized competitive solutions.

ENDESA also has a channel for companies offering customized power and added value services to customers who are halfway between being Major Customers and the mass market in terms of annual consumption.

__493__ personal __customer service__ points for household customers in Spain

ENDESA has a Customer Service by Phone Office (CAT) in Spain, which answered 11,013,438 commercial management and network incident calls — a 5% increase over the previous year. The calls were mainly due to the extension of new services in Spain and the high level of customer confidence in this effective and user-friendly channel.

In Latin America, innovative IT systems were implemented in 2005 in several of the holdings' commercial offices, thanks to which it has been possible to reduce the waiting times experienced by customers making customer-service queries quite substantially. One of the solutions was to implement new commercial and information services in self-help systems.

All of Chilectra's commercial offices incorporated the Mundo Activa module, designed to encourage customers to take part in the benefits Chilectra offers through the programme.

CUSTOMER OMBUDSMAN

ENDESA's Customer Ombudsman works independently of the Company's management teams and was appointed to provide customers with an additional means of dialogue in connection

05 endesa

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THE "COELCE A DOMICILIO" SERVICE ATTAINED 94% IN THE CUSTOMER SATISFACTION INDEX

The *Coelce Home Service* programme was set up in partnership with CAM Brazil to address customers' problems with their domestic electricity installations. Between October 2005 and April 2006 1,928 services of this type were provided.

The main services offered by this programme —with a customer satisfaction level of 94%— include replacing damaged circuit breakers or installing new ones, replacing meters, installing earth connections and repairing internal short circuits.

The survey on the quality of this programme also revealed that 93% of the customers interviewed considered the service provided by the engineers to be good, and 76% stated that they would request assistance from the Coelce Home Service again.

www.coelce.com.br

with the services that ENDESA provides on the Spanish market, listen to external and in-house interlocutors, and propose recommendations for improving quality of service and meeting customers' expectations.

ENDESA the only Spanish energy company with its own ***Customer Ombudsman***

In 2005, the activity of ENDESA's Customer Ombudsman focused on promoting and consolidating mediation as the preferred way to improve relationships between the Company and its customers, and to re-establish mutual confidence.

In the course of last year, the Customer Ombudsman handled 700 complaints, 58% of which the Ombudsman was able to resolve directly. The remaining complaints were studied and, after an initial formality with the customers, they were sent to the Company's usual Customer Service channels for the final formalities.

77% *of the resolutions were* ***in the customer's favour***

Of the complaints that met the requirements for being seen by the Ombudsman, 55% were handled and resolved by mediation between the Company and the customer, and 45% were resolved by the Ombudsman. Of the resolutions issued, 77% were favourable to the customer either fully or in part.

COMPLAINTS RECEIVED BY THE CUSTOMER OMBUDSMAN BY SUPPLY TYPE

Residential	82%
Business	6%
Services	2%
Industry	5%
Hotel and Catering	4%
Other	1%



1%
2%
5%
4%
6%
82%



JOSÉ LUIS OLLER ARIÑO
ENDESA's Customer Ombudsman

ENDESA's Customer Ombudsman is José Luis Oller Ariño, PHD in Economics from Barcelona University

José Luis Oller has worked in academic circles as Professor of Economic Theory at Barcelona University and for the Public Administration as Economic Managing Director for the Catalonian regional government in the period 1978-1979. He has also worked in the business world - holding the post of Managing Director of the Barcelona Stock Exchange and Futures Market among other positions and responsibilities. He was also a member of ENDESA's Management Board from 1997-2005.

www.defensordelcliente.endesa.es

CHILECTRA'S CONSUMER ADVISORY BOARD

Chilectra's Consumer Advisory Board was constituted together with Chilean consumer associations, the National Corporation for Consumers and Users (Conadecus) and the Organization of Consumers and Users (Odecu).

The Board's main goal is to provide room for discussion between the company and consumers' associations regarding any matters affecting the company's users and customers within its concession area. The Board also allows the company to present to the board endesa 05

members the procedures it implements and initiatives it undertakes that are of particular relevance to the service that customers receive. The Consumer Advisory Board meets every other month and at the request of at least two member institutions. ACCESS TO SUPPLY ENDESA’s business is oriented towards resolving its customers’ needs. To achieve this, the Company develops the infrastructures and initiatives necessary to reach out to as many customers as possible, address their needs and meet their expectations regarding the service they receive. The Company is aware that it supplies a basic utility. That is why one of its priority objectives is to facilitate access to electricity to a wide range of customers and to promote the social and economic development of the societies in which it operates. ENDESA is present in the electricity sectors of three continents. In Europe, it is the leading electricity utility in Spain, the third largest in Italy, the second largest in France and also holds positions of relevance in Portugal and Poland. Its presence in the Euro-Mediterranean arc is further complemented by a presence in Morocco. In Latin America, ENDESA is the largest electricity utility in Chile, Argentina, Colombia and Peru and the third largest in Brazil. It also holds a controlling stake in Siepac, a major project for electrical interconnectivity between six Central American countries. At the end of 2005, ENDESA and its holdings had a combined installed capacity of 45,908 MW, producing 185,264 GWh that same year, and supplying 203,335 GWh to 23.2 million customers. SUPPLY SERVICES ON THE SPANISH ELECTRICITY MARKET In 2005, Company’s customers in Spain grew 2.3 % in relation to the previous year on the regulated market, taking into consideration those who received a tariffed service as well as those who, while situated in one of ENDESA’s distribution areas, availed themselves of the choice of supplier option. By the end of the year, the Company had reached over 11 million customers. On the deregulated market, the Company closed the year with 998.000 customers — almost twice as many as at the end of 2004. This brings the total number of ENDESA’s customers in Spain to nearly 12 million. The percentage of energy supplied by ENDESA’s network to deregulated market customers stood at 36.5% in 2005, as opposed to 32% in 2004. As a result of the full deregulation of the island market in 2004, the percentage of electricity supplied to regulated market customers in the island markets continued to increase. It reached 20.5% in the Canary Islands and the Balearic Islands combined in 2005, as opposed to 9.3% in 2003. ENDESA’s electricity sales on the tariff-regulated market were 2.5% less in 2005 than in 2004, standing at 64,095 GWh. This was mainly due to the significant transfer of customers from the regulated to the deregulated market. In Spain, ENDESA distributes electricity to a market area of around 200,000 sq km. Basically, that comes to 20 provinces in seven autonomous regions (Catalonia, Andalusia, the Canary Islands, Aragon, Extremadura, Castile and Leon), with a population of 20 million. As a result of the investments, ENDESA’s distribution network increased by 7,773 km of lines in one year. After the increase, the total length of the Company’s distribution network stood at 297,133 km by the end of 2005, 25% of which were under ground. The result was that 40 new substations and 4,793 medium-to-low voltage transformer centres were put into operation during that year. With these, by the end of the year ENDESA had 893 substations and 132,730 transformer centres. At the same time, the power installed in transformers increased by 7,889 MVA, which represents a 12.3% increase in the total amount of power by the end of 2004. It is worth mentioning that ENDESA and the remaining companies in the power sector are encountering difficulties when it comes to obtaining the legal authorizations and right of way permits they need to implement new distribution facilities. This delays improvements in the quality of service and prevents, in certain cases, new supply coverage. To avoid this, ENDESA is intensifying their dialogue and collaboration with several Administrations in order to take the projects to a fruitful conclusion. To the development of new network infrastructures we must add a number of operations directed towards improvements in the quality of the power supply, such as: more intensive maintenance work, infrastructure renewal, an increase in the degree of Medium Tension (MT) network automation —that is, less than 36 kV— and the unification of all of the Control Centre in Andalusia and Badajoz into The power installed in transformers increased by 12.3% during 2005 ENDESA increased its lines for electricity distribution in 2005 by 7,773 km ENDESA supplied 203,335 GWh to 23.2 million customers in 2005

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a single Control Centre, equipped with cutting edge technology, from which the High, Medium and Low tension networks are managed.

In 2005, the Medium Tension Network Automation Plan meant that 1,747 remote controls were put into operation. This represented a 69.3% increase over the existing remote controls.

Other initiatives focused on optimising the networks' environmental impact and the development of several plans for rural electrification, backed by the respective local governments and Community funding.

SUPPLY SERVICES ON THE EUROPEAN ELECTRICITY MARKET

ENDESA sells electricity on deregulated markets in a number of other European countries besides Spain, such as France, Italy, Portugal, Andorra, Germany and Belgium. In some of these countries we operate through Endesa Energia and in others through national holdings.

In Italy, sales on the deregulated market were 13.064 GWh, with 4.694 GWh in France. ENDESA holds a 50% stake in the electricity-marketing firms Ergon Energia and MPE Energia. In France, sales by Snets, an ENDESA-controlled company, were considerable strengthened with the signing in early 2006 of a major long-term contract with SNCF (the French railway company). With this new contract, the company's portfolio now has 159 customers buying 12,300 GWh annually.

In Portugal, the Company sold 2,223 GWh to deregulated-market customers in 2005 —a increase of 23.6%— and held a market share of 23.2% as at 30 November, when it also had a network of 919 supply points. It should be remembered that since May 2002 ENDESA has been active in this market through Sodesa, created through a 50/50 joint venture with Portuguese industrial conglomerate Sonae. Sodesa is currently the second-ranked supplier on the Portuguese deregulated market.

SUPPLY SERVICES ON THE LATIN AMERICAN ELECTRICITY MARKET

ENDESA's Latin American distribution subsidiaries between them sold 55,246 GWh in 2005, 5.6% more than in 2004.

ENDESA ELECTRICITY DISTRIBUTION IN LATIN AMERICA

	GWh		
	2005	2004	Chg %
CHILE	11,851	11,317	4.7
ARGENTINA	14,018	13,322	5.2
COLOMBIA	10,094	9,656	4.5
PERU	4,530	4,250	6.6
BRAZIL	14,753	13,769	7.1
TOTAL	55,246	52,314	5.6

At the close of 2005, in the five Latin American countries where it distributes electricity, ENDESA had a total customer base of 11.2 million — an increase of 3.1% on 2004.

ENDESA CUSTOMERS IN LATIN AMERICA

	Thousands customers		
	2005	2004	Chg %
CHILE	1,404	1,371	2.4
ARGENTINA	2,165	2,139	1.2
COLOMBIA	2,074	2,015	2.9
PERU	925	912	1.4
BRAZIL	4,654	4,449	4.6
TOTAL	11,222	10,886	3.1

Losses from ENDESA's subsidiaries in the region amounted to 11.8% in 2005 compared to 11.9% in 2004.

In 2005, a project to improve energy losses in the Rio de Janeiro distribution area operated by Ampla was put in place.

The project, called Red Ampla, involves incorporating the most advanced technologies into the network to avoid the theft of electricity. Investment in the project is Euro 45 million. There have been clear results: for example, 42,000 customers were fitted with new electricity meters under Red Ampla and losses fell from 53.4% to 1.9%. Red Ampla was included in the supplies of 150,000 customers in 2005.

These encouraging technical results have made this one of the most successful and innovative projects undertaken by ENDESA in the ambit of electricity distribution in the region.

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COMMITMENT TO THE CREATION OF VALUE AND PROFITABILITY CREATING VALUE All the material, technological, non-tangible and human resources that ENDESA applies to its business create direct wealth for society. The profit made by marketing and selling its products (mainly generating and supplying electricity) is used, among other purposes, to buy energy and fuel, pay its shareholders, suppliers and employees, and contribute towards state-funded social and economic projects by paying taxes and making investments capable of generating more value. ENDESA’s economic flows to the interest groups with which it has a contractual relationship are given below. SHAREHOLDERS In October 2005, ENDESA updated its Strategic Plan and presented it to the market. The Company’s priority for the period was shareholder remuneration driven by strong organic growth in all its businesses. The management team was more committed than ever to meeting its earnings targets. The concrete aims of this plan are basically to achieve a cumulative annual growth of over 12% in net income and between 10% and 11% in EBITDA by 2009, increase ordinary activity dividends by an cumulative annual 12% (in line with net income evolution) in the The Company’s net profit for 2005 came to 3,182 million euros, 154% more than the previous year and the highest in its history ENDESA’s mission: maximise value ENDESA, SPAIN’S LEADING ELECTRICITY COMPANY IN CREATING VALUE According to the British government’s Department of Trade and Industry, the added value generated by the Company is the largest in Spain’s electricity sector and the third largest in Europe. The measurement is based on the cash added value of 600 major European companies, calculated from sales after purchasing costs have been deducted. DTI Value Added Scoreboard, www.innovation.gov.uk/value_added over 3,182 7 million euros in profit billion euros in 2005 in dividends in five years

Shareholders Public Administration Dividends Euro 2,541 million Companies tax Euro 790 million Social action Euro 25.4 million Personnel expenses Euro 1,547 million Quality services Supplies and services Euro 9,103 million Employees Customers Suppliers Society same period, pay out all capital gains from asset disposals in dividends and lower gearing to under 140%. The results recorded for 2005 as a whole and the first quarter have confirmed that the Company is in a position not only to meet but to surpass the targets communicated to the market. Thus, net profits grew by 154% en 2005 compared with 2004 and by 87.9% in the first quarter of 2006 compared with the same period the previous year. In turn, the EBITDA increased by 33.2% in 2005 and by 31% in the first quarter of 2006. The gearing stood at 112% at the end of the 2005 financial year and at 124.2% at the end of the first quarter of 2006, clearly exceeding the target set out in the plan. NET PROFIT The Company’s net profit for 2005 came to 3.182 billion euros, the largest in its history, with a 154% increase over 2004. Without the asset disposals and in even terms, the income for 2005 would have stood at 1.841 billion euros, with 60% growth, also reaching record levels for the Company. Furthermore, income per share stood at 3.01 euros, which meant a 152.45% increase compared to 2004. In 2005, the total profitability of ENDESA’s shares increased by 32.8% due to the Company’s strong revaluation on the stock market, with a 28.5% increase, and the payment of a 0.7382 euro dividend, which meant an additional 4.3% in returns. The priority given to shareholder remuneration as part of ENDESA’s strategic aim is reflected mainly in the proposed dividend policy which will see over 7 billion euros paid over five years. This dividend policy is largely based on: • Distribution of 100% of all net capital gains generated on disposals of non-core assets. • CAGR for ordinary dividends of 12%, in line with expectations for net profit. As in the previous two years, ENDESA delivered a strong performance on the stock market in 2005, posting a 28.5% gain. Among the factors driving up the share price, we could highlight the following: • Overall rises by international stock exchanges in general and Europe in particular. • Improvement in ENDESA’s main financial lines. • The large extent to which the company is achieving the goals set out in its strategy, as underscored by the strong performances of its various businesses. Return on shares increased to 32.8%

Greater recognition by investors of the value of the company’s assets than in the past, deriving from the unsolicited takeover bid launched by Gas Natural and the greater visibility of the attractive Strategic Plan being carried out by the company. In accordance with the announced dividend policy, the payment of a total gross dividend of 2.4 euros per share charged against 2005 earnings was approved at the 2006 General Shareholder Meeting, implying a total pay-out of 2,541 million euros. GOOD MARKET PERFORMANCE In 2003-2005, the Company’s value by market cap virtually doubled, increasing by 99.3%. The increase in market cap and the above-mentioned out-performance by the stock has caused ENDESA’s weighting in the majority of indices to increase. ENDESA’s shares are listed on the Madrid and New York stock exchanges and the offshore exchange in Santiago, Chile. WEIGHTING (%) Index Index weighting weighting in 2004 (%) in 2005 (%) REFERENCE INDEXES Ibex35 5.12 5.71 Eurotop 100 0.51 0.55 DJ EuroStoxx 50 1.04 1.15 DJ EuroStoxx Utilities 9.06 8.66 DJ Stoxx 600 Utilities 0.32 0.35 SUSTAINABILITY INDEXES DJ Sustainability World 0.28 0.29 DJSI Stoxx 0.57 0.61 DJ Euro Stoxx Sustainability 1.47 1.46 Under the dividend policy set out in the Strategic Plan, over 7 billion euros will be distributed over en five years EVOLUTION OF ENDESA’S QUOTATION ON THE SPANISH STOCK MARKET AND THE MAJOR SECTOR INDEX IN USA AND EUROPE 130 125 120 115 110 105 100 95 90 Dec. 04 Feb. 05 Apr. 05 Jun. 05 Jul. 05 Sep. 05 ENDESA + 28.5% Oct. 05 Dec. 05 DJ. STOXX UTILITIES +26.3% EUROSTOXX 50 +21.3% IBEX-35 +18.2% SP UTILITIES +12.8% SMALL INVESTOR SERVICE To ensure that its shareholders’ rights to information are satisfied, that all pertinent information is made available to investors and the public in general, and that all parties have equal and transparent access to such information, in accordance with criteria set by the Board of Directors, the Company has created an Investors Relations Unit and Shareholders’ Office, forming part of the Corporate Finance and Control Division. ENDESA’s website features a specific channel with information for shareholders and investors, containing key financial and economic documents and publications, summaries of the reports issued by leading analysts, investment banks or qualification agencies, information on the Company’s governance etc. www.endesa.es 05 endesa ENDESA’S COMPLIANCE WITH COMMITMENTS STOCK MARKET EVOLUTION 2005 IBEX DJ Eurostoxx 50 DJ Eurostoxx Util. ENDESA 28.5% 26.3% 21.3% 18.2% ENDESA’S STOCK MARKET CAPITALIZATION (millions of euros) 11,805 2002 2003 2004 2005 16,146 18,306 23,525 +99.3%

ENDESA SHARE VALUE Closing (%) annual Volume of Index Maximum Minimum Average price revaluation negotiated instruments MADRID STOCK EXCHANGE ENDESA (€/share) 22.78 16.63 18.92 22.22 28.51 2,602,871,497 CHILE’S STOCK EXCHANGE Enersis (pesos/share) 128.83 87.5 110.39 111.19 18.72 7,514,799,089 Endesa Chile (pesos/share) 552.64 316.99 454.08 519.50 55.08 1,295,318,887 LATIBEX Enersis (€/contract unit) 10.31 5.80 8.08 9.30 49.52 2,095,533 Endesa Chile (€/contract unit) 27.10 12.60 20.00 26.00 95.49 968,060 NYSE ENDESA (US$/share) 27.01 21.63 23.46 26.01 11.77 28,068,500 Enersis (US$/share) 12.02 7.46 9.92 10.99 29.14 111,425,600 Endesa Chile (US$/ ADR) 31.90 16.31 24.60 30.62 67.87 25,582,100 ENDESA’s ADR (American Depositary Receipt), how the Company is quoted on the New York stock exchange, gained 11.77% in 2005, closing the year at US$26.01, its highest level since 2000. This was better than other foreign companies listed on the US markets (the Global ADR Index rose 9.7%, more than 2 percentage points less) and broadly in line with the sector performance (the S&P Utilities Index rose 12.8%). In 2005, the Latin American companies Enersis and Endesa Chile extended their bullish runs of 2004 on the Santiago (Chile), New York and Madrid (Latibex) stock exchanges. Enersis’ listing rose 18.72% on the Santiago de Chile stock exchange to 111.19 pesos per share. In turn, Endesa Chile experienced a 55.08% revaluation, ending the year at 519.5 pesos per share. On the New York Stock Exchange, Enersis’ ADRs rose 29.14% to US$10.99 per share and Endesa Chile’s by 67.87% to US$30.62. Both companies far outperformed the benchmark indices. As to their performance on the Latibex market, where they have been quoted since 2001, both companies recorded strong revaluations in 2005. Enersis rose 49.52% to 9.3 euros per share, while Endesa Chile soared 95.49% to 26 euros per share. ENDESA BELONGS TO THE DOW JONES SUSTAINABILITY INDEX SINCE 2001 In 2005, ENDESA featured as a leading company in the field of sustainable development for the fifth consecutive year within the Electric Utilities segment of the Dow Jones Sustainability World Index, and in the Utilities segment according to the European Dow Jones Sustainability Stoxx. These indexes, prepared by Dow Jones and the SAM Group, a global reference in sustainability issues, single out companies at the forefront of their respective sectors which are noted for their commitment to sustainable development. For more information on these indexes, see www.sustainabilityindexes. com. ENDESA BEST IN CLASS OF STOREBRAND INVESTMENTS ENDESA maintained its Best in Class status awarded by Storebrand, the Scandinavian financial services institution that analyses the social and environmental commitment of more than 1,700 companies. The appraisal and rating system of Storebrand Investments is based on an analysis of the organisation’s policies, management systems and performance from a social and environmental point of view. Storebrand only awards its Best in Class distinction to those organisations within the top 30% of its ranking table. In order to be included in the valuation process and be eligible for the Best in Class category, companies must already figure in the Morgan Stanley Capital International World Index. The recognition of ENDESA as a leader in social and environmental performance allows it to use the Butterfly logo established by Storebrand for as long as it maintains the status awarded. For more information on Storebrand, visit their website at www.storebrand.com. ENDESA still in leadership positions on the world’s major sustainability indices

INCLUSION IN THE ASPI EUROZONE INDEX ENDESA remains in the ASPI (Advanced Sustainable Performance Index) Eurozone 2005 sustainability index for its second consecutive year. The valuation process for this index establishes five ratings (indifferent, below average, average, advanced and pioneering). The index is made up of the 120 best companies in the Euro-zone on the basis of their performance and management in sustainable development, according to the rating system and sector benchmarks of Vigeo, a French-based European agency specialised in corporate social responsibility and whose shareholders are institutional investors and European labour unions, as well as global European companies that have requested the rating. The ASPI indices, created in 2001, are considered a significant benchmark for corporate social responsibility by the managers of socially responsible investment funds (SRI) and sustainable investment funds who wish to take into account social responsibility criteria when selecting stocks for their portfolios. For more information on the ASPI indices, visit their website at www.vigeo.fr. ENDESA SHAREHOLDERS’ OFFICE ENDESA’s Shareholders’ Office provides a free shareholder relations service, either in person, or by telephone or e-mail, answering any queries shareholders may have and providing them with information on the Company: results, dividends, share prices, new bond issues, General Shareholders’ Meeting, etc. In 2005, the Shareholders’ Office handled some 12,400 telephone enquiries and over 9,500 visits from private investors, mostly regarding the General Shareholders’ Meeting, and sent more than 1,800 information mailings by post or e-mail. SPECIAL ATTENTION TO SOCIALLY RESPONSIBLE INVESTORS ENDESA pays special attention to socially responsible investors. In 2005 “one-on-one” meetings were held with investors of this type to learn about their expectations and inform them about the Company’s commitment to sustainable development. ENDESA’s 2005 Annual Report aims to inform socially responsible investors of the results for 2005 and also of how those results were achieved, compliance with the objectives of the Company’s Strategic Plan, and the management team’s commitment to achieve maximum growth sustainably, the responsible use of natural resources, etc. It is worth mentioning that in 2005, ENDESA updated its website information on Relationship with Investors and included content on sustainability, the Company’s position on the Dow Jones sustainability indices, presentations at forums, ENDESA’s participation in events related to supporting and promoting sustainable development, documents related to these issues and awards won for responsible management. THE EXCELLENCE IN SUSTAINABILITY CLUB ENDESA is a member of the Excellence in Sustainability Club. The Club was created in 2002 to report its members’ commitment to sustainable development within society as a whole and to disseminate best practices in sustainable development across Spain’s entire business fabric. ENDESA’s Shareholder’s Office handled 12,400 calls in 2005 “INVESTOR RELATIONS AWARD” The European Investor Relation Awards are based on over 500 interviews with managers, analysts and other sector professionals. ENDESA has been singled out by IR Magazine as the company which has “best communicated the transition to the new IFRS”. ENDESA published its financial statements for 2004 under the new accounting standards (IFRS) on 5 April 2005. Since then, all financial information released by ENDESA is prepared under IRFS criteria, and it is the only reliable data used by analysts and investors to assess ENDESA’s economic position. The IR Awards are internationally renowned for assessing excellence in investor relationships. This seventh edition of the awards has acknowledged ENDESA’s commitment to total transparency and accessibility in respect of the financial community.

The Club seeks to provide room for dialogue with stakeholders, a benchmarking platform for sustainable development and a factor for transmitting good practices. The Club signs agreements, organises seminars and publishes literature to carry out its activities. INVESTING TO OBTAIN DIRECT VALUE ENDESA’s total investment in 2005 reached 3.640 billion euros, of which 3.259 billion —i.e. 89.5%— corresponded to material investments. CAPEX ENDESA’s material investments in Spain and Portugal in 2005 stood at 2.382 million euros, an increase of 30.3% compared with 2004. On the Spanish and Portuguese market, electricity demand was higher than the EU average, clearly justifying all the industrial, economic and social investment that the Company has made in recent years to increase the power rating of its generation capacity and extend its transport and distribution networks. The generating plants benefiting from this investment campaign in 2005 included the Cristóbal Colón 400 MW combined-cycle plant in Huelva, which entered the final stages of construction in late 2005 with completion in early 2006; the conversion to imported coal of unit 4 at As Pontes power station in La Coruña; the beginning of the construction of an 800 MW combined-cycle plant at the same site; the commissioning of the first 75 MW combined-cycle steam turbines at Son Reus II (Majorca), Granadilla (Tenerife) and Barranco de Tirajana I (Gran Canaria); and the commissioning of new renewable energy facilities with a total power rating of 149 MW. Investment in the distribution business enabled the Company’s network of power lines to be increased by 7,773 kilometres, and 40 new substations and 4,793 new transformer units to be built, increasing the power rating for transformation by 12.3% compared with that available in 2004. This significant level of investment will be maintained over the coming years. This increase will mainly take the form of new CCGTs, new generation plants and an increase in the installed capacity of the island systems. The installed capacity of these three segments is slated to grow from 6,150 MW in 2004 to 12,400 MW in 2009, with an additional 24,000 GWh per year, as can be seen in the chart below.Tangible investments in Europe in 2005 totalled 277 million euros. In 2005 unit 3 at the Ostiglia power station and unit 6 at the Tavazzano plant were commissioned after conversion to combined-cycle operation, as were two turbo-gas units at Fiume Santo power station. In the renewable-energy area, contracts were awarded for the building of the Vizzini and Trapani wind farms, with a total power rating of 56 MW. Endesa Italia plans to culminate it re-powering programme for its power stations. Once this programme is complete, it will increase the technological and environmental efficiency of the generation mix with a further 1,755 MW and considerably greater weight given to combined cycles. It also plans to install 425 MW of renewable energy by 2009 and holds stakes in two major re-gasification projects that are being developed, giving it access to gas at more competitive prices. The business plan drawn up by ENDESA for the French generating company Snet plans the development of new capacity, through the future use of its current facilities, to reach a total of 2,000 MW new capacity in combined cycle plants and 200 MW in renewable energy plants. Total tangible investment in Latin America stood at 600 million euros in 2006. The main activities in generation in Chile focused on the combined cycle at San Isidro II, the Palmucho hydroelectric plant and the mini-hydroelectric plant at Ojos de Agua, and in Peru on the ENDESA’S TOTAL INVESTMENT IN 2005 (Millions of euros) CAPEX 3.259 INTANGIBLES 83 FINANCIAL 298 TOTAL 3.640 For further information, see http://www.clubsostenibilidad.org/ endesa 05  46/47 DISTINCTION IN THE IR GLOBAL RANKING ENDESA obtained third position in the Earnings & Financial Disclosures category in the European region and the seventh position at the global level in the 8th edition of MZ CONSULT’s  IR Global Ranking & Awards (February 2006). The category awards the companies with the best practices in financial information dissemination, based on the information provided in financial statements and in press releases on performance. http://www.mz-ir.com /mzsites/irgr/ conteudo_en.asp?idioma=1&tipo=375

ENDESA'S COMPLIANCE WITH COMMITMENTS

ENDESA'S TANGIBLE ASSET INVESTMENTS IN 2005 (Millions of euros)

	The electricity business in Spain and Portugal	The electricity business in Europe	The electricity business in Latin America	Total
GENERATION	943	185	166	1,294
DISTRIBUTION	1,389	—	390	1,779
OTHERS	50	92	44	186
TOTAL	2,382	277	600	3,259

combined cycles at Etevensa I and II. Investment in distribution, which totalled 390 million euros, focused on extending access to electricity, addressing the sharp increases in demand being recorded in the Latin American countries where ENDESA's companies operate, and increasing the quality and security of supply.

The total investment planned for the Latin American market over the 2004-2009 period —2.5 billion euros— will lead to significant growth of both generation (from 54,800 to 65,300 GWh) and distribution (from 52,000 to 67,000 GWh). This growth will be strengthened by improved asset efficiency. At the same time, new capacity will be developed mostly in Chile and Peru where ENDESA's subsidiaries will supply an additional 589 MW.

*ENDESA plans to invest **14,600 million** euros in 2005-2009 to help **meet** the **objectives** of its Strategic Plan*

ENDESA 2005-2009 INVESTMENT PROGRAM
(Millions of euros)

SPAIN AND PORTUGAL	10,300
REST OF EUROPE	1,800
LATIN AMERICA	2,500
TOTAL	14,600

***2,500** million of euros in investments in **Latin America** in 2005-2009*

DISPOSAL OF NON-STRATEGIC ASSETS

*Net capital gains for asset disposal came to **1,341 million** euros*

True to the strategic plan presented to the markets during 2005 the company sold various non-strategic assets (telecommunications business, real estate assets, etc.) for a total of 3,184 million euros, obtaining net capital gains of 1,341 million euros.

These include the sale of 27.7% of the capital of the Spanish telecommunication operator Auna for 2,221 million euros, making a profit after tax of 1,115 million euros, all of which was passed on to the shareholders as dividends.

On 30 December 2005 the sale of the remaining 5.01% held by ENDESA in Auna was sold for 378 million euros, for a profit after tax of 171 million euros. This profit was not included in the 1,341 million euros mentioned above because it was recorded in the first quarter of 2006 rather than in the 2005 results, following the end of the preference-acquisition period for Auna's other shareholders.

BOLONIA RATIFIES ENDESA'S COMMITMENT TO SUSTAINABILITY

Bolonia Real Estate is a company set up by ENDESA in July 2005 to bring a new management model to its property assets by using them with maximum effectiveness and generating maximum value.

Bolonia's portfolio of land under management is over 140 million square metres in Spain and Latin America. This huge area makes Bolonia one of the leading actors on the Spanish property market.

In its management model, Bolonia replicates ENDESA's aims concerning the development of the land and its surroundings via strategies designed to assure local prosperity in the long-term, aided by conservation and land-recovery initiatives, urban developments and the management of natural spaces.

According to analysis and valuations carried out by independent experts, the Company's potential land available to be built on exceeds one million square metres. The same analysis values this portfolio, in the medium- and long-term, at over Euro 1 billion.

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The main disposal in 2005 was the sale by ENDESA of 100% of Smartcom to Mexican operator América Móvil for US$ 505 million (408 million euros), producing an after-tax profit of 51 million euros.

It also continued to dispose of property assets over the course of the year, obtaining a total of 122 million euros, with a gross capital gain of 105 million euros.

CREATION OF VALUE FOR EMPLOYEES

THE VALUE WE CREATE

At ENDESA we are aware that we are suppliers of a service that is vital to the social and economic development of the communities where we are present. ENDESA fully accepts this role, which is why the key priority for our industrial activities if to supply energy with high levels of security and quality to answer the growing needs of the social environments in which we operate.

The Company invests in innovation to improve existing electrical technologies and to develop new technologies that will make our products increasingly efficient. We also pay particular attention to supplying areas with mains electricity for the very first time, especially in rural areas of Latin America.

INTANGIBLE ASSET MANAGEMENT:

Over the past few years, intangible assets have grown in importance in the financial reality of businesses. The wealth-creation capacity of companies is not only related to how efficiently they manage their tangible assets.. Creating and maintaining competitive advantages largely depends on making non-tangible investments and the efficiency with which non-tangible assets are managed.. The central issues in managing non-tangible assets are related to the following areas:

- *Human capital:* comprising the values, attitudes, ability, capability, skills, and competence of employees. ENDESA is firmly committed to developing and maintaining a healthy working environment for our employees, investing in training for personnel, allocating resources to headhunting and keeping the most talented professionals and constantly striving to ensure that our pay packages are fair and incentivising.
- *Technological assets:* the Company's ability to innovate and improve. ENDESA acknowledges the increasing importance of T+R as the driving force behind sustainable growth in the energy business and as a developmental lever for its intangible assets, talent and technical expertise. The company is working hard to ensure its T+R activities contribute to responding to the technological challenges being faced by the industry, particularly in the areas of quality, efficiency and the environment, in order to meet its customers' needs.
- *Organisational assets:* the organisation's structure, learning and processes and systems, and knowledge management. ENDESA has implemented the processes and systems required to stimulate learning and knowledge dissemination in the company through various professional development programs.
- *Business and social assets:* the so-called "relational culture", meaning the company's ability to communicate with its stakeholders. ENDESA makes a wide range of permanent


CREATION OF VALUE FOR EMPLOYEES
Knowledge
Leadership and communication
Brand
Relationships with interest groups
Ability to innovate and improve
Intangible value creation
Culture and values
Processes and systems
Reputation and trust
Skills and competencies

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communication channels, media and flows available, encouraging dialogue with stakeholders by means of a initiatives of many different types, including negotiations with trade unions, contacts with social and citizens’ authorities and organisations in the areas where we operate, participating in forms for debate, discussion and encounters, etc. • Reputational capital: related to the awareness, reputation and valuation of the Company by society, and closely linked to the brand value. According to a regular study carried out by Metroscopia, a specialised independent organisation, ENDESA is currently perceived by Spanish public opinion as the second most important and best run company in the country, being scored as good or very good by 65% of those interviewed, with only 3% scoring the Company as poor or very poor. ENDESA beats all its competitors in 13 of the 14 positive attributes studied, is the best known electric utility, and 70% of our clients would recommend or be prepared to recommend ENDESA to others. It is also worth noting in this regard that in 2005 ENDESA’s customer loyalty on the deregulated market stood at an impressive 87.6%. 05 endesa ENDESA’S COMPLIANCE WITH COMMITMENTS ENDESA AMONG THE BEST WEBSITES IN THE ENERGY AND UTILITY SECTOR According to the Cap Gemini study of corporate websites in the energy and utility sector, ENDESA is one of the best websites studied. ENDESA is aware of the opportunities opened up by the Internet and has structured the Company’s website into two core areas: a corporate area, with institutional information and sections on the Company’s business, corporate governance and social responsibility, with specific channels for shareholders, the media and suppliers, and commercial area, oriented towards end customers, with an up-to-date design and detailed content, from where customers can access the virtual office and various online services.

COMMITMENT TO THE HEALTH, SAFETY, AND PERSONAL AND PROFESSIONAL DEVELOPMENT OF PERSONS WORKING AT ENDESA 27,204 0 employees fatal accidents at ENDESA among ENDESA’s workforce in 2005 Commitment to the health, safety, and personal and professional development of persons working at ENDESA is key. Creating a safe working environment with opportunities for development based on merit and professional contributions is one of ENDESA’s permanent goals. The Company aims to provide professional and personal value for the Company’s personnel, encouraging their involvement in striving for a common goal, sharing information, knowledge and experience. WORKFORCE As at 31 December 2005, ENDESA had a total of 27,204 employees, 0.2% more than a year earlier. The workforce in Spain and Portugal has been reduced by 1.4%, largely as a result of people leaving voluntarily, retirements and negotiations. Outside Spain, the total workforce has increased from 14,171 to 14,470 employees between the end of the 2004 and the end of 2005. This increase is due to an increase in the service companies’ business in Latin America. The following tables show ENDESA’s workforce in Spain and Portugal, in the rest of Europe (excluding France), and in Latin America, broken down by age and level of qualifications. Also worthy of note are the figures for personnel with university degrees and technical diplomas in Latin America, which increased from 61% in 2004 to 63% in 2005. GOOD RESULTS FOR SAFETY INDICATORS ENDESA’s policies on health and safety at work result from our corporate values and commitments to sustainability and aim to guarantee that everybody working at ENDESA, both directly and indirectly, can perform their jobs in safe conditions and healthy work environments. The main areas of action are: • Promote the occupational well-being of our workers above and beyond mere compliance with the prevailing legal requirements in each country. • Ensure workplace health and safety figure high up in the Company’s overall strategic roadmap. Our objective, zero accidents Our key asset, people

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WORKFORCE AT YEAR END (*)

	2003	2004	2005 (**)	2005/2004 % variation	2005/2001 % variation
ELECTRICITY BUSINESS IN SPAIN AND PORTUGAL	13,651	12,889	12,709	-1.4%	-10.1%
INTERNATIONAL ELECTRICITY BUSINESS (LATIN AMERICA)	11,796	11,735	12,317	5.0%	16.0%
ELECTRICITY BUSINESS IN EUROPE	1,143	2,436	2,153	-11.6%	—
OTHER SPANISH BUSINESS	187	93	25	-73.1%	-98.0%
TOTAL	26,777	27,153	27,204	0.2%	4.6%

Average workforce 2005	2003	2004	2005 (*)	2005/2004 % variation	2005/2001 % variation
ELECTRICITY BUSINESS IN SPAIN AND PORTUGAL	13,596	13,659	12,833	-6.0%	-16.1%
INTERNATIONAL ELECTRICITY BUSINESS (LATIN AMERICA)	11,556	11,703	12,105	3.4%	11.6%
ELECTRICITY BUSINESS IN EUROPE	1,162	1,523	2,333	53.2%	—
OTHER BUSINESSES	286	100	23	-77.0%	-98.2%
TOTAL	26,600	26,985	27,294	1.1%	-0.3%

(*) The data for 2004 and 2005 has been calculated by applying International Financial Information Standards (NIIF), while those for other years have been calculated according to the General Accounting Plan (PGC). For this reason, the 2004 figures differ from those cited in ENDESA's 2004 annual report.
(**) The final workforce information for 2005 has been based on the end-of-year forecasts made by each of the business divisions. Based on this forecast, the average end-of-year workforce has been obtained.

WORKFORCE AGE PYRAMID

	Spain and Portugal		Rest of Europe (excl. France)		Latin America	
	%	Average real workforce	%	Average real workforce	%	Average real workforce
<25	0.4	49	0.2	2	3.3	402
25-29	4.4	568	2.4	27	11.6	1,400
30-34	10.5	1,349	5.7	64	16.1	1,954
35-39	12.0	1,541	14.4	161	16.3	1,975
40-44	20.9	2,684	21.1	235	18.0	2,178
45-49	27.9	3,579	27.7	309	14.4	1,739
50-54	18.5	2,375	24.0	267	9.9	1,202
55-59	4.9	633	4.4	49	7.0	849
60-64	0.4	48	0.2	2	3.4	406
>64	0.0	6	0.0	0	0.0	0
TOTAL	100.0	12,833	100.0	1,116	100.0	12,105

Information prepared with figures as at 30 November.

Structure of workforce of Endesa Spain	2003	2004	2005
MANAGERS AND UNIVERSITY GRADUATES	20%	21%	23%
EMPLOYEES WITH COLLEGE DIPLOMAS	21%	23%	28%
MIDDLE MANAGEMENT	21%	22%	27%
ADMINISTRATIVE STAFF AND MANUAL WORKERS	38%	35%	22%
TOTAL	100%	100%	100%

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Foster worker participation in initiatives relating to workplace health and safety. • Support the implementation of efficient management systems benchmarked to the highest international standards. • Provide the necessary training to avoid or minimise occupational risk. • Carry out ongoing follow-ups to check that health and safety policies and guidelines are correctly implemented by means of audits that go beyond strict legal requirements. STRATEGIC HEALTH AND SAFETY PLAN The framework of this Corporate Plan includes a number of specific projects whose final objectives are intended to contribute towards a dramatic reduction in the accident rate, improve workers’ health, and position ENDESA as an international point of reference in this area. Some of the most important are: • The 2005-2009 Strategic Plan for the Prevention of Workplace Accidents in Spain and Portugal (PRAEVENIO Plan), which aims to prevent workplace deaths, reduce accidents and optimise absenteeism due to accidents and illness. The Plan consists of seven programmes —training, issue awareness, communication, quality, coordination with contractors, reduction of accidents and optimisation of absenteeism— aimed at enhancing knowledge of technical and prevention topics, integrating risk prevention policies into decision making and management systems, fostering a preventive, results-oriented culture, and communicating effectively in this arena with partner organisations. • In addition, 28 audits were carried out at workplaces in Spain and Portugal in 2005 —4 in mining, 15 in generation, 8 in distribution and 1 in ports. The special audit programme for fire and explosion risk begun last year was completed, covering 1,159 facilities, almost all of which were found to be in good or excellent condition. • The OHSAS 18001 (Occupational Health and Safety Assessment Series) certification plan continued to make good progress, particularly in the Latin American generation business, where virtually all the work sites have now been certified. • The objective of the APOLO Project is to diagnose the global health and safety situation at ENDESA and fix a common management model that incorporates all the different local management systems. The results will enable opportunities to be identified that will contribute towards meeting the targets set in various local plans. • Project DELFOS, which consists of designing and implementing a computer platform to uniformly manage all workplace health and safety information generated by group companies. Common criteria for reporting safety and health related events have been developed to support this platform, with a view to generating reliable information which will permit homogenous analysis and comparison of system data. • Consolidation of the Endesa Community for Prevention, creating collaboration forums on the corporate portal and onsite forums and holding corporate meetings to exchange know-how and best practices. The 2005 meeting was attended by over 70 prevention experts from the 8 countries in which the Company operates. Workplace health and safety training hours surpassed 140,000 throughout ENDESA in 2005. There has been a significant reduction in the accident rate for own workers (14.2%), mostly due to improved indices in Europe. A BOOST FOR EXTERNAL SUPPLIERS’ HEALTH AND SAFETY MANAGEMENT The health and safety criteria applied by our contractors are of particular interest to the Company. Following analysis of workplaceaccident results and trends for 2005, an awareness-building plan was devised under the supervision of senior management, with a view to reducing the number of work-related accidents within these companies. Implementation of the initiatives included in this plan will begin in 2006. AWARENESS-BUILDING PLAN FOR SUPPLIERS AND CONTRACTORS In accordance with ENDESA’s safety policy, contractors’ personnel must be treated equivalently in terms of how their safety is protected. For this reason, awareness-building campaigns have been run, led by the senior executive at each company or business, based on the following guidelines. 1. Setting up and rollout of health and safety objectives. Each business, taking into account the corporate indicators established (BSCard), will fix criteria to determine periodic targets, the degree of impact on performance that is sought and the appropriate degree of penetration within the organisational pyramid. 2. Relaunch of prize/award workshops for contractors with an excellent health and safety record, with a corresponding sanctions policy for low health-and-safety performance levels. 3. Self-diagnosis by company or business/country. A review, managed by the senior executive authority in each case, of critical factors

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TALENT MANAGEMENT
Areas of action
Strengthening international mobility
Consolidating a pay policy the rewards merit
Segmentation of the executive group
Improvements to the Performance Management System
Basic tenets
Consolidation of the ENDESA Group's competencies model
Performance Management System
Identification and validation of potential highs
Career paths, recognising merit
Learning strategies
Responsibility and commitment

in contractors' health and safety management, the results of which are to be forwarded to senior business/corporate management:

4. Topic conferences with contractors by company or business/country. In the light of the above self-diagnosis, a joint top-level meeting with contractors' representatives to study the situation and devise an action plan containing specific short-term commitments.

5. Plan for crossed audits between group companies. Focusing on health and safety management by contractors and developed by each participating firm's prevention specialists throughout 2006.

INTEGRATED TALENT MANAGEMENT

ENDESA's strategic and organisational goals, oriented towards excellence in terms of creating value, competitiveness and sustainability, call for HR management capable of attracting and retaining the best professionals.

*Retain and attract **the best***

ENDESA's talent management falls within the framework of the strategic goal of strengthening our leadership and competitive positioning as a company by differentiating and developing our people to offer them a business project that is as attractive as it is incentivising.

The objective for us as an organisation at all times is to count on the level of skills, commitments and action necessary to obtain results that will allow us to be competitive in the current and future environment, and, based on this, train people we can rely on to face the coming challenges.

STRENGTHENING HR-MANAGEMENT PROGRAMMES

CONSOLIDATION OF ENDESA'S COMPETENCIES MODEL

In 2005, ENDESA completed a single competencies model applicable to all its employee collectives, shared by all Group subsidiaries and business units, to provide the organisation with a common language for identifying and managing talent, particularly in the areas of development and mobility. The model includes 120 technical and operational competencies and 10 generic management competencies, associating each profession/job with the necessary competencies and level required. All of the over 2,000 occupations existing within ENDESA have now been profiled.

The goals of management by competencies are the following:

- Objectively value the person's suitability according to the requirements of the job held, in order to achieve an optimal match.
- Establish ambitious standards of behaviour in line with demanding strategic goals rather than current capacities.
- Establish Individual Development Plans striving for growth in competencies, oriented towards excellence in the job, succession plans and functional mobility.

The process of assessing the competencies of all ENDESA's employees will begin in 2006. This task will be undertaken in various simultaneous global stages, giving priority during the early stages to profiling generic managerial competencies.

endesa 05

ENHANCEMENT OF THE PERFORMANCE MANAGEMENT SYSTEM The Performance Management System aligns objectives and people’s performance with Company strategy, differentiating contributions with the greatest added value, in order to enhance the matching of people and job positions and motivate the workforce. In 2005 ENDESA implemented a number of improvements to its Performance Management System, with a view to further enhancing a cultural-transformation process that is firmly committed towards: • The full integration of all the assessment systems in place within the Group that are oriented towards achieving goals and assessing the way in which they are obtained. • Its gradual application to non-management groups. • Differentiating people according to their contribution, in terms of both salaries and investment in individual development. • Establishing assessment-calibration panels to assure the equity of a process in a decentralised environment. • Together with management by competencies, serving as the basis for ENDESA’s talent management. To support its implementation, the Company made a major effort in training and communication. Training was extended throughout ENDESA’s entire business ambit, with 68 sessions, at which there were 1,329 participants. MANAGEMENT SEGMENTATION In 2005, ENDESA continued to analyse and segment its managers, applying tailored performance-linked remuneration programmes to enable the development of medium-term development plans adapted to each individual’s needs, potential and career goals. This evaluation process, which was reinforced with external benchmarking, will be applied in Latin America and Europe in 2006. CONSOLIDATION OF COMPENSATION POLICY In 2005, the Company reinforced its merit and results-oriented compensation strategy by evaluating the combination of factors which enable an objective analysis based on segmentation strategies, tailored to each country’s economic environment and compensation framework. In Spain, variable pay scales were introduced for managers in a programme that will be gradually extended to other groups of employees. INTERNATIONAL MOBILITY ENDESA continued to promote international assignments in 2005 to underpin business development and support operations outside Spain and ensure development opportunities for its key professionals. As at 31 December, 104 people were working on international assignment, roughly half of whom were Spanish and the other half of other nationalities. Their distribution by destination country is shown in the following table. In addition, the International Development Programme, promoting temporary international assignments across different countries and businesses to enhance professional development and foster a shared culture, entered its second phase in 2005. DISTRIBUTION OF EMPLOYEES BY COUNTRY Country No. Employees ARGENTINA 2 BRAZIL 21 COLOMBIA 9 COSTA RICA 1 CHILE 10 SPAIN 28 UNITED STATES 3 FRANCE 9 THE NETHERLANDS 1 ITALY 6 MOROCCO 1 PERU 10 PORTUGAL 2 DOMINICAN REPUBLIC 1 N.º of sesions N.º of participants SPAIN 56 1,059 LATIN AMERICA 10 250 EUROPE 2 20 TOTAL 68 1,329 Enhancing the performance management system striving for added value and motivation

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STRENGTHENING TRAINING CAPACITIES

ENDESA's training activities are aligned with its strategic goals and create value through personal and professional development, thanks to the continuous acquisition of skills and know-how.

ENDESA's development and training initiatives can be broken down into two categories: global and specific actions.

GLOBAL ACTIONS

In 2005, ENDESA undertook several global actions with a view to strengthening the implementation of a common culture. These actions included, among others, an Executive Challenges Training Programme to develop management skills and leadership style and build awareness of customer relations. Individual development plans have also been implemented, with the further training option of postgraduate study for people with potential.

The plans for 2006 include implementing such programmes as a business simulator, to learn about the electricity business, and others focusing on professional career paths, as well as team and organisation leadership.

SPECIFIC ACTIONS

These seek to consolidate and assure that each business's strategic goals and standards of excellence are met. In 2005, the following programmes were run.

- Programmes aimed at increasing line managers' management and leadership skills.
- Definition of training programmes related to the technical skills and competencies required to perform the new job categories defined in the second Framework Agreement.
- Boosting the implementation of new knowledge management techniques to create more flexible and tailored learning programmes.
- Training plans focused on the prevention of risks in the workplace, knowledge of ENDESA's business and knowledge of the new Nostrum information system.
- Generation: develop new training programmes orientated at increasing skill ranges.
- Networks: adaptation to new legislation and new redesigns implemented.
- Supply: Customer service and sales channels.
- Services: focus on in-house customers
- General Executive Training Plan, including a coaching programme to develop and improve skills.
- The Company and Family Programme in Argentina.

DISTRIBUTION OF TRAINING HOURS BY TOPIC AREA IN SPAIN AND PORTUGAL

Technical: Production	31%
Quality and Environment	1%
Sales and Marketing	6%
Economy and Finance	2%
Management and Human Resources	16%
Languages	8%
I.T.	6%
Other techniques	3%
Health and Safety	14%


31%
1%
6%
2%
16%
8%
6%
3%
14%

DISTRIBUTION OF TRAINING HOURS BY TOPIC AREA LATIN AMERICA

Languages hours	31%
Management and HR hours	19%
Economy and Finance hours	8%
Sales and Marketing hours	6%
Production hours	8%
Distribution hours	13%
Health and Safety hours	15%
Quality and Environment hours	4%
Technical hours	13%
I.T. hours	9%


31%
19%
8%
6%
6%
13%
15%
4%
13%
9%

endesa 05

ENDESA'S COMPLIANCE WITH COMMITMENTS

Total number of participants and hours of training	Attendees 2004	Attendees 2005	Training hours 2004	Training hours 2005
SPAIN	39,369	10,211	474,811	459,131
LATIN AMERICA	46,421	9,677	669,439	554,227

Training ratios	Spain 2004	Spain 2005	Latin America 2004	Latin America 2005
TOTAL HOURS OF TRAINING/PARTICIPANTS	12.06	44.97	14.42	57.63

EMPLOYEE SATISFACTION

During the first quarter of 2005, the Communication Plan was launched for the results of the workplace climate study carried out in 2004, with a view to prioritising action plans for ENDESA as a whole, to orient global actions to drive significant improvement in areas identified as the most critical that are common to all businesses and geographical areas.

In the context of these initiatives, ENDESA makes every effort to attend to its employees' needs, foster their personal and professional development, strengthen their skills on an ongoing basis, protect their health, improve their working conditions, facilitate striking a balance between their personal and professional lives and establish fair and motivating evaluation and compensation systems.

WORK CLIMATE

The Company's Strategic Map includes the need to strengthen this area by setting a specific goal for application in the 2005-2009 period. ENDESA has made major efforts to improve commitment, with actions including the launch of the second global Climate Study in the last quarter of 2004.

As mentioned above, during the first quarter of 2005 the Communication Plan was devised with results of the study, as the first step in establishing associated action plans.

Based on these Priority Actions, ENDESA's departments, corporate divisions and companies have defined their own action plans for their respective areas, to ensure that they are consistent with the Corporate Strategic Plan.

Each unit is responsible for monitoring the plans implemented in its own ambit, in order to strengthen any aspects that could be improved or assure the action strengths of each of the areas.

Labour agreements and initiatives were carried out in 2005 within the Company in a positive work climate.

In 2006 the climate/commitment-related goals for each unit are being agreed. They will be tested in the climate/compromise study also scheduled for this year.

A goal: work to strike a balance between ***professional*** ***and personal life***

CULTURAL-CHANGE MANAGEMENT INITIATIVE

The cultural change to which ENDESA is committed hinges on merit, innovation, excellence and quality. Specifically, the activities undertaken in this field include:

- Decentralisation and efficiency through the new HR Information Management System.
- Management's commitment to improvement plans that address factors related to the working climate and commitment, via open dialogue, making regular measurements to verify the efficiency of the actions taken.
- Diversity management as a source of innovation and the basis for creating social value and wealth, and also as a factor for equity and equal employment opportunities.
- Striking a balance between personal and professional life by developing corporate policies to foster social responsibility and by promoting the commitment of employees.

Cultural change *focused on merit, innovation, excellence and quality*

05 endesa

DECENTRALISATION AND EFFICIENCY As we have already seen, the cultural change to which ENDESA is committed hinges on merit, innovation, excellence and quality. Among the initiatives undertaken in 2005, the Nostrum system deserves special mention: STRIKING A BALANCE BETWEEN PERSONAL AND PROFESSIONAL LIFE At ENDESA we are committed to the objective of assuring a balance between the professional and personal/family lives of our people. Based on a study carried out in 2004, and following the creation of a work team composed of personnel from the HR and Communication departments, a proposal for a professional/personal-balance policy has been drafted, identifying the value-creation chain that this initiative will have for the Company. This proposal will be submitted for appraisal by senior management and corporate-management departments in 2006. The areas of action of the proposal are: • Time/space flexibility: This consists of ensuring that the way in which people are managed is based more on achieving goals and how they are achieved, as well as the confidence that comes from commitment, rather than just being at the workplace during certain fixed working hours. • Improving professional/personal-support policies: This consists of making it easier for Company’s people to get the information and professional advice/guidance they need to control their professional development and address their individual needs. The same team that developed this proposal is also working on a proposal for the Company’s diversity policy. EQUAL OPPORTUNITIES At ENDESA we believe that good diversity management helps the company to stay competitive and maintain its innovation capacity in a globalised market, enabling us to offer solutions that are adapted to our customers’ needs and strengthen opportunities for our employees to learn and grow both professionally and personally. It also serves to contribute towards the Company’s responsibility and commitment to certain current challenges, such as the full integration of women into the labour market and the multicultural realities of the societies in which we live and work. Given the nature of the industrial sectors in which ENDESA has historically operated, particularly in Spain, the percentage of women in its workforce has traditionally been low. The Company has therefore accepted the need for decisive action in this area and has implemented a series of measures that have boosted its female workforce in Spain over the past few years. The Company has also committed itself to promoting the presence of women at all levels and in all the Company’s activities. Over 2005, the proportion of female employees increased in both Spain and Latin America to stand at 16.4% and 19%, respectively. These results confirm the ongoing trend towards more female employees that began in 2001. Nostrum Project: new integrated HR system The new integrated HR system, Nostrum, aims to enhance efficiency and decentralise the management of specific HR processes at ENDESA via: Focusing on decentralising the function towards business and managers to enhance efficiency in the management of HR processes Homogenisation of key HR processes in all business ambits and territories, to enable them to be manager globally Implementation of a single support system in the Organisation to facilitate decision-making for decentralised management. An overview of the inter-relationships between the various HR modules VALUE CHAIN WHY Increases people’s level of commitment to the Company Increases the Company’s value Increases people’s efforts Improve people’s satisfaction with their environment GREATER CONTRIBUTION OF VALUE BY ENDESA’S PEOPLE Increase profitability for the Organisation GOALS HOW CULTURAL-CHANGE MANAGEMENT COMMITMENT TOWARDS OUR PEOPLE DIFFERENTIATED MOTIVATION MANAGEMENT BALANCE BETWEEN PROFESSIONAL AND PERSONAL/FAMILY LIFE Impact on ENDESA's Strategic Plan Direct results of the project Areas of action of the project

ENDESA'S COMPLIANCE WITH COMMITMENTS

ENDESA'S FEMALE WORKFORCE (% OF TOTAL)	2003	2004	2005
SPAIN	16%	16%	16.4%
LATIN AMERICA	17%	18%	19%

DISTRIBUTION OF ENDESA'S FEMALE WORKFORCE IN SPAIN (2005)

	Men	Women
MANAGERS AND UNIVERSITY GRADUATES	17.65%	4.39%
EMPLOYEES WITH COLLEGE DIPLOMAS	22.82%	3.64%
MIDDLE MANAGEMENT	21.87%	3.53%
ADMINISTRATIVE STAFF AND MANUAL WORKERS	21.27%	4.82%
TOTAL	83.62%	16.38%

Female workforce** in Latin America up **19%

INTEGRATION OF UNDERPRIVILEGED GROUPS

ENDESA has agreements in force with the Adecco Foundation and the ONCE Foundation for access to the labour market for underprivileged groups.

Under these agreements, job openings were advertised and the resulting candidates interviewed and recruited.

The Fecsa Disabled People's Parents Association has also joined this initiative and supplied candidates.

EDEGEL, THE FIRST PERUVIAN COMPANY TO BE RECOMMENDED FOR SA 8000 CERTIFICATION

The company SGS has recommended Edegel to certify the international standard SA 8000 on internal social responsibility. With this recommendation, EDEGEL becomes the first company in Peru and the first of ENDESA's holdings to achieve certification under the requirements of this Standard.

SA 8000 is based on strict compliance, certified by an external agency, with the requirements of the Universal Human Rights Declaration, the UN conventions on children's rights and discrimination against women, the conventions of the International Labour Organization (ILO) and the relevant social legislation in each country.

It accredits that certified firms have implemented a system that allows them to prevent, both on their own premises and on those of their suppliers and contractors, such undesirable practices as child labour, discriminatory behaviour, unacceptable disciplinary practices, unsafe workplaces, limitations on free collective association, and unacceptable working hours or wage scales.

With this new SA 8000 certification, Edegel has manager to operate with a four-tier standards structure (having previously obtained certification for ISO 9001, ISO 14001 and OSHAS 18001. The strengths detected during the external audit included the commitment to corporate responsibility made by all employees, from the Managing Director right through to the personnel of the firm's contractors.

ENDESA'S WORKFORCE IN LATIN AMERICA BY PROFESSIONAL GRADE IN 2005

		Executive Directors	Managers	Experts Professional employees	Technical staff	Admin/manual workers manual workers
ARGENTINA	MEN	2%	9%	7%	50%	18%
	WOMEN	0%	1%	2%	0%	11%
BRAZIL	MEN	2%	4%	17%	37%	21%
	WOMEN	0%	1%	7%	2%	9%
CHILE	MEN	4%	8%	35%	24%	12%
	WOMEN	0%	1%	5%	2%	8%
COLOMBIA	MEN	2%	7%	25%	34%	6%
	WOMEN	1%	2%	14%	6%	3%
PERU	MEN	3%	9%	20%	28%	13%
	WOMEN	0%	2%	6%	2%	15%

05 endesa

Principles 3, 4, 5 and 6 of the UN Global Compact cover employment rights. Specifically for ENDESA, this means that the Company and its holdings: • Respect freedom of association and the right to collective bargaining • Eliminate forced labour or work under coercion • Eradicate child labour • Suppress discriminatory practices These principles correspond to our Sustainability Policy Commitments, such as the commitment to the health, safety and personal and professional development of those working at ENDESA, the commitment to good governance and ethical behaviour and the commitment to the development of the societies in which we operate. These principles commit ENDESA to: Acknowledge, in public and in private, and in accordance with the level of development of employment legislation in each country, the right of workers to associate through organisations that defend their interests and to engage in collective bargaining. Develop mechanisms to verify that ENDESA’s employees and those of its suppliers and contractors enjoy free working conditions under no duress. Develop mechanisms to verify that ENDESA’s employees and those of its suppliers and contractors are working freely under no coercion. Ensure that recruitment and promotion activities are carried out transparently, following parameters that prevent discrimination. Ensuring that the guiding principle of recruitment and promotion is that of equal opportunities, thus avoiding any practices or situations that could be considered to be the result of any favouritism on family, personal or other grounds. ENDESA’S COMMITMENT TO THE GLOBAL PACT - EMPLOYMENT STANDARDS CHILD AND FORCED LABOUR ENDESA supports the eradication of child labour remains vigilant to ensure that all its contractor companies comply with laws in place in the matter in each of the countries in which it operates. No breaches have been detected to date. ENDESA, in partnership with the World Labour Organization (ILO) continues to develop the Promotion of Youth Employment in Latin America Project in Argentina, Brazil, Colombia, Chile and Peru, targeted at young people who are studying at further-education institutions (universities, colleges and technical colleges), in order to facilitate their access to the labour market. The Company is entitled to sit on the Project Monitoring Committee, which was created to oversee the project and coordinated by the Spanish Confederation of Business Organisations (CEOE). Some of the goals fixed by ENDESA for 2006 to continue to comply with our commitment to a preventive approach to eradicating child labour include: • Programme to verify working conditions along the entire supply chain. • Design of a policy to prevent human-rights violations, within the framework of ENDESA’s safety practices. • Participation in forums for dialogue and multi-sector organisations. • Establishing specific human-rights codes. The Company completely rejects compulsory or forced labour as an employment practice, not only for our own employees but also for those of our contractors. ENDESA strives to create the optimal working conditions for everyone who works for or with the Company. Evidence of this is the ENDESA’s demanding Workplace Risk Prevention Management Plan (2005-2009), our Joint Prevention Service and the high level of satisfaction among the Company’s employees. In this regard, ENDESA is a responsible company, aware that our key value consists of the people who work for and with us, and quick to respond to any breaches in this area. To completely eradicate forced labour at ENDESA, we take a preventive approach, which will be further reinforced in 2006 by setting up a system so that our employees and those of our holdings, suppliers and contractors will be able to communicate any situations in which work is being carried out under forced conditions or duress.

CLIMATE OF DIALOGUE IN INDUSTRIAL RELATIONS Throughout 2005, ENDESA carried on its customary policy of dialogue and collective agreements. As at 31 December 2005, there were 50 collective agreements in place at ENDESA’s subsidiaries in its eight most important countries of operation, of which 44 are still effective and the other 6 were being negotiated. In all, these agreements affect 22,908 people. As mentioned above, agreements and initiatives were carried out in 2005 within the Company in a positive employment climate. RELATIONS WITH EMPLOYEES’ REPRESENTATIVES There are a total of 1,175 employee representatives at ENDESA’s subsidiaries in its eight most important countries of operation: 748 in Spain, 256 in Latin America, 82 in Italy and 89 in France. Union membership among the Company’s workforce in Spain, Latin America, and Italy stands at 50%, 76%, and 60%, respectively. Membership of international labour federations breaks down as follows: International Federation of Chemicals, Energy, Mining and Assorted Industry (ICEM) 44%; Union Network International (UNI) 10%; Public Services International (PSI) 7%; others 39%. The number of hours lost as a result of strike action in Spain and Italy in 2005 was equivalent to 0.03% and 0.09% of total hours worked, respectively. The hours lost were the result of strike action at levels beyond the scope of ENDESA. CHANNELS FOR COMMUNICATION WITH EMPLOYEES Dynamism Mail Box In 2005, as in 2004, the Dynamism Mailbox provided an internalcommunication channel for employees wishing to e-mail those in charge of the Job Replacement Competencies Centre (CECO; email address: dinamización@endesa.es) to express their interest in any future professional opportunities that could arise within the Company. All employees who had contacted this mailbox were evaluated throughout 2005 to identify their interests and professional profile, with a view to considering them as potential candidates for planned job vacancies in the course of the year. 44% 7% 10% 39% STRUCTURE OF UNION MEMBERSHIP THROUGHOUT ENDESA ICEM 44% UNI 10% ISP 7% Others 39% 57% of the workforce are members of Trade unions Number % of union union representatives membership BUSINESS IN SPAIN AND PORTUGAL (DATA FOR SPAIN) 748 50% BUSINESS IN LATIN AMERICA 256 76% BUSINESS IN EUROPE (DATA FOR ITALY) 171 60% TOTAL 1175 57% STATUS OF COLLECTIVE BARGAINING AT ENDESA AS AT 31 DECEMBER 2005 * Spain Latin America Rest of Europe Total Agree- Workers Agree- Workers Agree- Workers Agree- Workers ments affected ments affected ments affected ments affected AGREEMENTS IN FORCE 3 12,796 39 7,466 2 773 44 77.1% AGREEMENTS UNDER NEGOTIATION 0 0 5 835 1 1,038 6 6.86% TOTAL AGREEMENTS 3 99.71% 44 68.57% 3 77.68% 50 83.93% *Information based on ENDESA’s subsidiaries in its eight most important markets.

Working Breakfasts between the Chief Executive Officer and employees of the Company The working breakfasts between employees and managers and directors of several ENDESA companies in Europe and America, which were first arranged by the CEO, Rafael Miranda, in 2004, continued to be held in 2005. At these meetings, those attending shared experiences about working for the Company, showing particular interest in such topics as health and safety (particularly for contractors’ employees), technical questions related to transport and distribution, and the functioning of the various customer-service systems, especially how to deal with unique cases and queries. We have also continued to strive towards our goal of constantly optimising the internal function of the Company. canalEndesa, a new medium for in-house communication In 2005, a new project was launched to set up an audiovisual channel for in-house communication, called canalEndesa, which can be accessed from screens installed at the Company’s main workplaces in Spain. This new channel allows information, data, messages, projects, etc. that are felt to be of interest to those working at ENDESA to be presented in audiovisual formats (video, photos, text, animated graphics, etc.). Its objective is to increase the accessibility for ENDESA’s employees to relevant information on activities and projects being developed within the Company. It is especially oriented towards those people who, because of the nature of their jobs, experience certain difficulty in receiving regular updates via the usual in-house media (direct line, corporate intranet, notices, posters, etc.). In 2005 the first screens were installed at four workplaces, and the network will be extended further in 2006. NEW COMPANY PENSION PLAN The ENDESA Group’s employee pension plan came into effect on 1 January 2005, representing a milestone for the Company in the area of pension provision. This new plan is the fruit of in-depth development work by technical and legal staff to bring together the 20 pension plans that were previously in place. The Plan, which has 23,851 members representing a total commitment of over 2.1 billion euros, has been fully adapted to the Company’s corporate structure. It currently focuses on the quality of service and information provided to its members and optimising the profitability of its investments. By 31 December 2005, ENDESA had contracted out its entire pension commitments in those countries where such externalisation is mandatory, a total sum of 3,935 million euros, of which 2,506 million euros corresponded to the group pension plan, 1,204 million euros represented insurance policy commitments to active and retired employees, and 225 million euros took the form of severance payments. 1,204 ENDESA’S PENSION COMMITMENTS, NOW EXTERNALISED, AS AT 31 DECEMBER 2005 (Mill. euros) 2,506 225 Pension plans 2,506 Commitments with active personnel now passive 1,204 Employment regulation cases 225 23,944 WORKFORCE MANAGED WITH WHOM PENSION AND ERE COMMITMENTS EXIST AS AT 31 DECEMBER 2005 29,153 3,269 6,272 Passive 29,153 Active 23,944 Early retirement 3,295 Retired 6,272

ENDESA’S COMPLIANCE WITH COMMITMENTS ENDESA accepts that human rights are a set of attributes and prerogatives to which human beings are entitled simply because they are human beings, which are necessary in order for them to live with dignity, and which protect human life, property, environment, peace and other core values. ENDESA is committed to defending and promoting these rights and establishing fair working conditions, as reflected in our Codes of Ethics and Conduct and the procedures governing our relations with those who work for and with us. By formally adhering to the UN Global Compact, ENDESA has undertaken to integrate the human-rights principles to which it refers, which means respecting and protecting these rights within the ambit of influence of the Company and its holdings, and making the necessary resources available to ensure that the Company never becomes complicit in any human-rights violations occurring within our ambit of influence. These principles correspond to our Sustainability Policy Commitments, such as the commitment to the health, safety and personal and professional development of those working at ENDESA, the commitment to good governance and ethical behaviour and the commitment to the development of the societies in which we operate.For ENDESA, supporting Human Rights means recognising them, supporting them, strengthening them, complying with them and protecting them by developing checks and balances to ensure that they are being respected throughout all our operations and activities. We also firmly believe that it is crucial to promote support and respect for human rights among every person and organisation with whom we have any contractual relationship, or whenever there is a bond of geographical proximity. Although this approach is applied throughout all the geographical ambits in which the Company operates, it is particularly significant in the context of Latin America, in the light of the special conditions in many of the countries in that region. ENDESA’S GLOBAL PACT COMMITMENT - PROTECTING HUMAN RIGHTS

COMMITMENT TO GOOD GOVERNANCE AND ETHICAL BEHAVIOUR CORPORATE GOVERNANCE ENDESA’s principles of corporate governance are fixed in the Company’s articles of association, AGM regulations, Board of Directors regulations, the Stock Market Rules of Conduct and corporate-integrity regulations. The principles set out in these documents include transparency in the actions of organs of governance, respect for shareholders’ rights (strengthening their participation at shareholders’ meetings), protecting investors, efficient business management, acceptance of responsibility towards shareholders by the Board and senior management, and professionalism in the conduct of employees. ENDESA publishes an Annual Report on Corporate Governance, which is distributed to all shareholders and stakeholder groups as part of the Annual Report and contains detailed and exhaustive information on the issues considered in this chapter. All of these documents may be consulted at the Company’s website: www.endesa.es GOVERNANCE STRUCTURE The Company’s organs of governance are the General Meeting of Shareholders, the Board of Directors and the Executive Committee. Shareholders’ Meeting The General Meeting of Shareholders is the meeting which, observing the relevant formalities and legal requirements, deliberates matters within its ambit and makes decisions by majority vote to express the wishes of the Company. One of the Company’s objectives is to strengthen the participation of shareholders at these meetings by arranging for appropriate mechanisms to furnish them with information and encourage them to become involved in the company’s decision-making process by exercising their rights to take part in debates and to vote. The Company always endeavours to achieve the highest possible turnout at its General Meetings of Shareholders, and takes the following steps to this end: • Maximum dissemination of the announcement of a General Meeting. • Increasing the usual channels for communication between shareholders and the Company. • Signing agreements with credit agencies, with financial incentives depending on the quorum obtained, regardless of how the meeting may vote. ENDESA’s Board Setting of Directors met up the 20 times Ethics Channel in 2005

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- Contracting the services of a company specialized in identifying and analysing the shareholder base, preparing and distributing information documents and arranging shareholder proxies.

- Live broadcasting of the General Meeting via the company's website (www.endesa.es).

- Voting and delegation by distance communications (post or e-mail).

The quorum obtained at the AGM has continued to rise in recent years, having grown from 35.2% in 2002 to 48.2% in 2006. This upward trend broke all the Company's records in 2005, when the AGM achieved a quorum of 66.2%, following the decision to pay an attendance premium.

Board of Directors

The key mission of the Board of Directors is to act as the driving force for the Company's governance. The Board enjoys full powers to run, administer and represent the Company in all business related to ENDESA's declared object.

The articles of association fix the number of Board members at 9 and 15. At the time of preparing this report, the Board of Directors consists of 13 members, two of whom are external directors, eight are external independents, two are professionally linked to the Company and one is associated through share-capital holdings.

Executive Committee

The Company has had an Executive Committee since 1972. The make-up of the committee shows the same balanced composition as the Board of Directors. Of the committee's seven members, two are Company executives, three are independent members, and the other is a proprietary member.

The main duties of the Executive Committee are to manage and run the Company, studying and proposing guidelines to define the business strategy and supervising its subsequent implementation.

Committees of the Board of Directors

The Company has had an Auditing and Compliance Committee and an Appointments and Remuneration Committee since 1998.

Both the Auditing and Compliance Committee and the Appointments and Remuneration Committee have four members, all of whom are independent external directors.

The main duty of the Auditing and Compliance Committee is to verify that the Company is being properly managed with economic and financial transparency, by means of external and internal audits.

The Appointments and Remuneration Committee reports to the Board of Directors on senior-management appointments, approves their remuneration packages and prepares and approves the Senior Management Statute, among other duties.

BOARD MEMBERS*

MANUEL PIZARRO MORENO (CHAIRMAN)	E
RAFAEL MIRANDA ROBREDO (CHIEF EXECUTIVE OFFICER)	E
ALBERTO ALONSO UREBA	E
MIGUEL BLESA DE LA PARRA	E
JOSÉ Mª FERNÁNDEZ CUEVAS	E, A
JOSÉ MANUEL FERNÁNDEZ NORNIELLA	E
RAFAEL GONZÁLEZ-GALLARZA MORALES	N
JUAN RAMÓN QUINTAS SEOANE	N
FRANCISCO JAVIER RAMOS GASCÓN	A
MANUEL RÍOS NAVARRO	N
JOSÉ SERNA MASIÁ	A
ALBERTO RECARTE GARCÍA-ANDRADE	A
JUAN ROSELL LASTORTRAS	N

E: Executive Committee
Chairman: Mr Manuel Pizarro Moreno
A: Audit and Compliance Committee
Chairman: Mr Francisco Javier Ramos Gascón
N: Appointments and Remuneration Committee
Chairman: Mr Rafael González-Gallarza Morales
* At 21 May 2006

Remuneration of the Board of Directors in 2005 (14 Board members):

DIRECTORS' REMUNERATION 2005

	Directors	Chairman Director	Managing	Total
FIXED COMPENSATION	560,943	1,248,081	1,128,081	2,937,105
VARIABLE COMPENSATION	162,866	844,129	726,078	1,733,073
ENDESA EXPENSES	899,513	106,179	106,179	1,111,871
EXPENSES FROM OTHER COMPANIES	249,926		89,755	339,681
OTHER REMUNERATION	7,021	4,444	21,014	32,479
TOTAL	1,880,269	2,202,833	2,071,107	6,154,209

Figures expressed in euros

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ENDESA’S COMPLIANCE WITH COMMITMENTS NUMBER OF MEETINGS HELD IN 2005 BOARD OF DIRECTORS 20 EXECUTIVE COMMITTEE 31 AUDITING COMMITTEE 10 APPOINTMENTS AND REMUNERATION COMMITTEE 8 The results of analysts’ reports on the Company can be accessed at www.endesa.es SEPARATION OF DUTIES The Chairman of the Board and the Chief Executive Officer, as the highest authorities at individual level in the Company, have differentiated functions as established in the Corporate Bylaws and in the Board Regulations. In addition to the functions assigned by the legislation in force and the Bylaws, the Chairman will also be responsible for promoting the governance of the Company and its holdings, directing the functioning of the Board, ensuring that the members of the Board have adequate information, and representing the Company, in particular in dealings with the various public authorities, securities market institutions, public agencies, companies and associations in the electricity industry. The Chief Executive Officer is responsible for overseeing the management of the Company, in accordance with the decisions made and criteria set by the Board of Directors and the Executive Committee, He has ultimate authority over all services provided by the Company and heads its senior management team. The Managing Director is also responsible for implementing the strategy of all ENDESA’s ENDESA’S GLOBAL COMPACT COMMITMENT TO COMBAT CORRUPTION ENDESA’s actions to meet its commitment and that of its holdings with the UN Global Compact have been fully integrated into the Company’s sustainability policy. Specifically, Principle 10 of the Compact (the fight against corruption in all its forms, including extortion and bribery) corresponds to some of the Company’s commitments, such as those to quality of service, to creating value and profitability, to good governance and ethical behaviour, and to the development of the societies in which we operate. ENDESA’s mission, vision and values require us to base our behaviour on honesty and transparency. For this reason, we constantly monitor the way in which any conflicts of interest in our relationships with our environment are resolved, paying particular attention to public authorities, communities that are susceptible to being affected by ENDESA’s activities, and our external suppliers. ENDESA respects the law, taking special care to ensure that the Company’s behaviour and that of the people who work for and with us avoids taking advantage of any privileged information or making illegitimate gains. As included in the Guide for the Development of the Principles of the 1st Global Compact for ENDESA and its Holdings, and in accordance with the definition given to this principle, ENDESA undertakes to: • Make every effort to avoid conflicts arising between ENDESA and our surrounding environment, including relations between the Company’s employees and its external suppliers. • Avoid the appearance of improper conduct in our relations with public authorities. • Firmly reject and strictly prohibit any gifts, favours or other kickbacks that could affect due independence in processes to award contracts to external suppliers. • Not to make payments to any groups operating outside the law. In 2005 ENDESA fixed several objectives in this ambit, such as reviewing the Corporate Integrity Regulations to assure that they are consistent with this principle, establishing specific anti-corruption codes and implementing codes for relations with external suppliers and public authorities. The Company also designed formal procedures for liaising with public authorities, NGOs and multilateral organisations with a view to combating corruption, as well as in-house channels for the reliable, responsible reporting of any infractions, guaranteeing anonymity at all times. All these actions are covered jointly in the training plans targeted at employees, which are being designed to stress the importance of combating corruption in all its forms.

EMGESA: A LEADER OF GOOD GOVERNANCE PRACTICES IN COLOMBIA In 2005, Emgesa and eight other stock-issuing Colombian companies signed a memorandum of understanding with the Colombian Stock Market (BVC) with a view to implementing a pilot plan to improve corporate governance practices. This pilot plan is based on a study carried out of 40 companies to determine the status of each of them in terms of its implementation of these practices. The pilot plan is part of a programme called “Strengthening the Capital Market in Colombia”, which is promoted by the Inter- American Development Bank (BID) and the BVC. To develop this initiative, Emgesa will set up a work group to study the appropriate measures to be taken to achieve best corporategovernance practices. In turn, the BVC will perform ongoing accompaniment by holding regular meetings and will publicise the results obtained at an international forum on corporate governance scheduled to be held in Colombia in October. holdings, and accordingly, notwithstanding the individual bylaws of each company, for overseeing the general and senior management of those companies. TRANSPARENCY IN INFORMATION FOR MARKETS All information made available for markets by ENDESA is prepared in accordance with principles, criteria and professional practices reviewed by the Auditing and Compliance Committee. The Company’s Board of Directors holds specific quarterly meetings to analyse the quarterly financial statements and accompanying press releases, following a report from the Audit and Compliance Committee and before the statements are publicly disclosed. ADAPTATION OF THE ORGANISATION’S CODE TO COMPLY WITH OECD PRINCIPLES FOR MULTINATIONALS In 2005 the Company reviewed the option of including in its policies the principles of the code of behaviour for multinationals proposed by the Organisation for Economic Co-operation and Development (OECD), with a view to: • Achieving sustainable economic growth and financial stability with a view to enabling potential progress in the standard of living of member countries to be realised and contributing towards global economic development. • Supporting the building of a healthy global economy, not only in member countries but also in developing countries. • Contributing towards global growth multilaterally and nondiscriminatorily. COMPLIANCE WITH THE COMPANY’S PRINCIPLES ENDESA’s operational standards and procedures set the criteria to be adhered to in all activities throughout the organisation to assure awareness of and compliance with the rules of governance, the guidelines established by the Company’s senior management (although these are always subordinate to the legal prerequisites prevailing in countries where the Company is active) and the bylaws and regulations of the companies that make up the Group. All persons working at ENDESA (executives and employees) are responsible for complying with and defending the criteria for action established in Company policy and procuring their inclusion at the companies where they work, and complying with decisions made by the organs of governance and the applicable legislation at all times. CONFIDENTIALITY AND SECURITY OF INFORMATION In 2005 a medium was designed and prepared for daily use, including recommendations and advice on issues related to the confidentiality and security of data. It was been distributed to all ENDESA’s employees in Spain in early 2006. The main goal of this initiative is to foster a culture of collaboration on matters related to data security, so that all ENDESA’s employees will incorporate the concept into their daily working lives. The medium stresses certain security measures that are basic in order to guarantee the protection of such a strategic asset for the Company ENDESA rejects and prohibits any actions that could incite people into corruption or bribery

ENDESA’S COMPLIANCE WITH COMMITMENTS as information. These measures must be taken into account by everyone working at ENDESA. COMPLIANCE WITH THE PRINCIPLES OF THE CODE OF ETHICS In 2005 ENDESA has complied with its Corporate Integrity Rules by strictly monitoring any potentially anomalous practices in relation to the Company by employees, contractors, suppliers or customers. The duties of ENDESA’s Corporate Auditing Department, which was set up following a decision by the Board of Directors, include centralising and channelling any reports of alleged breaches of codes of conduct. This department reports to ENDESA’s Board of Directors through its Audit and Compliance Committee. The department: • Acts independently of the opinions and actions of all the other Company departments. • Enjoys free access, on demand to the appropriate level, to all Company documents or any other sources of information on or related to the Company. • Monitors the implementation of recommendations made in the auditing reports that are issued. • Selects all the external auditors who are to review the Company under applicable legal procedures. ETHICS CHANNEL The Company has rules and codes of conduct in place that oblige all its employees to behave in an appropriate manner in all their dealings with stakeholders —shareholders, employees, suppliers, customers, creditors and authorities— and thereby set an ethical base for social responsibility. In order to adapt to these rules and provide the highest levels of satisfaction for its stakeholders, the Company has created an Ethics Channel via which all these groups may report any irregular or inappropriate conduct by the Company in relation to accounting, controls, internal auditing or other matters. The procedures established ensure the confidentiality of this system, since the channel is managed by an external company, Ethicspoint, with considerable experience in this field. The main role of this company is to forward any complaints and communications to the appropriate people, while guaranteeing full anonymity. The objective of this channel is to ensure that anybody can inform the senior management of the company of any problems or concerns they may have related to any allegedly unethical or illegal activities, while maintaining their anonymity and confidentiality. The Ethics Channel provided by EthicsPoint makes it possible to delimit the type of complaints to which companies could be subjected by employees or external personnel. In ENDESA’s case, the aspects that most closely matched the Company’s in-house codes of conduct have been selected, to optimise monitoring during internal audits. In all, the following 13 business-management areas that could be susceptible to complaints were selected: • Accounting and auditing • Using privileged information for personal gain • Confidentiality • Embezzlement • Conflicts of interest • Environment, health and safety • Contract fraud • Contractors and suppliers • Discriminatory behaviour, orally or in writing • Employees’ security • Violations of the Company’s security • Others This innovative channel adds new value to such pre-existing channels as the hierarchical chain, management departments, customer help lines, etc. —. Reports made via the other channels are forwarded to the Corporate Auditing Department, in accordance with ENDESA’s internal procedures. The Ethics Channel handles internal and external communications to the Company EthicsPoint certifies the confidentiality of ENDESA’s Ethics Channel One of the duties of the Corporate Auditing Department is to centralise communications about any alleged breaches observed

The Ethics Channel is available in all five languages used in the countries where ENDESA operates, and can by accessed by employees in Argentina, Brazil, Chile, Colombia, Spain, Portugal, France, Italy and Peru. The breakdown of the reports received is shown below: Use of the Ethics Channel in 2005: The Ethics Channel can be accessed via the following website https://secure.ethicspoint.com/domain/es/report_custom.asp? clientid=8902 TYPE OF REPORTS RECORDED IN 2005 LED TO DISMISSALS 14% BASELESS 7% OPERATIONAL 42% UNDER CONSIDERATION 37% TYPE OF REPORTS RECORDED IN 2005 IMPROPER ACTIVITIES BY EXTERNAL SUPPLIERS 21% EMBLEZZLEMENT 14% IMPROPER USE OF PRIVILEGED INFORMATION 14% CONFLICTS OF INTEREST 14% IMPROPER USE OF COMPANY PROPERTY 14% SAFETY 14% ENVIRONMENT AND HEALTH 7% OTHERS 2% DISTRIBUTION OF REPORTS IN 2005 BY GEOGRAPHICAL AREA EUROPE 21% Spain 21% LATIN AMERICA 79% Argentina 14% Brazil 14% Colombia 37% Chile 7% Peru 7% INTERNET/INTRANET HELPLINE OTHER CHANNELS CORPORATE AUDITING DEPARTAMENT OPERATIONAL REPORT NON-OPERATIONAL REPORT CHEK ACCURACY RELEVANT DEPT. SPECIFIC AUDIT REJECT endesa 05 70/71

1. CLIMATE CHANGE ENDESA is firmly committed to reducing its specific greenhousegas emissions. While electricity production by ENDESA on the Iberian market increased by 118% between 1990 and 2005, its CO2 emissions only increased by 69%. This means a reduction in its specific emissions of 22.7% Thus, although annual values may fluctuate, largely as a result of variations in water levels, ENDESA is significantly reducing its specific emissions. In 2005, consumption linked to covering CO2 emission rights requirements during the year were registered to the amount of euro 522 million. ENDESA’s climate change strategy is built on the set of actions outlined in the following chart: The objective of this climate change strategy is to reduce ENDESA’s specific emissions by 35% by 2007 with respect to the levels of 1990. DEVELOPMENT OF SPECIFIC EMISSIONS OF ENDESA IN SPAIN AND PORTUGAL (gCO2/MWh) 537.5 507 695 0 100 200 300 400 500 600 700 1990 2004 2005 22.7% Internal reductions in GHG Internal reduction of emissions Improvement in domestic efficiency CDM/JI Projects European trade in emission rights Internal CDM/JI projects Foreign CDM/JI projects Proprietary projects Carbon Funds Acquisition of project reductions Investment in CDM projects GHG strategies Foreign reductions in GHG 05 endesa ENDESA’S COMPLIANCE WITH COMMITMENTS COMMITMENT TO ENVIRONMENTAL PROTECTION 22.7% reduction in specific 87.27% CO2 emissions by ENDESA's of the electricty operations in Spain produced by ENDESA and Portugal between in 2005 1990 and 2005 was certified

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PROGRESS OF SPECIFIC CO_2 EMISSIONS BY ENDESA IN ITALY AND FRANCE (kg/kWh)

	2001	2002	2003	2004	2005
ITALY	0.57	0.62	0.61	0.55	0.50
FRANCE	—	—	—	—	0.92

CO_2 EMISSIONS BY ENDESA'S LATIN AMERICAN COMPANIES (kg/kWh)

	2001	2002	2003	2004	2005
ARGENTINA	0.21	0.38	0.24	0.33	0.31
CHILE	0.12	0.12	0.16	0.17	0.15
PERU	0.002	0.002	0.045	0.14	0.22
COLOMBIA	0.001	0.001	0.001	0.00	0.00
BRAZIL	—	—	—	0.12	0.04

The challenge for ENDESA in the first period of application of European emissions trading is to fulfil the National Allocation Plans of the countries affected by the applicable Directive, while guaranteeing the necessary supply of electricity in terms of both safety and cost.

NEW CAPACITY PROGRAMME IN SPAIN

The New Capacity Programme envisages the construction of 6,250 MW of newly installed capacity in Spain and Portugal in addition to the conversion of the 1,400 MW As Pontes (La Coruña) plant, which currently uses domestic coal, to imported coal.

The planned breakdown of this new capacity is as follows:

- 3,200 MW at combined-cycle plants in the mainland system,
- 1,250 MW at new plants in the island and off-mainland systems, to meet growing demand in these markets,
- 1,800 MW gross in installations using renewable energies and in cogeneration plants.

In addition to this new capacity, a further 1,200 MW in additional combined-cycle facilities is planned, as well as the aforementioned conversion of the As Pontes plant to imported coal.

The New Capacity Program will guarantee that the degree of diversification already existing in the Company's pool of plants is maintained and thus that the balance and dimensions of its generation mix also remain satisfactory, contributing towards the reduction of greenhouse gas emissions.

As for SNET, the Renewable Energy Plan has been put into operation, focussing mainly on the development of wind power. Endesa Italia is concluding its programme to re-power its power stations and continues with its renewable-energy programme, which also focuses on wind power, by bringing wind farms on line with a total power rating of 425 MW.

REUSE OF SLAG AND ASH AT ENDESA PLANTS

2005 saw a continuance of the sale of ash and slag produced in ENDESA coal burning facilities, which has lead to a reduction of around 2.5 million tons of CO_2, distributed as follows:

- 1.7 M Ton CO_2 in ENDESA plants in Spain and Portugal.
- 0.2 M Ton CO_2 in ENDESA plants in Italy.
- 0.6 M Ton CO_2 in Snet plants in France.

INVESTMENTS IN REDUCING EMISSIONS

ENDESA included in the
KLD Global Climate 100SM Index

The investment programme planned will cut greenhouse-gas emissions, enhancing the efficiency of the Company's facilities and increasing capacity through cleaner facilities, such as at combined cycle plants and stations fuelled by renewable energies.

One of the results of this major investment has been the inclusion of ENDESA on the KLD Global Climate 100[SM] Index. Launched in 2005, the KLD Global Climate 100SM Index is a global index designed to promote investment in companies whose activities show the greatest endesa 05

ENDESA’S COMPLIANCE WITH COMMITMENTS potential for reduction of environmental impact of climate change today and in the future. The index includes 100 global companies that are leaders in applying climate-change solutions in three fields: • Renewable energies. • New fuels. • Energy savings. PARTICIPATION IN THE ENERGY WISDOM PROGRAM Energy Wisdom Programme (EWP) is a voluntary initiative promoted by Eurelectric, the partnership that brings together representatives of Europe’s electricity sectors, which is intended to demonstrate the efforts being made by the sectors to foster the sustainable generation, distribution and use of electricity. The main aims of the EWP are the following: • Achieve measurable energy efficiency improvements and reductions in greenhouse gases (GEI). • Provide information on initiatives carried out by the electricity sector which show the success of voluntary actions. • Report on the active participation and achievements of electricity companies in actions aimed at sustainable energy development. The EWP reports on projects which involve improvements in energy efficiency or reductions in GEI carried out since 1990. These energy efficiency improvements or GEI reductions must be quantifiable in relation to a base line, which must be defined for each project. The third cycle of the EWP reported on a total of 313 specific projects carried out by ENDESA in Spain, and 46 in Latin America. These projects have contributed to the improvement of energy efficiency via the sale of fuel and/or energy, and to reducing GEI emissions. Specifically, ENDESA has reported on electricity generation, transmission and distribution projects and the efficient use of energy. The chart below shows each category as a percentage of total projects carried out in Spain and Latin America: CDM/JI PROJECTS In 2005 ENDESA developed a strategy to use the flexible mechanisms under the Kyoto Protocol based on the Clean Development Mechanism (CDM) and Joint Implementation (JI) projects within the framework of its commitment to reducing greenhouse gases as part of its fulfilment of the Spanish NAP. The portfolio of projects has grown considerably, currently standing at about 70, including projects developed within the Company and those by other actors in which ENDESA will participate by buying CERs. In some cases the Company provides technical support for electricity-generation projects. Here the most noteworthy initiative was the agreement struck with Huaneng to purchase 2.6 million tonnes of CO2 by 2012 from three wind farms with a total of 195 MW. ENDESA 70 MDL projects and CER acquisition EWP SPAIN PROJECTS Better energy savings 1% Fuel change 0% Wind power 22% Mini hydro 12% Biomass 2% Nuclear 2% Cogeneration 22% Combined cycles 1% New lines 11% Transformers 9% Increase in cable diameter 11% Increase in voltage 4% Other distribution projects 3% %0% 22% 12% 2%2% 22% 1% 11% 9% 11% 4% EWP LATIN AMERICA PROJECTS Mini hydro 22% Combined cycles 13% New lines 26% Transformers 7% Increase in cable diameter 4% Other distribution projects 24% Efficient energy use 4% % 13% 26% 7% 4% 24% 4%

74/75 The Company has approached the task of identifying CDM and JI projects in a systematic manner, through the intermediary of its environmental units in the countries where it operates, and through the relationships it has established with Climate Change Offices in Latin America. The Company has set up an internal group for acquiring emission rights via projects and defined quantitative and qualitative targets to meet its obligations under the Kyoto Protocol for 2005-2007 and 2008-2012. In 2005, among other actions, the legal documents necessary for CER purchasing agreements were prepared for CDM projects. Also CDM projects have been identified in Argentina, Brazil, Chile, Colombia and Peru and non-Annex I countries such as Mexico, India and China. ENDESA also reached a series of agreements in 2005 with companies operating in non-Annex I countries to acquire CERs from projects carried out in these countries. THE ENDESA CLIMATE INITIATIVE (ECI) WAS LAUNCHED In 2005 ENDESA launched its public carbon credit purchase offer. This offer seeks to acquire a total of 15 million tons of CO2 for the 2005- 2012 period, of which 5 million will be for the 2005-2007 period and the remaining 10 million for the 2008-2012 period. The initiative was presented at five events in Madrid, Rio de Janeiro, Beijing, New Delhi and Mexico City. These events were attended by 650 people from all ambits: ambassadors and senior politicians from both the business and environment spheres of the countries where the events were held, DOE and DNA members, a significant number of representatives of companies related to the emissions business, project promoters, etc. In 2005 65 bilateral meetings were held with companies, and a portfolio of over 30 projects was developed. The launch of the ECI was accompanied by a guide and brochures explaining the purchasing process in three languages. Also, a web page was created containing all the information necessary and the media for contacting ENDESA on this topic. CDF WORLD BANK CARBON FUND This Fund, announced at the Johannesburg World Summit on Sustainable Development in September 2002, was officially launched by the World Bank in March 2003. Its aim is to provide an international investment framework to enable the development of CDM projects, fundamentally on a small scale and granting preference to less developed countries, in order to generate certified emission reductions while at the same time contributing to the economic and social development of under-privileged communities by means of a differentiated and independent contribution resulting from the acquisition of those emission credits. In 2005 ENDESA registered various projects in the United Nations, one of which was the first to obtain certified CERs. The company has also carried out other strategic initiatives, such as a stake of US$ 2.5 million in the Community Development Carbon Fund (CDCF), generating 0.4 million tonnes of CO2 and holding the presidency of the Participants Committee of the CDCF. CO2 REDUCTION PROJECTS Initiatives related to CO2 reduction projects in which ENDESA was involved in 2005 included: • Participation in various projects as part of the VI European framework project on capture and storage of CO2 (Dynamis, Cachet, C3Capture, GeoCapacity, NanoGLOWA). • Participation in Spanish national CO2 programs in partnership with the Ministry of Education and Science (Singular CO2 Strategic Project) and the Ministry of Trade, Industry and Tourism (National Strategic Consortium for Technical Research in CO2) This latter was led by ENDESA. • Participation in the Spanish CO2 Platform. SPANISH CARBON FUND The Spanish government has set up the Spanish Carbon Fund, with a target of 100 million tons of carbon dioxide to be charged to the government’s account, in order to meet its emission-reduction commitments for 2008-2012, in accordance with the provisions of Royal Decree 1866/2004 regarding the Spanish National Allocation Plan. To this end, it signed an agreement with the World Bank whereby this institution will purchase 40 Mt of carbon dioxide. Private-sector involvement is also envisaged. For more information go to www.carbonfinance.org/cdcf/home.cfm For more information go to http://eci.endesa.es/ Acquisition of 15 million tonnes of CO2 in the 2005-2012 period endesa 05

CARBON DISCLOSURE PROJECT The aim of this initiative, with which ENDESA has been involved for several years, is to make corporate conduct more transparent. EMISSIONS TRADING (ETS) ENDESA was assigned 42.99 million tons of emission rights for 2005 in the National Emissions Allocation Plan in Spain. This allocation, in itself scant, is even more insufficient given the need to achieve high usage rates of power plants to deal with serious drought and a sharp increase in demand. ENDESA created the necessary internal infrastructure to carry out transactions on the emission rights market. This involved assigning responsibilities within the Company and contacting the major active counterparts from 25 EU member status to set up framework agreements (IETA, EFET, ISDA). In parallel, the internal systems necessary for trading on the European Emissions Market were also developed. ENDESA is currently active on the main European markets (NordPool, Powernext and ECX) and has accounts open in registers in Denmark, France and Spain (RENADE) to optimise the management of its emission-rights position. ENDESA reached a series of agreements in 2005 with companies having the potential to generate CERs in non-Annex I countries to acquire CERs from projects carried out in these countries. THE CO2 MARKET The development of the CO2 market in Spain and Portugal has been experiencing significant fluctuations over the year, reaching record prices of around 29 €/tCO2 in July and stabilising in the last few months at levels of 21-23 €/tCO2. Contracting volumes in the end were significant after the financial year started off slowly. In Europe, Endesa Trading channelled operations for the sale and purchase of CO2 emission rights between Snet and Endesa Italia for a total volume of 2.98 tonnes over 2005. It is worthy of note that the initial price of the emission right was €8-10/t, while by the end of 2005 it stood at around €21/t. OTHER PARTICIPATIONS • Since signing the MoU with the E7 in 2003, ENDESA has been an active member of the E7’s Climate Change Group. 2.98 million tonnes of CO2 in Snet and Endesa Italia with trading of emission rights Transparency in relation to climate change through the Carbon Disclosure Project 05 endesa ENDESA’S COMPLIANCE WITH COMMITMENTS CO2 MARKET IN SPAIN AND PORTUGAL; COMPLIANCE WITH ETS COMMITMENTS. HISTORIC PRICES 2005 30 28 26 24 22 20 18 16 14 12 10 €/tCO2 30- mar 6- apr 13- apr 20- apr 27- apr 4- may 11- may 18- may 25- may 1- jun 8- jun 15- jun 22- jun 29- jun 13- jul 20- jul 27- jul 3- aug 10- aug 17- aug 24- aug 31- aug 7- sep 14- sep 21- sep 28- sep 5- oct 12- oct 19- oct 26- oct 2- nov 9- nov 16- nov 23- nov 30- nov 7- dec 14- dec 21- dec 6- jul Source: POINT CARBON

76/77 HISTORIC VOLUMES 2,000,000 1,800,000 1,600,000 1,400,000 1,200,000 1,000,000 800,000 600,000 400,000 200,000 30- mar 6- apr 13- apr 20- apr 27- apr 4- may 11- may 18- may 25- may 1- jun 8- jun 15- jun 22- jun 29- jun 13- jul 20- jul 27- jul 3- aug 10- aug 17- aug 24- aug 31- aug 7- sep 14- sep 21- sep 28- sep 5- oct 12- oct 19- oct 26- oct 2- nov 9- nov 16- nov 23- nov 30- nov 7- dec 14- dec 21- dec tCO2 6- jul Source: POINT CARBON • It participates in the Eurelectric Climate Control Group as a member of the Flexibility Mechanisms Sub-Group and chairs the CDM and JI Task Force. • It has been an active member of the IETA association since its operations began. • It is a member of the Unesa Climate Change Group. • It is an active member of the working groups created by the Spanish Climate Change Office and the Spanish Confederation of Business Organizations (CEOE) to address flexibility mechanisms. • It participates in the Aenor (Spanish Association for Standardization and Certification) Technical Standards Committee for Climate Change and Renewable Energies. ENVIRONMENTAL INVESTMENT AND EXPENDITURE ENDESA’s total accumulated investment in environmental assets stands at 1.010 billion euros. Environmental investment in 2005 was euro 157 million. The main investments of note over the year were aimed at waste management and storage, improving of visual impact, protection of surroundings and improvement in quality of service, reducing internal losses in transformation and distribution of energy. Environmental expenditure for the financial year totalled 63 million euros. NEW ENERGY TECHNOLOGIES ENDESA operates in the renewable-energy and cogeneration sectors through the company Endesa Cogeneración y Renovables (ECyR). At the end of 2005, the cogeneration and renewable energy facilities in service or under construction in Spain in which ENDESA has interests together accounted for a capacity of 2,301 MW, with renewable energy making up 1,844 MW and cogeneration and waste treatment plants the remaining 457 MW. Likewise the company participates in cogeneration and renewableenergy facilities in service or under construction in Portugal and which accounted for a capacity of 289 MW at the close of 2005 (169 MW from renewable-energy plants and 120 MW from cogeneration). Its participation in cogeneration facilities in Colombia and Mexico totals 36 MW. Electricity production by ENDESA with cogeneration facilities and renewable energies in Spain, calculated from book integration, stood at 2,120 GWh in 2005, of which 1,499 GWh corresponded to wind power, 518 GWh to mini-hydraulic facilities and the remainder, 102 GWh, to cogeneration and other sources. ENDESA invested €157 million in environmental assets in 2005 endesa 05

ENDESA’S COMPLIANCE WITH COMMITMENTS In 2005 the Company commissioned the following renewable-energy facilities: • Valpardo wind farm in Castile and Leon (21.25 MW). • Saso Plano wind farm in Aragon (39.2 MW). • Aitona mini-hydroelectric power station in Catalonia (4.95 MW). The Company also acquired 100% of the share capital of the Portuguese firm Finerge Gestao de Proyectos Energéticos S.A. (Finerge), the flagship of a holding group that operates wind farms and cogeneration plants in Portugal, with a consolidated power rating of 107 MW in 2005. In 2005 the Company sold its 7.3% stake in the firm kW Tarifa, which produced 29.7 MW of wind power, and its 99% stake in Electromariola, a company that owns a 5.7 MW cogeneration plant. The company Covitrel, in which ENDESA held a 30% stake, equivalent to 3.9 MW, was also wound up. By year end, ENDESA accounted for 11.84% of Spain’s total output under the special arrangements: 9.48% in cogeneration and waste treatment and 16% in renewable energy. ENDESA’s average presence in the ownership of the facilities in which it holds a stake is 63%, which corresponds to an attributable power rating of 1,349 MW, calculated according to the percentage stake held by ENDESA in each of its holdings. The consolidated power rating stood at 1,007 MW. In 2005, ENDESA invested a total of euro 142 million in promotion of new renewable/CHP facilities in Spain and Portugal. COGENERATION At the end of the 2005 financial year, ENDESA held stakes in cogeneration plants in service with a total power rating of 533 MW, of which 382 MW (71.7%) corresponds to facilities in Spain, 115 MW (21.6%) to facilities in Portugal and 36 MW (6.7%) to facilities in Latin America. The most significant events in 2005 included the acquisition of the Portuguese firm Finerge Gestâo de Proyectos Energéticos S.A. (Finerge), which specialises in developing and operating wind faros and cogeneration plants. With this acquisition, ENDESA now has 14 cogeneration plants in Portugal, maintaining a significant presence in this sector. MINI HYDRO PLANTS At year end, ENDESA held stakes in 37 operational minihydroelectric, with a total power rating of 206.4 MW, and two power stations currently being built that will add a further 29 MW to the total. WIND ENERGY At the end of 2005 ENDESA had shareholdings in 97 wind farms, with total installed capacity of 1,238 MW. This capacity is distributed among 71 wind farms in Spain with a total of 1,131.68 MW and 26 wind farms with a total of 160.36 MW under construction and operation in Portugal, corresponding to the assets acquired as a result of the acquisition of Finerge. In Spain, a new wind farm was commissioned in 2005 at Saso Plano in Huesca, with capacity of 39.2 MW. ENDESA’s installed wind-power capacity in Spain accounts for about 11% of the country’s total. The Company’s average stake in the wind farms in which it maintains a presence is 75%. BIOMASS ENDESA has interests in six operational biomass plants, with total installed capacity of 59 MW. Of these, three are bio-gas plants: one at the Aguas de Jerez wastewater-treatment plant (Cadiz) and the other two at the urban solid waste landfill sites in Can Mata and El Garraf (Barcelona). ENERGY RECOVERY FROM WASTE (SOLID URBAN WASTE/SOLID INDUSTRIAL WASTE) ENDESA part owns four waste treatment plants with total installed capacity of 75 MW. Three of these recover energy from solid urban waste (Tirme, Tirmadrid and TRM) while the fourth uses industrial waste of various kinds. ENDESA also has one plant of this type of 6 MW in Mataró for the treatment of farmyard slurry and sewage sludge. PLAN FOR NEW RENEWABLE-ENERGY CAPACITY Within the framework of its New Capacity Plan, ENDESA intends to step up investment in the construction of renewable energy generation facilities. This should make a major contribution towards diversifying its generation mix and enabling it to meet its environmental targets. New installed capacity for renewable energy introduced under this Plan totals 1,836 MW, and the average participation of ENDESA in these facilities will be 70 percent. Of this total, it is planned to install 1,443 MW in Spain and 420 MW in Portugal. 05 endesa ENDESA’S COMPLIANCE WITH COMMITMENTS

Most of the new installed capacity will be in the form of wind farms, a market segment in which the Company has a strong presence. Specifically, the capacity scheduled for new wind farms stands at 1,827 MW, i.e. 98% of the scheduled new capacity. This new wind capacity will be developed in a total of 11 Autonomous Regions and Portugal. The plan for other renewable technologies is to obtain installed capacity of 35 MW from facilities using solid urban waste (RSU) and 1.30 MW in a biogas plant, both in Spain. An additional 5 MW of capacity will come from new cogeneration facilities in Portugal. During 2005, ENDESA received government approval to start up wind farm capacity of 379 MW, mainly in the autonomous regions of Valencia and Castilla-La Mancha, enabling the start up of seven new wind farms during next year, with planned material investment of some 398 million euros. In Portugal, the Company holds a stake in the building of five wind farms, totalling 56 MW, scheduled to be commissioned in 2006. All these facilities are part of ENDESA’s New Capacity Plan, one of the objectives of which, as mentioned above, is to increase the gross power rating at renewable-energy facilities by 1,836 MW, thereby enabling the capacity in 2004 to be doubled by 2009. Wind farms are currently under construction at Pena Ventosa and Chan do Tenon (Galicia), Las Hoyuelas (Castile-La Mancha), and Loma de Almendarache in Cadiz (Andalusia), while the wind farm at Los Valles in Lanzarote (Canary Islands) —one of the first to be installed by ENDESA— is being re-powered. Together, these wind farms have a total installed capacity of 118.4 MW. AIR QUALITY ENDESA takes action on several fronts to minimise the impact on the atmosphere of emissions from electricity-production plants, mainly carbon dioxide, sulphur oxides, nitrogen oxides and small solid particles. The Company implements exhaustive emission-surveillance and —monitoring programmes to determine the characteristics and dimensions of emissions, and makes a special effort to use technologies to minimise the generation of emissions at source. ENDESA also monitors the impact of these emissions on the environment, with a view to designing effective corrective measures as appropriate. With regard to the minimisation of emissions by technological renewal and improvement in 2005, of particular note was the project to implement gas-desulphuring plants at units 4 and 5 at Compostilla power station. It also seeks to optimise fuel at units 3,4 and 5 to reduce nitrous oxide (NOx) and improve the performance of boilers, meaning a reduction in carbon dioxide emissions (CO2). endesa 05 78/79 05 78/79 Endesa Chile has set up a new company, Endesa Eco, to provide a framework for the study and development of electricity-generation projects based on renewable energy sources. As part of the activities carried out in its first months of operation, Endesa Eco carried out, among others, the following initiatives in 2005: • Updating and supplementing the study of non conventional renewable energies in Latin America. • Design of the mini hydro plant in Ojos de Agua (Chile), preparation of the environmental impact plan of the project and presentation to the National Environmental Commission to pursue its environmental approval. • Signing an agreement with Magallenes university to study wind potential in Chile. • Signing of a framework agreement in the United Nations Development Program (PNUD-Chile) with the aim of encouraging renewable energy and energy efficiency. • Joining the Chilean Association of Alternative Renewable Energies (ACERA A.G.) • Sponsorship of the 2005 Energy Efficiency Directory, published by the ‘País de Eficiencia Energética’ Program for Chile. • Relationships with different organisations to present the new company and contact potential partners with a view to the joint development of initiatives in the ambit of renewable energy. ENDESA ECO, A N endesa 05 EW COMPANY IN THE RENEWABLE-ENERGY FIELD

ENDESA’S COMPLIANCE WITH COMMITMENTS ATMOSPHERIC EMISSIONS OF SO2, NOx AND PARTICLES BY ENDESA ITALIA (2002-2005) Year NOx (g/kWh) SO2 (g/kWh) Particles (g/kWh) 2002 0.82 1.51 0.079 2003 0.66 1.56 0.039 2004 0.49 0.96 0.032 2005 0.41 0.74 0.015 EMISSIONS OF SO2, NOX AND PARTICLES BY SNET (FRANCE) Year NOx (g/kWh) SO2 (g/kWh) Particles (g/kWh) 2005 2.33 4.10 0.29 EMISSIONS OF SO2, NOx AND PARTICLES BY ENDESA IN SPAIN AND PORTUGAL 6.19 6.21 6.07 7.26 6.74 6.80 8.00 8.25 9.29 8.87 0 1 2 3 4 5 6 7 8 9 10 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 g SO2/kWh 1.89 1.66 1.54 1.65 1.65 1.80 1.85 1.81 2.02 1.98 0.0 0.5 1.0 1.5 2.0 2.5 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 g NOx/kWh 0.12 0.12 0.13 0.14 0.18 0.22 0.20 0.17 0.22 0.19 0.00 0.05 0.10 0.15 0.20 0.25 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 Likewise, the Company plans to invest 50 million euros in the modernisation of different equipment, over the next five years. Specifically, this includes substituting the control systems, automating the coal store and water plants, modernising the reception of fuels and renovating components in the turbines, alternators and boilers at the power station. Also, the spoil heap and dump will be reconditioned, and studies will be carried out on alternative fuels and photovoltaic generation, “co-combustion” and “oxy-combustion” and the reuse of waste and the search for new formulae for protecting boiler pipes. ENDESA has also signed a contract with the Spanish engineering company Inerco for the implementation in at the Company’s power plants of a system referred to as ABACO making it possible to avoid the emission of over 300,000 tons of carbon dioxide (CO2) a year and reduce nitrogen oxide (NOx) emissions by half. Investment in this project will total 13 million euros. Under the contract with Inerco, this technology will be installed at the Compostilla, Los Barrios and Teruel plants in an initial phase. Then, beginning in 2006, it will be extended to a further 11 of ENDESA’s plants. This new initiative is related to the objective of environmental and energy optimisation at power plants included in ENDESA’s Strategic Environment and Sustainable Development Plan 2003-2007. Although the data concerning tonnes of SF6 produced are not relevant from a quantitative standpoint, ENDESA gives the Ministry of the Environment a qualitative report about them. ABACO’s effectiveness has been proved in more than 25 Spanish and European power plants, improving performance by up to 2%, reducing NOx emissions by up to 50%. the system is currently in the process of obtaining Clean Development Mechanism (CDM) certification for application in developing countries to reduce greenhouse gas emissions.

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ATMOSPHERIC EMISSIONS OF SO_2, NO_x AND PARTICLES BY ENDESA IN LATIN AMERICA, 2002-2005

Year	SO_2 (g/kWh)	NOx (g/kWh)	Particles (g/kWh)
2002	0.46	0.57	0.73
2003	0.47	0.50	0.37
2004	0.51	0.71	0.50
2005	0.50	0.65	0.67

GENERATION AND MANAGEMENT OF SPILLAGES

To minimise the generation of effluents into the water and ensure their adequate management, ENDESA carries out various initiatives to improve the quality of effluents, primarily by means of building and improving waste water treatment facilities to make them more efficient.

At ENDESA's Peñarroya mine, sanitary wastewater is continuously biologically purified before being discharged to public waters.

Also at Teruel power station, biological filters were installed to purify waste water. Waters originating in run offs, landfills or plant infrastructures are run into a settling pond and are discharged into the public water system after being decanted by means of an overflow, since they only contain solid particles of inert materials in suspension.

INDUSTRIAL WASTE FOR 2005 IN Hm^3

	2005	2004
SPAIN AND PORTUGAL		
Coal-fired fossil-fuel plants	52.7	68.9
Combined-cycle gas plants	0.35	0.60
Nuclear power stations	0.58	0.46
ITALY		
Fossil-fuel production units	3.39	3
Hydroelectric production units	0.56	NA
FRANCE		
Fossil-fuel production units	17.89	—
LATIN AMERICA		
Fossil-fuel production units	1,862.93	1,691.07

Since November 2003 water samples have been regularly taken by Encasur staff and are sent for analysis at ENDESA's laboratory at As Pontes to find out the characteristics of these effluents and ensure suitability of waste and purification processes.

Corta Gallo mine, which belongs to the Andorra mine, has a settling pond for collecting rainwater and storing acid water from the mine. The pond's capacity is sufficient to hold the water generated in the process without it spilling into the natural water system. In addition, quality controls are carried out when the water is used for irrigation purposes or when the area has become a haven for birds, and in those areas where such quality control is required by the regulations of the competent environmental body.

At the Ebro-Pirineos hydroelectric production unit a new clarifier was installed, a deposit to collect water flows from the plant and small oil leaks from machinery. The two water-oil phases are separated, preventing the escape of oil from the plant. A hydrocarbon separator was also installed, based on gravity separation of non water soluble material. Thus, heavy particles (sand, mud, etc) fall to the bottom, while light particles (hydrocarbon, oil, etc) rise to the surface, facilitating their separation. These separators are also being implemented at the Ter mini-power stations and the Camarasa hydroelectric plant.

The Tarragon 1 combined-cycle plant participates in the Underwater emission and Aquatic Environment Quality Monitoring Program. This involves taking 8 individual samples from each participating facility. The contents of said program derives from the agreement signed between the l'Agència Catalana de l'Aigua and the AEQT.

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ENDESA’S COMPLIANCE WITH COMMITMENTS WASTE GENERATION AND MANAGEMENT ENDESA’s activities mostly generate waste in hydraulic production units, distribution, mining, thermal production units and nuclear generation. • In thermal production units the main waste generated is gypsum, ash and slag, of which a significant amount is sold as a sub product or is reused by the facility itself, in such a way as to minimise its impact. • The main waste from hydraulic production units comes from the operation of dams associated with hydroelectric plants. This waste is made up of sediment created by the reduction in the river’s current velocity and flow. This sediment must be cleared on a regular basis, and other waste generated is usually of little importance. • Both hazardous and non hazardous waste generated in mines is handed over to an authorised manager. • The main waste generated at nuclear power stations is radioactive waste. In 2005 production of radioactive waste of medium and low intensity at ENDESA plants was 405 tons. The management of this waste is carried out through the authorised company Enresa, via storage in the El Cabril facilities, a specially designed storage centre. • The waste generated by distribution activities principally consisted of oil/PCB-contaminated transformers and batteries and mineral oil from the substations, as well as non hazardous waste, mainly comprising scrap and cardboard, handed over to specialist managers In 2005, ENDESA continued to improve and adapt its facilities to minimise waste generation. Of particular note was the acquisition of new containers for the storage of hazardous waste, the installation of weigh bridges to weigh hazardous waste and the installation of new containers and wells to collect oil. Other noteworthy initiatives included the recycling of used oils, minimisation non hazardous waste such as packaging, gradual 05 endesa ENDESA’S PRODUCTION AND MANAGEMENT OF GYPSUM, ASH AND SLAG AT ENDESA’S COAL FIRED PLANTS IN SPAIN AND PORTUGAL (MAINLAND) Ash (t/year) Slag (t/year) Gypsum (t/year) Plants in Spain Resto- Waste Resto- Waste Resto- Waste and Portugal Production Sale ration tip Production Sale ration tip Production Sale ration tip ALCUDIA 143,327 93,511 49,816 12,469 12,469 32,375 32,375 LITORAL 335,265 335,265 18,900 AS PONTES 1,214,185 1,214,185 0 214,268 214,268 0 COMPOSTILLA 818,721 773,841 44,881 106,140 0 106,140 67,661 67,661 LOS BARRIOS 169,349 169,349 0 22,037 22,037 0 TERUEL 819,370 814,376 4,994 141,566 3,496 138,070 956,528 593 955,935 PEGO 192,684 181,006 11,678 14,427 14,427 TOTAL 3,692,901 2,367,347 1,219,179 106,375 529,807 25,533 214,268 271,106 1,056,564 593 0 1,055,971 PRODUCTION AND MANAGEMENT OF GYPSUM, ASH AND SLAG AT ENDESA ITALIA’S COAL-FIRED PLANTS Ash (t/year) Slag (t/year) Gypsum (t/year) Resto- Waste Resto- Waste Resto- Waste ENDESA Italia Production Sale ration tip Production Sale ration tip Production Sale ration tip MONFALCONE THERMAL PLANT 96,125 93,240 5,779 2,975 0 0 FIUME SANTO THERMAL PLANT 186,084 168,386 0 0 49,771 49,591 OSTIGLIA THERMAL PLANT 0 0 0 0 0 0 TRAPANI THERMAL PLANT 0 0 0 0 0 0 TAVAZZANO THERMAL PLANT 0 0 0 0 0 0 TOTAL 282,209 261,626 0 0 5,779 2,975 0 0 49,771 49,591 0 0

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PRODUCTION AND MANAGEMENT OF GYPSUM, ASH AND SLAG AT SNET (FRANCE) COAL-FIRED PLANTS

2005	Ash (t/year)				Slag (t/year)			
SNET	Production	Sale	Restoration	Waste tip	Production	Sale	Restoration	Waste tip
EMILE-HUCHET THERMAL PLANT	276,106	365,942	98,006		79,992	8,953	98,006	
PROVANCE THERMAL PLANT	160,906	109,953	76,260		36,308	777		
LUCY THERMAL PLANT	80,613	63,881			10,993	13,313		
HORNAING THERMAL PLANT	132,786	288,606	188,834	34,017	21,636	6,904		15,753
TOTAL	650,411	828,382	363,100	34,017	148,929	29,947	98,006	15,753

withdrawal of asbestos from installations, the use of rechargeable or long life batteries, and treatment and recycling of used cleaning detergents, among others.

PRODUCTION AND MANAGEMENT OF GYPSUM, ASH AND SLAG AT ENDESA'S COAL-FIRED PLANTS IN LATIN AMERICA

Latin America	Ash production (kt/year)
2005	107.95

During 2005 a series of actions were carried out aimed at improving waste management, of which the following are of particular note:

- The promotion of the use of waste as raw materials, as in the case of the 2,000.10 kg of hydrocarbon sludge waste used as raw material in the Barranco de Tirajana plant in the Canary Islands.
- The re-use of metal containers as filter cases at Puertollano mine.
- The installation of a drainage system for the sulphuric-acid container trench at San Roque (Cadiz) combined-cycle plant for re-use in the cooling tower, and the minimisation of the use of absorbents and the re-use of waste in the process whenever possible.
- Initiatives have also been implemented to prevent spillages and update maintenance ranges to include specific instructions and precautions.

Endesa Italia** has sold **93%** of its non-hazardous **waste

The plan for the elimination and withdrawal of equipment containing PCBs was ongoing as was the campaign for testing equipment for any contamination with these chemicals, even where they were not made with PCBs.

During 2005, in the distribution business, 100% of the global target was eliminated in the PCB Inventory and Elimination Plan 2003-2007 handed over in each of the Autonomous Communities where ENDESA has a presence. In the generation business 67% of the weight contaminated with PCBs was eliminated under the plan.

Among other objectives proposed and complied with by plants, and aimed at continuous improvement are the substitution of Piralene transformers at the UPH. Sur plant, the installation of a dust extraction system in the carbon sample area as well as the installation of an operational alarm in dust collectors to control leaks in the Teruel thermal plant, and the acquisition of new machinery to filter turbine oil at the same plant.

GENERATION OF HAZARDOUS AND NON HAZARDOUS WASTE BY ENDESA'S BUSINESSES IN MAINLAND SPAIN AND PORTUGAL IN 2005 (in Thousands Tons)

Spain and Portugal (mainland) (*)	Hazardous waste	Non hazardous waste
FOSSIL-FUEL PRODUCTION UNITS	9.99	48.76
HYDROELECTRIC PRODUCTION UNITS	0.13	0.08
MINING	0.29	1.91
NUCLEAR	0.41	65.88
DISTRIBUTION	85.01	20.88 *
ECYR*	0.16	0.06

* Excluding Andalusia and Aragon

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ENDESA’S COMPLIANCE WITH COMMITMENTS GENERATION OF HAZARDOUS AND NON HAZARDOUS WASTE IN ENDESA ITALIA IN 2005 (in Thousands Tons) Endesa Italia Hazardous waste Non hazardous waste FOSSIL-FUEL PRODUCTION UNITS 4.25 29.52 HYDROELECTRIC PRODUCTION UNITS 0.05 2.88 GENERATION OF HAZARDOUS AND NON HAZARDOUS WASTE IN SNET (FRANCE) IN 2005 (in Thousands Tons) Snet_France Hazardous waste Non hazardous waste FOSSIL-FUEL PRODUCTION UNITS 0.13 0.55 GENERATION OF HAZARDOUS AND NON HAZARDOUS WASTE BY ENDESA IN LATIN AMERICA IN 2005 (in Thousands Tons) Latin America Hazardous waste Non hazardous waste FOSSIL-FUEL PRODUCTION UNITS 0.60 2.31 HYDROELECTRIC PRODUCTION UNITS 0.13 0.84 DISTRIBUTION 0.34 5.37 CONSERVING BIODIVERSITY BIODIVERSITY CONSERVATION PROGRAMME ENDESA, as part of its Strategic and Sustainable Development Plan, has a specific plan to optimise its natural heritage and develop new projects in line with its Sustainability Policy. To this end, in 2005 actions were carried out aimed at analysing the value and state of conservation of this heritage, identifying biodiversity preservation initiatives already underway and planning new ones. The Biodiversity Conservation Program has as its main objective giving the company a broad and integrated vision of protection of the natural environment. In this way, actions relating to species or habitats carried out over several decades have been strengthened and developed alongside research and development actions, through initiatives in partnership with civil organisations and the scientific community. Working programmes have been focused around four lines of actions: • Mining environments. • Generating and distribution facilities surroundings. • Conservation of species. • Management of species. Restoration of mining areas The study and restoration of the landscape impact resulting from mining excavations has been a constant focus of ENDESA initiatives. Since the beginning of the programme of initiatives in this area, a total area of over 2,500 hectares has been restored in Spain. RECOVERY OF MINING LAND BY ENDESA IN SPAIN Total accumulated Hectares restored. Facility restored in 2005 Hectares AS PONTES 101 1,135 ANDORRA 19.52 572.41 PUERTOLLANO 15.32 426.5 PEÑARROYA — 455.09 Over 2,500 hectares restored in mines EDESUR AND THE MUNICIPALITY OF LOMAS DE ZAMORA (ARGENTINA) SIGN AN AGREEMENT TO REDUCE PCB Thus establishing the basis for Lomas de Zamora to become the first municipality in greater Buenos Aires “free of PCB” at its electric transformers. With this agreement and subject to authorisation of the Environmental Policy Secretary for the province of Buenos Aires, Edesur will remove transformers contaminated with PCB in the Lomas de Zamora area and transfer them to “cold stores” where they will be de-chlorinated. Current legislation in Argentina establishes 2010 as the deadline for PCB elimination. Edesur has already eliminated 99% of the PCB inherited from the state authorities.

Among the actions planned for environmental recovery of the land occupied by the As Pontes mining complex, of particular note is the restoration of the exterior rubble tip and treatment of the mining seam, a total surface area of 2,300 hectares.Work on the restoration of the tip will begin in 1982 and will be totally finished in 2006. This will create an area of 1,150 hectares of diverse vegetation, as well as 69 kilometres of paths and 55 of canals. The mine ceased operation in December 2007, with the project adopted by ENDESA to transform the mine seam into a lake 8 square kilometres in size —with a maximum depth of 200 metres and a volume of 540 cubic metres— commencing immediately afterwards. It is estimated that the lake will be completely filled in four years. Protection of spaces surrounding facilities ENDESA tries to ensure that its activities are compatible with the natural resources of the environments in which it operates, paying particular attention to especially valuable resources. Its initiatives in this area target the preservation of ecological water resources at its hydroelectric plants and impact on birds, vegetation and the landscape at its distribution and generation facilities, especially when the latter are located in protected areas. These actions are mainly focused on areas surrounding hydroelectric facilities, both in the case of landscape integration —such as the area surrounding the hydroelectric generation facilities in the region of Vall Fosca in the periphery of the Aigüestortes i Estany de Sant Maurici national park in Spain— as well as in the case of emptying of reservoirs. Numerous studies have been carried out into the consequences of emptying reservoirs, including an analysis of the environmental impact caused by emptying the Sallente reservoir and the subsequent environmental monitoring. The simultaneous planning for the technical and environmental aspects of emptying this large reservoir meant that the environmental fall-out was minimal, resulting in a high level of social and administrative acceptance for the project. The energy-distribution business can generate such environmental effects as landscape impact (on both natural and urban environments) and on wild birds — electrocution, collision and nesting), as well as fire risks. As a result, activities in this business line, relating to both new lines and existing lines, involve burying lines underground, implementing measures to prevent birds from colliding with, being electrocuted by, or nesting on power lines, and reducing fire hazards by maintaining safety distances. Additionally, thermo-graphic inspections are constantly being carried out (flying over the power lines with a helicopter equipped with infrared cameras) to check the lines for any overheating which cannot be seen with the naked eye and which could cause an incident in the future. This is one of the most efficient methods to safeguard the network. It is worthy to highlight the Company’s work to replace its traditional low voltage lines with twisted cable, the replacement of electricity poles and pylons, changing insulation and lightening conductors and the replacement of medium voltage lines. Endesa Natural Surroundings Bolonia Real Estate was established by ENDESA in 2005 to implement a new model for management of its property assets. Bolonia, in line with ENDESA’s sustainability policy is committed to the recovery of valuable ecological areas, such as former rubbish dumps, mines, hydraulic resources and agricultural substrata. The aim is also to add value to the land once its original use has been restored beyond simply dismantling the facility that had occupied the site until then. Some of these sites are ideal places to develop scientific and environmental projects, to recover the native flora and fauna, encourage environmental education and promote nature studies. In these areas, land drainage, agriculture, reforestation and lowimpact renewable energy projects are identified for subsequent development; one such project is at Bélmez, where former rubbish dumps are to be replaced by a photovoltaic energy plant, or other sites where agreements have been negotiated with environmental organisations. Based on the experience of Bolonia Real Estate, the Company has launched the Endesa Natural Surroundings Project, through which it an in-depth identification of spaces and land is being carried out, the most suitable uses are being studied and models for the development of land and environments are being developed with a view to assuring the creation of long-term local value and wealth, living emphasis to policies and practices that are conducive to responsible socio-environmental management. The initiatives to be developed within the framework of Endesa Natural Surroundings include: • Landscaping actions and those improving the ecological value of land. • Promotion of ecological environmental studies, flora and fauna censuses. • Locating possible sites for low-impact renewable-energy facilities. Bio-energetic crops/biomass. Over 20 million euros spent on protection of bird life in 2005 in Spain endesa 05 84/85

Among the actions planned for environmental recovery of the land occupied by the As Pontes mining complex, of particular note is the restoration of the exterior rubble tip and treatment of the mining seam, a total surface area of 2,300 hectares.Work on the restoration of the tip will begin in 1982 and will be totally finished in 2006. This will create an area of 1,150 hectares of diverse vegetation, as well as 69 kilometres of paths and 55 of canals. The mine ceased operation in December 2007, with the project adopted by ENDESA to transform the mine seam into a lake 8 square kilometres in size —with a maximum depth of 200 metres and a volume of 540 cubic metres— commencing immediately afterwards. It is estimated that the lake will be completely filled in four years. Protection of spaces surrounding facilities ENDESA tries to ensure that its activities are compatible with the natural resources of the environments in which it operates, paying particular attention to especially valuable resources. Its initiatives in this area target the preservation of ecological water resources at its hydroelectric plants and impact on birds, vegetation and the landscape at its distribution and generation facilities, especially when the latter are located in protected areas. These actions are mainly focused on areas surrounding hydroelectric facilities, both in the case of landscape integration —such as the area surrounding the hydroelectric generation facilities in the region of Vall Fosca in the periphery of the Aigüestortes i Estany de Sant Maurici national park in Spain— as well as in the case of emptying of reservoirs. Numerous studies have been carried out into the consequences of emptying reservoirs, including an analysis of the environmental impact caused by emptying the Sallente reservoir and the subsequent environmental monitoring. The simultaneous planning for the technical and environmental aspects of emptying this large reservoir meant that the environmental fall-out was minimal, resulting in a high level of social and administrative acceptance for the project. The energy-distribution business can generate such environmental effects as landscape impact (on both natural and urban environments) and on wild birds — electrocution, collision and nesting), as well as fire risks. As a result, activities in this business line, relating to both new lines and existing lines, involve burying lines underground, implementing measures to prevent birds from colliding with, being electrocuted by, or nesting on power lines, and reducing fire hazards by maintaining safety distances. Additionally, thermo-graphic inspections are constantly being carried out (flying over the power lines with a helicopter equipped with infrared cameras) to check the lines for any overheating which cannot be seen with the naked eye and which could cause an incident in the future. This is one of the most efficient methods to safeguard the network. It is worthy to highlight the Company’s work to replace its traditional low voltage lines with twisted cable, the replacement of electricity poles and pylons, changing insulation and lightening conductors and the replacement of medium voltage lines. Endesa Natural Surroundings Bolonia Real Estate was established by ENDESA in 2005 to implement a new model for management of its property assets. Bolonia, in line with ENDESA’s sustainability policy is committed to the recovery of valuable ecological areas, such as former rubbish dumps, mines, hydraulic resources and agricultural substrata. The aim is also to add value to the land once its original use has been restored beyond simply dismantling the facility that had occupied the site until then. Some of these sites are ideal places to develop scientific and environmental projects, to recover the native flora and fauna, encourage environmental education and promote nature studies. In these areas, land drainage, agriculture, reforestation and lowimpact renewable energy projects are identified for subsequent development; one such project is at Bélmez, where former rubbish dumps are to be replaced by a photovoltaic energy plant, or other sites where agreements have been negotiated with environmental organisations. Based on the experience of Bolonia Real Estate, the Company has launched the Endesa Natural Surroundings Project, through which it an in-depth identification of spaces and land is being carried out, the most suitable uses are being studied and models for the development of land and environments are being developed with a view to assuring the creation of long-term local value and wealth, living emphasis to policies and practices that are conducive to responsible socio-environmental management. The initiatives to be developed within the framework of Endesa Natural Surroundings include: • Landscaping actions and those improving the ecological value of land. • Promotion of ecological environmental studies, flora and fauna censuses. • Locating possible sites for low-impact renewable-energy facilities. Bio-energetic crops/biomass. Over 20 million euros spent on protection of bird life in 2005 in Spain endesa 05 84/85

In 1998 ENDESA created the San Ignacio del Huinay Founation in collaboration with the Pontificia Universidad Católica de Valparaíso (Chile). The foundation owns land of almost 35,000 hectares located in the area of Hualaihué in the Chilean lake district. It extends between Comau or Leptepu fjord in the province of Palena and borders Argentina. The area is home to a small community comprising several families, with a total of some fifty people, who live mainly off fishing and are relatively isolated from any cities and thus also from the resources necessary to develop trade or activities other than those related to basic subsistence. Since the foundation was created it has channelled over three million dollars of investment in infrastructure and support for scientific research. The location is in rich virgin forest, with abundant tree and herbaceous species, with the proximity of the sea, at Comau Fjord, creating a unique system whose diversity needs to be understood and protected. The marine life in the Comau fjord is representative of the main composition that dominates in northern Patagonia. ‘Benthic’ communities are notable for their great diversity. Among the research carried out by the Fundación Huinay, of particular note is the work carried out by Gunster Forsterra and Verena Haussermann, who after years of research have managed to discover two new species of benthic coral, and whose names reference both Huinay and ENDESA: Caryophyllia huinayensis and Tecthocyathus endesa. Oher activities carried oput by the foundation in 2005 included: • The publication of the book “Los últimos senderos del huemul”, the first publication in Chile on this emblematic species represented on the national shield This is a scientific and technical work which describes the life of the huemul. • Collection and classification of organisms in fjords for the invertebrate guide: two collection expeditions to Isla Chiloé/Islas Guaitecas, together with a group of sponge taxonomists from Brazil and Belgium and to the region of Puerto Edén/Fiordos Témpano and Bernardo • Presence in Washington, D.C. (USA) to present the Protected Marine Area Project to NGOs and the World Bank • Presentation of a molecular phylogenetics project studying anemones at the Smithsonian Institution and Munich State Zoological Collection. • Meetings with fishermen and authorities in the region: Fishermen’s union, Regional Environmental Authority (COREMA), the National Environment Authority (CONAMA) and Coastal Commission. In ENDESA was awarded a prize in the IV European Business Awards for the Environment, in the international cooperation category, for its project for the sustainable development and preservation of the world’s last remaining temperate rainforests, which is being implemented by the Company’s Huinay Foundation, recognising its work in scientific research and conservation of natural heritage. Also, the German university of München Ludwig-Maximilians awarded the Hausserman prize for taxonomy, phylogenetics, fauna and biogeography for discoveries of marine anemones off the coast of Huinay. The Fundación Huinay has discovered two new coral species, named after Huinay and ENDESA Caryophyllia huinayensis Tethocyathus endesa

ENDESA’S COMPLIANCE WITH COMMITMENTS programmes included in such projects, building awareness of the importance of conserving biodiversity. Work has also continued, in close contact with several research groups, to find solutions to halt the presence and growing dispersion of mussels in the aquatic ecosystem of the river Ebro, which is threatening the survival of several protected and endangered species, including Margaritifera. Throughout 2005, information has been compiled and a second monograph prepared on the zebra mussel, in this case dedicated to the presentation and assessment of the different technical and strategic methods to control its growth and eventually eradicate it. An important milestone in this work has been the identification for the first time in Spain of a parasite, specifically a trematode, Phyllodistomum folium, which attaches to the gill of the zebra mussel and whose effects are not yet known on other species. In the area of hydro-electric production, various environmental monitoring works have been carried out with the aim of controlling the effects of work on maintaining facilities on the environment. Due to its technical complexity and environmental determinants, it is worth highlighting the total emptying of Sallente reservoir (Central Pyrenees, Lérida, see above), planned for the regeneration of the waterproof screen of the interior wall of the dam, and planned environmentally, in this case, to conserve the fish stocks resident in the reservoir, including their manual rescue in collaboration with the competent authorities. In Chile the framework of a future cooperative agreement with the Comité pro Defensa de la Flora y Fauna (CODEFF) and la Corporación Nacional Forestal (CONAF) was defined for the protection of a remaining group of no more than 50 huemuls (Hippocamelus bisulcus), an endangered species. ENDESA owns land around Laja lake, an area with an environment that is suitable for the species and neighbours areas protected by CONAF and CODEFF. Environmental management system certification In accordance with the objectives of the Company’s Strategic Plan for the Environment and Sustainable Development 2003-2007 and the Corporate Program for the Implementation of Environmental Management Systems, ENDESA continues with the implementation and subsequent certification of EMS, in accordance with ISO 14001 and the European EMAS Regulation, at the Company’s main facilities (generation, distribution, renewable energies, offices, etc) both in Spain and Portugal and in all other countries where it operates. At the end of 2005, 87% of energy produced by ENDESA’s plants was certified according to ISO 14001. The environmental management systems (EMS) at the following ENDESA generation plants in Spain were certified in 2005: • The Jinamar thermal station (Canary Islands) was UNE-EN ISO 14001 certified. • The coal port terminal at Ferrol was UNE EN-ISO 14001 and EMAS certified. • The Garraf JV - the degasification and biogas energy recovery facility at the Controlled Deposit in the Vall d´En Joan in Barcelona - was UNE EN-ISO 14001 and EMAS certified. The Pego plant in Portugal also received ISO 14001, EMAS regulation and Environmental licence pursuant to the IPCC. In addition, the EMS at the Andorra (Teruel) mining centre underwent an initial audit in preparation for UNE EN-ISO 14001 environmental certification. With regard to the distribution business in Spain, the EMS documentation for the Balearic Islands was prepared and environmental training was given. Implementation of the system began in November. In Aragon the initial phase of diagnosis of facilities was begun, while in Catalonia the first annual review of the ISO 14001 EMS, certified in 2004, was carried out. The implementation of the EMS at the Company’s headquarters in Madrid was completed. The Company plans to certify the rest of its corporate buildings over the next few years. Environmental impact studies Due to the type and nature of ENDESA’s generation and distribution activities, the group is required by law to carry out Environmental Impact Studies in both Spain and Latin America. These studies take into account all the positive and negative impacts a project will have on the surroundings, from the environmental and socioeconomic standpoints. POWER CERTIFIED (Production %) Territory Certified energies: SPAIN AND PORTUGAL 86,69 ENDESA ITALIA 100,00 SNET (FRANCE) 34,48 LATIN AMERICA 91,09 87.27% of the energy produced by ENDESA in 2005 was certified under the ISO 14001 standard

88/89 ENVIRONMENTAL IMPACT STUDIES CARRIED OUT BY ENDESA IN 2005 Facility Project SPAIN Hydroelectric production units Noroeste hydroelectric production unit • Ecological monitoring around the plant through the research agreement with the University of Santiago . DISTRIBUTION Catalonia • 3 high voltage line environmental impact studies .on the L 110 kW Asco-Tortosa, the L 66 KW Figueres-Palau and the L 132 KW Olot-Serinya-Figueres Sud (change of tension from 66 kW to 132 kW ). • Landscape impact studies 6 in the Gerona area, notably: new 25 kW overhead cable at Camino de Turells de Cabanes, improvement of the 25 KW overhead cable between Pau de Seguries and Valle de Bianya, new underground and overhead cable joining Susqueda and Pasteral hydroelectric power stations and a new underground and overground line at Sils in Golf de Caldes. • 6 studies in the Lleida zone :Benos Hydro plant (remobal of the ornamentation of the portico for Benos hydroelectric plant and new construction of CR), New lines at SE Juneda Polígono Les Vernudes, renovation of the Bastus bypass, renovation of the Pueblos Isona bypass, renovation of the udnerground bypass and installation of25 KW overhead cable as far as PT 58.942 Segarra . • 5 studies in the Manresa area, including: Overhead bypass line at 56600 Les Malloles and Odena and Rubió power stations, 25 KW overhead and underground line, offshoot of the CT BI270 overhead bypass line at Rubió, Odena and Castellfollit del Boix power stations, overhead bypass line at CTI Corral de les Malloles at Odena and overhead MT line and new power station at La Flauta tunnel, at Clariana de Cardener power station . • 3 studies in the Tarragona zone: 25 kV overhead line to the new CM 58149 Endener plant, 25 kV Ulldecona line and 25 kV EM Xerta line, Roquetes hydroelectric plant. Andalusia • Central service transmission lines: 40 projects including environmental impact study. • In Badajoz study carried out into the Fregenal substation for the extension of the medium voltage building and 34 Impafossil environmental plan procedures for overhead lines, new or modifications. • In Cadiz, the 66 KW line for supplying the new Valdelagrana substation. • In Cordoba, approval of environmental reports for four medium voltage overhead fuel plants, with another three not yet resolved. • In Granada, studies carried out were: LAMT-RSMT closure of Jete-Otivar, Compliance of LAMT Moclin-P. Lope (Tiena bypass) and LAMT Sub. Huescar-La Puebla line. Fossil-fuel production units • Three studies at Ca’s Tresorer (Baleares), Besós 5 and Foix (Catalonia) combined-cycle plants. • Three studies at diesel plants: Los Guinchos (units 14 and 15) and El Palmar (units 20 and 21) in the Canary Islands, and at the Melilla plant (units 12 and 13). LATIN AMERICA Hydroelectric production units Chile • Environmental impact declarations for Palmucho hydroelectric plant and Ojos de Agua mini-hydroelectric plant were rated environmentally favourable. DISTRIBUTION Codensa • Environmental impact declarations for the construction of the 115 kV line and substation for the PROPAL paper plant (preparation and environmental audit procedure). • Environmental impact declarations for the construction of the REFISAL-FAMILIA 115 KV line and substation and related equipment. • Environmental impact declarations for the construction of the 115 kV regional transmission line for substations Bacatá and Noroeste and related work Chilectra • Environmental improvement study for substations • Approval of environmental impact study for lines: 110 kW Tap Pajaritos, 110 KV Los Almendros/El Salto and 110 KV La Dehesa. Edesur • New substation No. 277 Glew 132/13.2 KV and new delivery and measurement point at 132 KV No. 278 Angeletti • New supply of 132 KV - substation No. 271 Cañuelas • New substation link at Plaza San Martín • New well-type power station - Av. Achaval Rodríguez 1353 • New exits at Pellegrini substation • Extensión to to 2 x 80 MVA at Once substation • Extension to 2 x 80 MVA at Monte Chingolo substation • Extension to 3 x 40 MVA at Perito Merino substation • New well type thermal station - Lima 80 • Renewal of the tri-polar underground substation cable due to repeated failures) endesa 05

ENDESA'S COMPLIANCE WITH COMMITMENTS

ISO-CERTIFIED ENDESA PLANTS IN SPAIN AND PORTUGAL

FACILITY		
SPAIN		PORTUGAL
AS PONTES THERMAL PLANT	JINAMAR THERMAL PLANT	PEGO THERMAL PLANT
TERUEL THERMAL PLANT	CANDELARIA THERMAL PLANT	
ALMERIA THERMAL PLANT	BARRANCO DE TIRAJANA THERMAL PLANT	
ALCUDIA THERMAL PLANT	GRANADILLA THERMAL PLANT	
MELILLA DIESEL PLANT	EL PALMAR THERMAL PLANT:	
CEUTA DIESEL PLANT	LLANOS BLANCOS THERMAL PLANT:	
MAHÓN THERMAL/DIESEL PLANT	EL FERROL THERMAL PLANT	
IBIZA THERMAL/DIESEL PLANT	ANDORRA MINE	
BESOS COMBINED CYCLE PLANT	GARRAF JOINT VENTURE	
SAN ROQUE COMBINED CYCLE PLANT	ASCÓ NUCLEAR PLANT	
TARRAGONA COMBINED CYCLE PLANT	VANDELLÓS NUCLEAR PLANT	
LOS BARRIOS THERMAL PLANT	CATALONIA DISTRIBUTION AREA	

THE ANDORRA MINING COMPLEX (TERUEL) AWARDED THE ISO 14001 INTERNATIONAL ENVIRONMENTAL MANAGEMENT CERTIFICATE

The Andorra mining complex (Teruel), owned by ENDESA, has obtained the environmental certification according to Regulation UNE-EN ISO 14001:2004, accrediting it to be environmentally friendly. It is the first open pit coal mine in Spain to receive this certificate.

AENOR, the Spanish Standards and Certification Association, is the organisation responsible for checking the efficiency of the complex's Environmental Management System.

The certificate covers the activities carried out at the Corta Gargallo and Corta Gargallo Oeste mines, which in 2005 produced 375,000 and 620,000 tonnes of coal respectively.

In the European electricity business, Endesa Italia has certified 100% of its facilities under ISO 14001. This certification is complemented with EMAS certification for all thermal generation centres.

ENDESA ITALIA'S FIUME SANTO (SARDINIA) PLANT OBTAINS EMAS ENVIRONMENTAL CERTIFICATION

This prestigious EU environmental-management certificate guarantees the application of environment-friendly management practices. Six of Endesa Italia's seven generation facilities are certified under EMAS.

The award of this certificate to Fiume Santo power station demonstrates the level of Endesa Italia's commitment to the environment, a commitment that affects not only the company's production activities at its plants but also the involvement and awareness of its personnel in these matters.

The sensitive location of the Fiume Santo plant in the Golfo dell'Asinara nature reserve in Sardinia makes the granting of this international accreditation even more impressive. It also represents a clear commitment for the future, since it calls for constant improvement that is monitored regularly by the same certifying organisation.

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With regard to environmental management in France, Snet has begun the implementation of the EMS at its power stations.

In Latin America, the EMS implementation process being led by Endesa Chile at the Company's generation facilities was ongoing and 47 power stations in Argentina, Brazil, Chile, Colombia and Peru were ISO 14001 certified.

Chilectra became the latest of ENDESA's Latin American distributors to receive envir onmental certification, bringing the ISO-certified amount of distributed electricity in the region to 76%. The Brazilian utilities, Ampla and Coelce also began implementation during the year.

ISO-CERTIFIED ENDESA PLANTS IN LATIN AMERICA

Chile		Colombia	Argentina	Peru
PEHUENCHE THERMAL PLANT	SAN ISIDRO THERMAL PLANT	LA GUACA HYDRO PLANT	COSTANERA THERMAL PLANT	CHIMAY HYDRO PLANT
CURILINQUE HYDRO PLANT	RAPEL HYDRO PLANT	EL PARAÍSO HYDRO PLANT	DOCK SUD THERMAL PLANT	CALLAHUANCA HYDRO PLANT
LOMA ALTA HYDRO PLANT	SAUZAL HYDRO PLANT	BETANIA HYDRO PLANT	EL CHOCÓN HYDRO PLANT	HUAMPANÍ HYDRO PLANT
CIPRESES HYDRO PLANT	SAUZALITO HYDRO PLANT	GUAVIO HYDRO PLANT	ARROYITO HYDRO PLANT	HUINCO HYDRO PLANT
ISLA HYDRO PLANT	LOS MOLLES HYDRO PLANT	MARTÍN DEL CORRAL FOSSIL-FUEL PLANT		MATUCANA HYDRO PLANT
TARAPACÁ HYDRO PLANT	ABANICO HYDRO PLANT			MOYOPAMPA HYDRO PLANT
ATACAMA THERMAL PLANT	ANTUCO HYDRO PLANT			YANANGO HYDRO PLANT
PANGUE HYDRO PLANT	EL TORO HYDRO PLANT			SANTA ROSA FOSSIL-FUEL PLANT
TALTAL THERMAL PLANT				MALACAS THERMAL PLANT

ENDESA'S COMMITMENT TO THE GLOBAL COMPACT - ENVIRONMENT

ENDESA has identified the potential environmental impact of its activities, and so carries out actions enabling it to take preventative and proactive measures to conserve the surroundings of its facilities, businesses and services.

The Company's actions are aimed at complying with the commitment made by ENDESA and its subsidiaries to the UN Global Compact and are fully integrated into its sustainability policy — specifically principle 7: "maintain the preventative focus in support of the environment" and 8: "favour initiatives which promote greater environmental responsibility. Principle 9: "the development and dissemination of environmentally friendly technologies", although related to the environment, is dealt with specifically in the chapter of this report devoted to energy efficiency.

ENDESA guarantees that its projects are compatible with its surroundings and applies effective measures to minimise the impact that its development might generate.

ENDESA actively encourages standardisation of know-how on environmental aspects among its personnel, as well as its adequate implementation throughout the organisation.

Likewise the Company establishes mechanisms for dialogue and communication with local communities on environmental responsibility.

ENDESA encourages its suppliers and contractors to comply with its environmental policy and explicitly demonstrate their commitment to it.

ENDESA defines sustainability indicators, which are communicated publicly to stakeholders, for example promotion of environmental responsibility.

ENDESA is committed to the development and use of clean technologies which preserve the natural surroundings, through the efficient use of resources and increase in re-utilisation of waste or final storage.

In short, ENDESA wakes constant active efforts to improve its operations, fostering the conservation of our surroundings and improving the quality of life of the communities that live in the environments where our facilities are located or the markets where ENDESA is present.

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ENDESA'S COMPLIANCE WITH COMMITMENTS


endesa generación

COMMITMENT TO EFFICIENCY

ENDESA is aware that it uses very valuable natural resources and that the industrial processes characteristic of our activities inevitably affect the environment. That is why the Company endeavours to use the cleanest and most efficient technologies available and to direct our research and technological innovation capability towards reducing these effects locally and globally and increasing energy savings.

*Technology & Innovation, a **permanent**, **relevant** activity in the history of the **Company***

IMPROVED EFFICIENT USE OF RESOURCES

EFFICIENCY AT ENDESA'S THERMAL POWER PLANTS IN SPAIN (%)

	2005	2004	2005 vs 2004
COAL-FIRED FOSSIL-FUEL PLANTS	35.66	36.1	−0.44
FUEL-GAS-FIRED FOSSIL-FUEL PLANTS	33.79	32.4	+1.39
COMBINED-CYCLE FOSSIL-FUEL PLANTS (NATURAL GAS)	55	53.2	+1.8

EFFICIENCY AT ENDESA ITALIA'S THERMAL POWER PLANTS* (%)

	2005	2004	2005 vs 2004
COAL-FIRED FOSSIL-FUEL PLANTS	38.3	39.3	−1
FUEL-GAS-FIRED FOSSIL-FUEL PLANTS	42.3	39.4	+2.9
COMBINED-CYCLE FOSSIL-FUEL PLANTS (NATURAL GAS)	51.8	49.3	+2.5

* Endesa Italia's boilers can burn several different fuels.

EFFICIENCY OF THE THERMAL POWER PLANTS AT SNET-FRANCE (%)

	2005
COAL-FIRED FOSSIL-FUEL PLANTS	34.0*

* Snet only has coal-fired plants

EFFICIENCY OF ENDESA'S THERMAL POWER PLANTS IN LATIN AMERICA (%)

Activity	2005	2004	2005 vs. 2004
COAL-FIRED FOSSIL-FUEL PLANTS	36.17	35.1	+1.07
FUEL-GAS-FIRED FOSSIL-FUEL PLANTS	33.94	35.1	−1.16
COMBINED-CYCLE FOSSIL-FUEL PLANTS (NATURAL GAS)	48.62	53.4	−4.78
OPEN-CYCLE THERMAL POWER PLANTS (GO AND FO)	23.95	31.3	−7.35

On-going efficiency improvement plan

In 2005 ENDESA create the Novare awards for technological innovation

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92/93 Efficiency is a key objective for ENDESA, leading to a continuous improvement process In 2005 ENDESA worked on the standardisation, certification and harmonisation of reading equipment (HV & LV), substations, the use of new SF6 and hybrid technologies, 66 kV chambers, and the standardisation of underground HV lines. Research also continued into the remote management of reading and communications equipment, the role of PLC (power-line communications) in remote management, the Medium Voltage Remote Control Network and Remote Access, adaptation of remote control technology, the incorporation of PLC into remote-controlled access, and access to inter-communicating equipment and broadbandcarrying waves. Other efficiency-related initiatives included the continuation of the DIANA project (real time functions installed at customers’ homes), the ALMA project (designed to boost meter reading management in order to improve quality and communication with suppliers), providing simpler access for external partners to the Company’s IT systems, a system for forecasting non-technical losses and a device for detecting electricity fraud by measuring current differentials. FUEL CONSUMPTION The following tables show the fuel consumption at ENDESA's thermal power plants in Spain, Italy, France and Latin America in 2005. ENERGY CONSUMPTION DURING ELECTRICITY PRODUCTION Every electrical utility consumes energy through electricity production and distribution activities. Electricity-production efficiency is not only linked to fuel consumption, but also related to the rational and efficient use of electricity, and therefore to using this resource responsibly and efficiently. ENDESA offers its customers advice on the rational use of energy. The following two tables show the energy used by the Company to produce and distribute electricity in 2005, broken down by activity and geographical area. ENERGY CONSUMPTION BY ENDESA IN SPAIN (GWh) Activity 2004 2005 FOSSIL-FUEL PRODUCTION UNITS 6,135 2,538 COAL-FIRED FOSSIL-FUEL PLANTS 5.399 1,534 FUEL-GAS-FIRED FOSSIL-FUEL PLANTS 729 798 COMBINED-CYCLE FOSSIL-FUEL PLANTS 7 206 HYDROELECTRIC PRODUCTION UNITS 1,017 18 NUCLEAR GENERATION 1,107 N.A. ECYR (1) 5 10 DISTRIBUTION 47 0.11 (1) Facilities of Endesa Cogeneración y Renovables (ECYR). Data corresponding to ENDESA’s stake. FUEL CONSUMPTION IN LATIN AMERICA 2003 2004 2005 FUEL OIL (kt) 44 341 377 NATURAL GAS (millions of m3) 2,771 4,347 4,182 COAL (kt) 329 315 442 GAS OIL (thousands of m3) 15 62 17 FUEL CONSUMPTION AT SNET 2003 2004 2005 FUEL OIL (thousands of tons) — — 10 NATURAL GAS (thousands of m3) — — — COAL (thousands of tons) — — 9,538,615 GAS OIL (thousands of tons) — — 0.139 FUEL CONSUMPTION BY ENDESA ITALIA Fuel 2003 2004 2005 FUEL OIL (thousands of tons) 1,482 901 695 NATURAL GAS (millions of m3) 1,483 1,997 2,600 COAL (thousands of tons) 1,257 2,169 2,221 GAS OIL (thousands of tons) 6 5 6 ORIMULSION (thousands of tons) 430 13 2 FLOUR OF ANIMAL ORIGIN (thousands of tons) 46 40 67 FUEL SUPPLY IN SPAIN, INCLUDING ENDESA’S PRODUCTION, IN THOUSANDS OF TONS 2004 2005 % Chg DOMESTIC COAL 10,959 10,712 -2.25 IMPORTED COAL 10,698 10,570 -1.20 OIL COKE 411 639 55.47 LIQUID FUEL 2,753 3,006 9.19 NATURAL GAS (millions of m3) 1,393 1,896 36.11 Efficiency

ENDESA'S COMPLIANCE WITH COMMITMENTS

ENERGY CONSUMPTION BY ENDESA ITALIA (GWh)		
Activity	2004	2005
FOSSIL-FUEL PRODUCTION UNITS	1,310	1,251
HYDROELECTRIC PRODUCTION UNITS	29	—

ENERGY CONSUMPTION OF SNET-(FRANCE) (GWh)		
Activity	2004	2005
FOSSIL-FUEL PRODUCTION UNITS	—	10

ENERGY CONSUMPTION BY ENDESA IN LATIN AMERICA (GWh)		
Activity	2004	2005
FOSSIL-FUEL PRODUCTION UNITS	695	675
HYDROELECTRIC PRODUCTION UNITS	179	217
DISTRIBUTION	55	67

WATER CONSUMPTION

ENDESA manages water sustainably by making rational, efficient use of this basic resource.

This is achieved primarily through initiatives to improve facilities, optimize the operation of water systems and equipment, reduce leaks by waterproofing, and recycle water.

ENDESA's hydroelectric production units generally harness rather than consume water, since the water is returned to its source without losses and maintaining the same physical and chemical conditions that it had originally.

WATER CONSUMPTION BY ENDESA IN SPAIN AND PORTUGAL (Thousands of m^3)		
Activity	2004	2005
FOSSIL-FUEL PRODUCTION UNITS	62,401	53,602
COAL-FIRED FOSSIL-FUEL PLANTS	60,814	51,491
FUEL-GAS-FIRED FOSSIL-FUEL PLANTS	1,311	1,943
COMBINED-CYCLE FOSSIL-FUEL PLANTS	276	167
NUCLEAR GENERATION		1,842
ECYR (1)	34	118
MINING	1,451	—
DISTRIBUTION	0.3	109

(1) Facilities of Endesa Cogeneración y Renovables (ECYR). Data corresponding to ENDESA's holding.

WATER CONSUMPTION BY ENDESA ITALIA (Thousands of m^3)		
Activity	2004	2005
FOSSIL-FUEL PRODUCTION UNITS	16,000	12,850

WATER CONSUMPTION BY SNET-FRANCE (Thousands of m^3)		
Activity	2004	2005
FOSSIL-FUEL PRODUCTION UNITS		27,470

WATER CONSUMPTION BY ENDESA IN LATIN AMERICA (Thousands of m^3)		
Activity	2004	2005
FOSSIL-FUEL PRODUCTION UNITS	1,969,586	2,074,811
DISTRIBUTION	0.4	0.5

TECHNOLOGY AND INNOVATION

ENDESA has taken on board the growing relevance of technology and innovation (T&I) as a driving force for sustainable energy growth and to leverage the development of our non-tangible assets, talent and technical knowledge. This is why the Company constantly makes intensive efforts in this field in order for T&I activities to contribute towards responding to the technical challenges that our business faces, especially in quality, efficiency, growth and the environment, to serve our customers.

ENDESA's T&I model is an open one and, in addition to involving all the businesses' technical areas in each country in which it operates, the Company extends its reach to include suppliers, as well as organisations, universities and R&D centres worldwide.

ENDESA's commitment to technology and innovation (T&I) initiatives is underscored by its activity in this area in the past in a manner harmonious with its vision and mission.

The Company's T&I initiatives and activities are organised into the following categories:

- *Generation:* Technologically advanced and efficiency optimized power generation.
- *Environment and sustainability:* a responsible and sustainable response to environmental challenges.
- *E-business:* a new step forward in technical processes, in-house and in relation to customers.
- *ENDESA network factory:* an active and intelligent network to meet a growing and complex demand in which power facilities are

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94/95 integrated with communication facilities, sensors, real-time performance, protections, etc. • Cliente-Innova: a set of new products, services and channels around the kWh for Company customers. • E3: knowledge management: “ENDESA: E3 energy school”: excellence in technical expertise and collaboration with Universities. The approach to all of the above activities involves a variety of technical perspectives: engineering, technology, research, development, innovation and technical training. GENERATION: ENERGY TECHNOLOGY. ENDESA and its CIRCE Foundation (Zaragoza) are active leaders as the only Spanish representatives of the European technology platform, Zero Emissions Fossil Fuel Power Plants, whose purpose is to promote clean coal-fired generation in to facilitate the renewal and extension of current fossil fuel resources. In addition, the Company leads the CENIT CO2 (the national strategic consortium for technical research into CO2) within the national INGENIO 2010 program, coordinating the initiatives of 33 research companies and organisations, with a Euro 27 million budget for the next 4 years. Noteworthy generation-related initiatives in which ENDESA was involved in 2005 included: • Analysis of the performance of SO2 absorber mixtures in the desulphurization of combustion gases (pilot facility at AICIA, Seville University). • Development of a carbonates analyzer, currently in the testing phase at the gas desulphurization unit at group 3 of the Compostilla plant. • Development of an 800MW supercritical fluid bed and conversion of several boilers to new types of fuel, with a view to improving efficiency and reducing CO2, SO2 and NOx emissions. • Dynamic boiler fluid simulations at the As Pontes and Compostilla plants, 4 and 5. • Distributed generation programme using fuel cells in association with IDATECH and EPRI PEAC, with the aim of enhancing service quality. The project’s key aim is to demonstrate the improvement in the quality of the supply. Endesa Generation has patented the system for controlling the distributed generation system with the improved quality of the power network service. • Several market tool projects such as the integrated system for forecasting secondary regulation bandwidth, the medium and long term water management model, the simulation model for electricity markets, the internet portal designed to supply climatic rainfall information to aid the management of hydro supply nationwide and a model to predict forward curves. In 2005, ENDESA acquired a stake in Green Fuel Corporación S.A., a company which aims to become the leading producer of bio-diesel in Spain. The Company also continued its research into the use of bio-diesel as an alternative to heavy fuel oil in the alternative internal combustion engines used in electricity generation. Biodiesel: stake in Green Fuel Corporation ENDESA leads the Spanish CO2 Platform, set up in 2005 ENDESA PRESENTS ITS INNOVATION-MANAGEMENT MODEL IN ZARAGOZA The presentation took place within the framework of the Annual Technical Seminar held by the Spanish Confederation of Savings Banks (COAS), a body for cooperation between Spain’s 46 Confederated Savings Banks. The model is now in the processes of being granted the UNE 166002 Standard certificate, which will make ENDESA the first Spanish utility company to obtain that recognition from the Spanish Association for Standards and Certification (AENOR). ENDESA is committed to the promotion of Seminars related to improved efficiency and innovation ENDESA AWARDED THE AUTELSI 2005 AWARD TO THE BEST TECHNOLOGY INNOVATION INITIATIVE At its annual meeting, the Spanish Association of Telecom and Information Society Users (AUTELSI) awarded ENDESA’s Management Model as the Best Technological Innovation initiative. AUTELSI represents telecom and information technology professionals. The Association’s award was granted for ENDESA’s innovation management model as such, and also for the effort put into its design and implementation in a short period of time, which involved setting up very diverse initiatives, tools and activities in every geographical and business area.

ENDESA’S COMPLIANCE WITH COMMITMENTS In the field of renewable energies, the Company has continued its R&D activities in Spain in the field of photovoltaic solar energy applications at fossil fuel plants and the use of high temperature thermal solar energy in electricity generation. ENDESA has also signed an agreement with Indra and the Polytechnic University of Madrid to design a European wind forecasting system to develop wind farm production. Other 2005 generation-related initiatives include the online measurement of coal’s quality parameters, co-combustion of biomass in coal-fired boilers, an emergency system for dams and a monitoring and diagnostics centre for production units. The development of a series of projects begun in 2004 also continued, the most noteworthy of which are listed below: • Conversion of several boilers (As Pontes, Mofarcone) into new types of fuel, improving efficiency and lowering CO2, SO2 and NOx emissions. • A detailed study of the use of bio-diesel as an alternative to Heavy- Fuel oil (H.F.O.) in reciprocating internal combustion engines (RICE) for existing power generation in the system outside of the Iberian peninsula. • Development, experimentation and production with bio-mass, in gasification projects and combustion together with coal. Use of flour and ash at the Mofalcone station. • A generation project distributed through fuel cells in association with IDATECH and EPI PEAC. The project’s key aim is to show the improvement in supply quality. • Study and development of photovoltaic solar energy applications at current thermal power plants. Twelve permanent solar facilities will be set up, 11 with 100kWp and one with 50kWp, providing 1,150kWp of power in all. • Feasibility studies of floating and off-shore gasification plants. Endesa Red quality, efficiency and conserving the environment PRESENTATION OF TECHNOLOGICAL STRATEGIES FOR CLEAN GENERATION AT THE ROYAL SPANISH ENGINEERING ACADEMY Academics and personalities from the worlds of science and industry attended the event, which evidenced Spain’s current high scientific and technological standing. It also provided an opportunity to go deeper into a series of new technologies that are being experimented on a global scale to rise to the challenge of sustainable use of fossil fuels such as oxy-combustion, high-efficiency coal gasification, combustion under supercritical conditions, CO2 transportation and storage, usage of low temperature sources of heat, and absorption/adsorption systems, among others. 05 endesa ENDESA’S COMPLIANCE WITH COMMITMENTS This initiative will enable the plant to become considerably more competitive, continuing to generate electricity at comparatively low prices. Work on the project will continue into the first half of 2008, requiring over 2.6 million work hours. The project also envisages the construction of a new terminal at the port of Ferrol, where the coal to be consumed at the plant will be unloaded. The berth will have room for ships of up to two thousand metric tons. ENDESA has already begun to dismantle the elements to be changed from the interior of the boiler for the first unit at the power station. With this conversion, which means the investment of Euro 275 million, the plant will gain in environmental efficiency and enhanced performance, extending its useful life another 25 years. The electrostatic filters have been enlarged, certain parts of the boiler and turbine have been replaced and the overall facilities have been upgraded. This has increased the unit's performance by 7%, lowered the plant’s unavailability index and reduced operating and maintenance costs. The environmental advantages are considerable. Once converted, the plant will lower its sulphur dioxide emissions by 95.5%, of nitrogen oxide by 16.5% and of particles by 54.5%. Carbon dioxide will be 9.5% lower, due improved unit performance, and the reduction in ash will also be dramatic, since 92.8% less of it will be produced. Conversion of the facility involves 500 direct and another 1,000 indirect jobs, while construction of the port facility creates 100 direct and 250 indirect jobs. A workforce of 268 employees will be in charge of the normal operation of the As Ponte plant’s production unit, with the support of another 500 people. Dockside tasks will call for the creation of 220 jobs. CONVERSION OF THE AS PONTES THERMAL

96/97 INNOVATION OF ENDESA’S DISTRIBUTION NETWORKS ENDESA’s T&I network initiatives aim to improve the customers’ quality experience via specific environmentally-friendly projects or measures designed to enhance efficiency and so freeing up resources to improve the Company’s networks. Accordingly, the T&I strategy for distribution is focused on three vectors: quality, efficiency and the environment Within this context, ENDESA headed the creation of the CENIT-DENISE (Intelligent, Safe and Efficient Electricity Distribution Networks) consortium, in which twelve companies from the electricity sector and seven research centres in Madrid, Aragon, Andalusia and Catalonia participate. The consortium has planned its R&D activities for the next four years for which it has a budget of close to Euro 30 million. ENDESA has reinforced its new generation network strategy by transforming its Endesa Net Factory subsidiary with the incorporation of the Endesa Network Factory, whose purpose is to support and directly develop distribution research and promotion activities. It will take over the secretariat of the Spanish Networks Platform and the PUA (PLC Utilities Alliance), also supporting Suppliers’ Circle activities. ENDESA is a founding partner of the Spanish Hydrogen Association ENDESA CREATED THE NOVARE AWARDS IN 2005 ENDESA’s Novare Energy awards target researchers and work teams within the international scientific and business community, as well as all the Company’s employees. They aim to promote the development of RDI projects in scientific areas of interest in line with ENDESA’s Technology and Innovation strategy; to encourage the enterprising spirit across the entire energy value chain; and to meet society’s energy and environmental needs. The prizes will be divided into three separate categories: • Best Idea for Distribution • Best Idea for Generation • Best Idea for New Products and Services • Best Idea for Corporate Service Areas • Best Idea for Innovation In this way, Novare is envisaged as a permanent programme where anyone interested, from inside our outside the Company, can submit their ideas and proposals for innovation on an ongoing basis, either individually as a joint proposals. Internally, the mission of Novare is to foster creativity and channel the knowledge and experience of those who work for ENDESA and its holdings, giving them an opportunity to submit innovative solutions that could be developed and implemented with a positive impact on the Company’s results. ENDESA is a founding partner of the Spanish Hydrogen Association DS2, A COMPANY IN WHICH ENDESA HOLDS A STAKE, PRESENTS THE “DIGITAL HOME”, BASED ON PLC TECHNOLOGY, AT THE INTERNATIONAL ELECTRONICS FAIR The Spanish company Diseño de Sistemas en Silicio (DS2), a world leader in supplying power-line communications technology (PLC) chips, in which ENDESA holds a stake, has presented cutting-edge new technology in this field. This technology offers the fastest speed and best quality of service on the market, so that PLC services can reach every room in a building with no need for construction work or cables; just by plugging into an mains socket, and at higher speeds than other technologies are capable of. The DS2 chip, which won the award for the best design in semiconductors at the same fair, is already being incorporated into products manufactured by at least 15 leading international brands.

ENDESA’S COMPLIANCE WITH COMMITMENTS ENVIRONMENT AND SUSTAINABILITY ENDESA is a member of the European theme network, CO 2 NET financed by the European Union’s Sixth Framework Program (FP6), for the capture and storage of CO 2. The network has 64 members to date and 11 partners in more than 18 countries In addition, the Company is a founding partner of the Spanish Hydrogen Association together with another 33 companies, 17 R&D centres and public organisations as well as the Foundation for the Development of New Hydrogen Technologies in Aragon, in collaboration with 28 other companies and institutions. The most significant environmental and sustainable development initiatives carried out in 2005 include: • In the areas surrounding the Meriama and As Pontes power stations, the EU regulations on the protection of forested land against atmospheric pollution continued to be followed, with several additional studies, such as branch analysis, analysis of the forest bed, etc., in order to compile as much information as possible about the sources of forest damage. • CECA NoDioxCom project to design and develop ongoing monitoring for heavy metals, especially mercury. • Study of oxy-fuel combustion techniques in collaboration with the National Coal Institute (INCAR) of Oviedo. • Joint evaluation with the CSIC (Centro Superior de Investigaciones Científicas) of the application of carbonisation-calcination processes to capture CO2. • Studies on the biological fixing of CO2 by means of algae cultivation, in collaboration with the University of Almería. • Evaluation and analysis of the behaviour of Hastelloy C22, superduplex UR52N+ and ASI 317LMN materials in gas desulphurisation. • The European Cluster Pilot Project for the integration of RES into the European energy sectors to produce hydrogen from wind power. • Research into alternatives for chlorine in production systems. • Participation in the National Forum for Sustainable Architecture organised by ANAVIF and in the Forum for Energy Efficiency and Alternative Energies. ENDESA has also conducted research into the development and application of low loss transformers in the distribution network (the European SEEDT project), a system for forecasting MV technical losses and dielectric rings and protectors to minimise the environmental impact of bird contact or perching on conductors or utility poles. The Company also signed an agreement with Madrid Polytechnic University to create the Endesa Energy Innovation Network professorship that will specialise in training, research and the dissemination of scientific knowledge in the area of energy innovation in the electricity sector. Its first activities included a series of conferences on distributed energy and static converters. E-BUSINESS ENDESA is firmly committed to implementing best of-breed technologies to enhance efficiency, reliability and availability. Some of the key initiatives for 2005 are: • Mobility Plan: to establish mobility in medium and low tension incident management. • On-demand operation: system operation streamlining via a flexible outsourcing model. • Software factory: optimization and implementation of sole suppliers and specialised suppliers through a software development line. • New demand scenarios: review and optimization of demand prediction, including new parameters in the model. • Improvement in the optimization and reliability of the MT network. • Review and implementation of new help functions for MT planning, including support from staff with a university degree, network optimization, identification of remote control points, etc. • Cutting and re-establishing the supply: new visualization of the process by collection management and a simulation of emergency situations. • Review and optimization of in-house processes related to basic activities, particularly in regards to improving the quality and efficiency of the hiring-reading-billing cycle. ENDESA is firmly committed to implementing best-of-breed technologies to enhance efficiency, reliability and availability 05 endesa ENDESA’S

98/99 QUALITY In the field of topology developments, ENDESA led research into new high capacity conductors, the impact of new generation technologies on the distribution network —solar plants,
98/99 QUALITY In the field of topology developments, ENDESA led research into new high capacity conductors, the impact of new generation technologies on the distribution network —solar plants, wind support, fuel cells, mini co-generation— and new underwater connection technology designed to enhance service quality and reliability and to optimise the MV network. Initiatives by the Company to boost performance included research into the use of polymer materials, grounding structures, monitoring of substation parameters, the use of synthetic oils in high voltage (HV) transformers and the anticipation of faults and breakdowns on the MV network via Power Line Communications (PLC) technology. To improve incident-response the Company has launched a mobility plan to speed up incident management and tested a new GPRS PDA was tested, equipped with GPS technology with access to SDE modules. The automation of the MV network was also extended. E3: KNOWLEDGE MANAGEMENT ENDESA believes the management of our professionals’ intellectual capital, talent and other intangible assets is vital, and seeks to integrate and coordinate the way in which our employees attain and manage their knowledge, regardless of geographical, organisational or cultural barriers. To this end, the “E3: Endesa Energy Education” was set up in 2005 with the mission to increase employees’ ability to share and generate knowledge and innovation. The most noteworthy projects and activities undertaken by E3 in 2005 include: • Creation of the E3 Management Committee in Spain and Latin America and the implementation of ENDESA’s network of innovators (15X15 Network). • Design and inauguration of an Emeritus Faculty at ENDESA’s Corporate University. • Creation of a new Chart of Critical Business Capabilities and on a parallel basis the design of the Endesa Technical Expert Career aimed at unlocking potential among operating personnel. • Creation of the Novare Prizes for Energy R&D targeting employees from all ENDESA companies as well as from external organisations and individuals. • Design of a Masters degree in Energy with ICAI in Spain and the Universidad Pontificia Católica de Chile. • T+I launch seminars in Latin America and the appointment of T+I coordinators by business and country (the CreaChilectra and Ampla projects). • Signing of framework agreement with ICAI to expand on the agreement signed in 1995 and incorporation of E3. In addition, ENDESA unveiled its T+I strategy at the conference of Spanish university chancellors held in April and, as mentioned above, at the annual technical seminars held by the confederation of Spanish savings banks in October. Finally, an agreement was signed with Madrid Polytechnic University and the DMR Foundation to create a Professorship for the Improvement of IT Processes and another was signed with the regional government of Aragon to foster RDI activities. As an example of the initiatives undertaken by ENDESA’s holdings, Endesa Chile’s activities in 2005 included: • An electronic survey on innovation, through the Endesa Chile Campus, in which 80.4% of the employees took part. The results served to prepare an action plan to reformulate the Innovation and Creativity Programme. • 228 proposals were received in the framework of this programme, and awards were given to the best ideas submitted. • In November the seminal “Stategic Innovation Management” was held, for senior company executives to share the current importance of innovation for the strategies and competitiveness of businesses. “CHILECTRA CREA” INNOVATION SYSTEM The distribution company Chilectra, in which ENDESA holds a controlling stake, has carried out several activities to meet its commitment to innovation and energy efficiency, both within the company and with its customers: An innovation system called “Chilectra Creates” was developed and implemented, with the aim to promote an innovation culture within the company to generate more growth and profitability through new products and services. The system allows employees’ creative skills and innovation potential to be used permanently, making innovation a daily practice. Over the course of the year, 569 ideas were received from 298 personas. The Innovation Committee received 31 project profiles, 12 of which were approved and are now being developed. Setting up a learning community for ENDESA’s 27,000 employees

ENDESA’S COMPLIANCE WITH COMMITMENTS Publication of an innovative exposé entitled Declaration on Bioclimatic Construction CUSTOMERS The projects undertaken in this area seek to tailor ENDESA's services to its customers' needs and lifestyles, paying special attention to efficient energy consumption. It is worthy to highlight the following initiatives in the household sector: • New value-added services in the customer’s home. • The AVANZA Project, which seeks to endow ENDESA with the best infrastructure and know-how for optimising customer marketing, relations and management. • An initiative to model electricity consumption in the residential sector in Catalonia. • Optimisation of energy market segmentation. • Development of advanced techniques and capabilities to manage commercial campaigns. The main initiatives in the new housing segment were: • Launch of a complete advisory service for real estate developers seeking to build sustainable energy-efficient housing. • Inauguration of the BCN Digital Hall, a space dedicated to displaying the latest household technologies within the scope of the Brasilia Project run by La Salle University, an initiative designed to disseminate technological innovations and promote sustainable home construction. • Information seminars targeting real estate developers explaining the new Construction Technical Code and specific sustainable construction developments in Spain. In the corporate customer segment, the Company set up a series of programs for developing control mechanisms and managing energy installations to promote preventative and corrective maintenance in their various applications and uses. In the Large Customer segment, product portfolio management was enhanced via a system with several focus points: establishing customer quality commitments, strengthening internal resources and followup tools, redefinition of supplier relationships via service agreements and the development of new products to allow customers to outsource energy and emissions management services on its premises. SUPPLIERS AND CONTRACTORS ENDESA includes a series of minimum environmental requirements in its contracts that all suppliers and subcontractors must comply with. These minimum requirements include a commitment to meet all effective national, regional, local or in-house environmental standards. In addition, suppliers are obliged, once they have completed their services, to leave the area in which they have carried out the said services in the same or a better condition than that in which they found it. ENDESA may insist on requirements that are even more demanding, if the nature of the services or product provided by the supplier or subcontractor so warrants. Another noteworthy initiative is CIDE, ENDESA’s vehicle for handing its challenges and ambitions in power distribution technology to suppliers so they will find solutions and discover business opportunities. This initiative revolves around three key concepts: In-house Innovation Forums, the Innovation Circle (CIDE), and RDI projects: • In-house Innovation Forums: The forums are work groups that give shape to ENDESA’s technological prospects. Distribution experts ENDESA involves suppliers in RDI development PRIZES AWARDED FOR THE “IMAGINATEC” INNOVATION IDEAS COMPETITION AND THE ANNUAL “E-STAR” SYSTEMS AND TELECOMMUNICATIONS RECOGNITION AWARDS. ENDESA’s Deputy General Management for Systems and Telecommunications delivered the awards of the first edition of the “imaginatEc” Innovation Ideas Contest, as well as the prizes of the first edition of the annual “E-star” Systems and Telecommunications Recognition Awards. The imaginatEc awards were created as a pilot test for the NOVARE awards within the Deputy General Management for Systems and Telecommunications, in order to test the procedures and tools needed for to develop them, and to encourage innovation in this area.

study the current status of the distribution networks and innovation needs. Next, they present their conclusions in “ENDESA’s Technology Innovation Prospects Book”, which is up-dated regularly. These conclusions are divided into four subject areas: — Substations — High-voltage aerial lines — Medium- and Low-voltage networks — Network Remote Control and Intelligence • CIDE: ENDESA shares their vision of the future of the electricity distribution business with invited suppliers and institutions. This circle is channelled through: — Seminars: Events at which ENDESA brings together suppliers and institutions with an aim to sharing their technology prospects and the advances within CIDE. These are top-level meetings to which experts in the industry are sometimes invited to give lectures of interest to the participants. — Innovation Panels: Meetings at which the prospects made at each In-house Innovation Forum are studied in detail. The meetings are called right after the Seminars, with a meeting for each of the topics. The Panels are used to choose the proposals for technological collaboration that could lead to Innovation Projects. • RDI projects: Proposals from suppliers are discussed, prepared and settled in bilateral meetings between ENDESA and suppliers (or group of suppliers) interested in exploring an opportunity for concrete collaboration with ENDESA. ENDESA’S COMMITMENT TO THE GLOBAL AGREEMENT ON ENERGY EFFICIENCY ENDESA has always been committed to using and developing clean technologies that conserve the environment, by making efficient use of resources. This commitment is in harmony with principle 9 of the UN Global Compact, according to which companies shall foster the development and dissemination of environment-friendly technologies. This principle corresponds to the following commitments in ENDESA’s Sustainability Policy: Commitment to good governance and ethical behaviour and commitment to the development of the societies in which the Company operates. By accepting this principle, ENDESA has undertaken to: • Spread knowledge throughout our organisation and transfer knowledge between units. • Extend our environmental principles and practices to suppliers and contractors. • Develop and apply increasingly clean technologies. • Study the impact of their use and final disposal at the end of their useful lives. • Promote the research and development of more sustainable designs. • Train Company personnel in these matters and set up formal channels for dialogue about them with other stakeholders. endesa 05 100/101 endesa ENDESA’S COMPLIANCE WITH COMMITMENTS €25.4 70% Millions invested in of social projects social action oriented towards in 2005 co-operation COMMITMENT TO THE DEVELOPMENT OF THE SOCIETIES IN WHICH ENDESA OPERATES SOCIAL INITIATIVES IN ENDESA’S CORPORATE TRACK RECORD ENDESA performs a range of social initiatives to finance projects which contribute to economic, cultural and educational development in the environments where it operates. These initiatives are firmly rooted in our business behaviour. The Company’s core business provides a basic service for the community. Accordingly, ENDESA assumes the obligations corresponding to its status as a public service provider and strives to guarantee the best possible standards of safety and quality. Since its incorporation in 1944, ENDESA has striven to establish relationships of partnership and mutual trust with the social environments in which its plants are located and with their respective institutional representatives, and it extends this conduct, as best practices, to its holdings. Social and cultural commitment to the community are expressly contained in the values to which the Company subscribed in 1999, and compliance with this commitment is required and assessed in the systems for remunerating employees. ENDESA’S COMMITMENT TO THE DEVELOPMENT OF THE COMMUNITIES IN WHICH IT OPERATES ENDESA’s corporate track record is marked by its commitment to the communities in which it operates. This commitment takes the form of the Company’s willingness to carry out its industrial and business activities in these communities in accordance with the principles of sustainable development. This basically means providing a safe, quality service while at the same time striving to co-operate with the communities by means of initiatives intended to foster their economic, cultural and educational development, cover some of their basic needs, or by collaborating in the area of environmental conservation. NATURE OF ENDESA’S KEY SOCIAL INITIATIVES In performing these activities, ENDESA adheres to the following basic principles: The Company’s core business provides a basic service for the community.

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- The Company's social initiatives must be underpinned by our belief that supplying electricity is a public service. ENDESA's foremost commitment to society is therefore to supply electricity under the best possible terms and conditions. Accordingly, the Company's social initiatives must under no circumstances be seen as replacing or reducing the obligations that stem from this commitment.

- The social initiatives ENDESA engages in are closely linked to the nature and characteristics of our day-to-day business operations, to what the Company does best, and to the needs of the main communities with which it has a direct relationship.

- Notwithstanding the above, in the case of particularly disadvantaged environments or communities ENDESA will endeavour to provide for urgent social needs that cannot be adequately met by other institutions.

- The Company endeavours to perform such interventions in close partnership with the social representatives of the environments or communities which benefit from them.

- ENDESA is aware that, because of its economic weight and the service it provides, it is among the leading companies in many of the markets where it operates. Consequently, it is amenable to collaboration in special flagship projects in these communities.

- ENDESA undertakes to disclose its social initiatives in a transparent and systematic fashion via our various communication channels and in line with principles that are generally accepted both in Spain and abroad.

ENDESA'S SOCIAL-INITIATIVE PROGRAMMES

ENDESA's social-initiative programmes are a priority area of activity for the Company's sustainability policy, as demonstrated by the significant human and financial resources assigned to them. Social action is a traditional activity at ENDESA in its relationships with the communities in which it operates, undertaken by the Group companies, by each of our foundations and, of course, via the corporate hub.

Social-initiative programmes can be grouped into four main types or areas:

- Co-operation initiatives: focused on covering basic individual or group needs in the markets where the Company maintains a presence, as well as fostering community development.

- Educational initiatives: focused on basic literacy, training and general education in local communities and groups, for both children and adults.

- Cultural initiatives: focused on fostering local and national cultural identity, supporting study and research into communities' history, conservation of the local and national cultural heritage, rewarding cultural initiatives, etc.

- Socio-environmental initiatives: focused on fostering and promoting environment-related social values, conservation, research and innovation, but excluding purely environmental actions resulting from normal operations at our facilities.

DISTRIBUTION OF ENDESA'S SOCIAL ACTION PROGRAMMES

2002

Co-operation	32%
Educational	31%
Cultural	27%
Socio-environmental	10%


10%
32%
27%
31%

2003

Co-operation	38%
Educational	27%
Cultural	24%
Socio-environmental	11%


11%
38%
24%
27%

2004

Co-operation	37%
Educational	33%
Cultural	3%
Socio-environmental	27%


27%
37%
3%
33%

ENDESA'S INVESTMENT IN SOCIAL INITIATIVES

Since ENDESA was first founded, the Company has been deeply involved in the economic and social development of the territories in which it operates. This criterion has remained steadfast as the Company has grown. Particularly over the last three years, within the framework of a balanced allocation of resources to social-initiative programmes, striving to address cultural, educational and socio-

endesa 05

ENDESA'S COMPLIANCE WITH COMMITMENTS

environmental issues, major efforts have been made to co-operate with the communities with which it has a relationship.

In 2005, ENDESA invested a total of 25.4 million euros in carrying out or promoting social activities. Of this total, 16.4 million euros was invested in Spain: 5.2 million euros via the Endesa Foundation and 11.2 million euros through direct Company initiatives.

€25.4 M *invested in* ***social initiatives*** *in 2005*

Of this amount, 6.6 million euros corresponded to initiatives organised directly from the corporate hub and 4.5 million euros to initiatives by our Spanish regional brands, i.e. Fecsa Endesa (Catalonia), Sevillana Endesa (Andalusia and Badajoz), Gesa Endesa (Balearic Islands), Unelco Endesa (Canary Islands), Erz Endesa (Aragón), or by some of our major power plants, such as Compostilla, As Pontes, Andorra, Carboneras, Ascó, Vandellós, etc.

Co-operation initiatives saw significant growth in 2005, especially those intended to boost social development. The situation is somewhat different in Latin America, where the Company's co-operation activities primarily focus on covering the basic needs of certain groups in countries where this is necessary.

68% *of the Latin American* ***budget*** *assigned to* ***co-operation***

ENDESA SPAIN (EXCL. FOUNDATIONS) SOCIAL-ACTION INVESTMENT IN 2005

Co-operation	70%
Educational	9%
Cultural	20%
Socio-environmental	1%


1%
20%
9%
70%

In Spain, the Endesa Foundation and Sevillana Endesa Foundation allocate a significant portion of their resources to cultural initiatives, by means of lighting programmes for civil and religious landmarks, with a view to contributing towards maintaining and enriching Spain's historical and artistic heritage. In addition to their obvious cultural nature, these activities also contribute towards recovering key parts of each community's history that are part of people's cultural identity, bringing them closer to local people's everyday lives. They also strengthen the tourism potential of the towns and cities where these landmarks are located and address needs that have been expressed by the institutions that represent them.

Both foundations also make investments in other areas, with initiatives for co-operation, education and support for environmental conservation.

€4.5 million *invested in social initiatives via* ***regional brands*** *in Spain*

TOTAL SOCIAL ACTION INVESTMENT OF THE ENDESA FOUNDATIONS AND SEVILLANA ENDESA FOUNDATION IN 2005

Co-operation	13%
Educational	10%
Cultural	67%
Socio-environmental	10%


10%
13%
10%
67%

As mentioned above, in 2005 ENDESA's holdings in Latin America and their respective foundations made a significant investment in co-operation initiatives to cover the basic social needs of underprivileged groups in underdeveloped countries and areas.

ENDESA'S TOTAL SOCIAL INVESTMENT IN LATIN AMERICA IN 2005

Co-operation	68%
Educational	3%
Cultural	26%
Socio-environmental	3%


3%
26%
3%
68%

ENDESA'S INVESTMENT IN SOCIAL INITIATIVES IN 2005
(Million euros)

SPAIN	16.35
ENDESA FOUNDATION	5.2
INITIATIVES VIA CORPORATE HEADQUARTERS	6.65
INITIATIVES VIA LOCAL BRANDS	4.5
LATIN AMERICA	9
TOTAL	25.35

In accordance with the principles and considerations outlined above, ENDESA's social initiatives are mainly of the following type:

05 endesa

CO-OPERATION 104/105 Programmes or initiatives for financial or other aid, focused on: TWO ASPECTS ARE INCLUDED • Projects directly related to the Company’s activities to boost the community’s energy development. • Personal or professional assistance for underprivileged groups. • Assistance for associations or non-profit groups that are leading actors in socio-economic programmes. • Medical, sociological or other research led by non-profit organisations and focusing on studying or measuring specific issues with significant present or future impact on the community. • Support for programmes or initiatives to foster the economic and social development of the community. COVERING BASIC SOCIAL NEEDS Programmes and initiatives whose main objective is to cover or develop some basic aspect necessary for the economic or social progress of the community as a whole or some specific group. Initiatives to be implemented in poorly developed communities or in more developed communities that contain underprivileged groups or areas, or suffer from deficits in basic care. FOSTERING COMMUNITY DEVELOPMENT Initiatives to drive a relevant economic or social aspect that promotes the development of the community as a whole and/or local groups, or makes it possible to maintain projects of proven local interest. ENDESA’s social involvement in co-operation matters is characterised by in-depth knowledge and special sensitivity to the needs of the communities in which it operates. In many communities, the Company is a reference point for efforts in this area, because of our holdings’ assignment of teams, operating with sufficient independence, to identify, select and promote social-development projects or those intended to cover the basic needs of some of the social groups living in the communities. At the same time, the Company’s corporate hub also makes direct investments in these fields, either because of the level of funding required by some of these projects or because the effects of the projects will be felt in more than one ENDESA territory. CO-OPERATION IN SPAIN GENERAL-INTEREST CO-OPERATION The co-operation initiatives of general interest that ENDESA undertook in Spain in 2005 include sponsoring the “32nd America’s Cup” and the “15th Mediterranean Games”, support for several events during the fourth centenary of Don Quixote, maintaining the ADO sports programme, support for several foundations working on initiatives to foster social dialogue, and donations made to diverse institutions that support some of the most underprivileged groups in Spanish society. TERRITORIAL CO-OPERATION In Catalonia, Fecsa ENDESA participates in the televised charity marathon organised yearly by TV3 to raise funds for researching certain illnesses, which in 2005 focused on the fight against brain disease. The company was also a sponsor of PIRENA 2005, an internationally promoted event consisting of dog-drawn sledge races in the Pyrenees. It also supported a number of actions aimed at helping social and cultural initiatives launched by various universities, local authorities, district councils and professional and business associations in Catalonia’s social and economic sector. In Andalusia and Badajoz, Sevillana Endesa supported the Employment Forum and Huelva’s first Business Fair, and also sponsored the Linares International Chess Tournament. In the Balearic Islands, Gesa Endesa’s sponsorship of the first attempt by Majorcan climbers to conquer Everest has had particular relevance for the local community thanks to the national and international coverage that the initiative has received. In the Canary Islands, Unelco Endesa continued with its now-traditional support of the islands’ most popular celebrations —the carnivals in the capital cities of

ENDESA’S COMPLIANCE WITH COMMITMENTS the two provinces— as well as other cultural events, such as the multicultural Womad festival, the Canary Islands International Music Festival and the Las Palmas Film Festival. In Aragon, ERZ Endesa is one of the leading sponsors of Expo Zaragoza 2008, an event centred on the themes of water and sustainable development, which will make a major contribution towards promoting the capital city of Aragon internationally. It has also participated in the launch of the Pirenarium theme park, and provided support for the Santa María de Albarracín and Zaragoza City of Knowledge foundations. In addition, it provides support for several popular local celebrations, such as the 2005 Virgen del Pilar Fair, several sports teams and is involved in a number of local sporting activities. CO-OPERATION IN LATIN AMERICA ENDESA’s Latin American holdings are deeply committed to social initiatives, either directly or via foundations that they have created for specific activities: The Pehuén, Huinay and Chilectra Activa foundations in Chile, and the Emgesa and Fundación Codensa foundations in Colombia. The latter two merged in late 2005 to form a single institution under the name Endesa Colombia Foundation. CO-OPERATION IN CHILE Contribution to regional development For the second year running, Enersis held a round of conferences to boost economic, political and social debate in all the country’s regions, in partnership with Diario Financiero in the cities of La Serena, Valparaíso, Santiago, Iquique, Antofagasta, Concepción, Temuco, Puerto Montt, Valdivia and Punta Arenas. Book donations Within the framework of co-operation with the daily newspaper El Mercurio, Enersis handed over more than 4,000 books to centres in outlying communities to help children and young people; these centres included the public library in Hornopirén, the G-8 school in Los Molles and the Zúñiga municipal library. Christmas for underprivileged children Enersis helped organise this party for over 55,000 children aged between 5 and 12 belonging to 189 institutions devoted to helping children at social risk, by cooperating in finding transport for the children, drafting the safety plan, and providing support both while the children were at the venue and for their return home. Commitment to the community In 2005, the company held the fourth edition of the Chilectra “Beat Drugs” (Gánale a la Droga) Cup, which was organised and backed by Conace, Unicef and the Iván Zamorano foundation. The objective of this initiative is to encourage children to take up sport to mitigate the lack of leisure alternatives and the tendency to resort to drugs. Support for schools In order to assure the continuity of its “Niños Seguros, Niños Sanos” (Safe Children, Healthy Children) programme, Endesa Chile continued to co-operate in 2005 with several initiatives in this area, including agreements with the Valle de Quillota and Quelantaro, Paso Nevado, schools. It also undertook a number of improvements of the schools’ facilities to minimise the risk of accidents or emergency situations. Chilectra is a member of the Chilean Investigative Police Force’s support network in the “Búsqueda de Niños Perdidos” (Search for missing children). This initiative involves the publishing photographs of missing children on the electricity bills sent out monthly to 1.3 million customers in the Metropolitan Area, so creating a massive voluntary search network. Donations to institutions In 2005 Chilectra also supported several non-profit initiatives, such as the traditional “Cena, pan y vino” (Bread and Wine Dinner), the activities of the “Escúchame” Foundation and working with the “Mi Casa” Foundation. The company also helped with the traditional bingo event organised by the MATER Children’s Kidney Corporation, which helps underprivileged children suffering from chronic kidney disease by funding projects such as the building and fitting-out of a diagnosis centre, building a surgery block, a refuge and a multi-disciplinary clinic. Pehuén Foundation In 2005, the foundation continued with its programmes in support of the community, completing the riverbank tourism infrastructure at the reservoir of the Ralco power plant and promoting tourism in the same region, benefiting several communities in the Alto Bío-Bío, within the framework of an agreement with the Inter-American Foundation (IAF). Projects concerning the Quepuca community also continued to be implemented: wheat was sown, irrigation systems were set up in Pitril, the El Barco lagoon was closed off, and support was provided for the El Avellano bee-keeping project, etc. In education, scholarships were offered for students from the areas surrounding the Alto Bío Bío, dormitories were refurbished at the Ralco school, school uniforms was distributed to community schoolchildren, the bathrooms at the Lepoy municipal gym were repaired and a community school radio station was set up. The Foundation’s cultural activities included a programme to promote the cultural identity of the various communities of the Alto Bío Bío and projects were implemented in Pitril aimed at improving Nguillatún woodcrafts. In the field of social and community assistance, homes were built in the Ayín Mapu community and in Pitril and Callaqui, wineries were Fourth edition of the “Gánale a la droga” (Beat Drugs) cup in Chile 05 endesa built in Callaqui and Lepoy and there was backing for the application and processing of social grant aid. CO-OPERATION IN ARGENTINA Campaign to find missing children For the third consecutive year, Edesur renewed its agreement with Missing Children of Argentina to help in the search for missing children by printing their photographs on electricity bills. Sport and education The co-operation initiatives promoted by El Chocón hydroelectric power station included the Provincial Volleyball Development programme, which seeks to promote and build awareness of the sport among children. In 2005, over a thousand children aged 7-14 benefited from this programme. In addition, Endesa Cemsa made a cash donation to recycle the dining hall and kindergarten classrooms at an institution that caters for underprivileged children in risk situations and/or affected by HIV/AIDS. A hundred children benefited from this initiative. Initiatives targeted at disabled people At its commercial offices, Edesur has set aside a space for alternative expression to promote art and culture and integrate people with disabilities. Exhibitions are promoted by the National Advisory Committee for the Integration of Disabled People (Conadis). The company continued to carry out works to change sound-based signalling systems to one using lights at schools for children with hearing disabilities. Efforts in 2005 focused on a special school where 350 disabled children study. Endesa Cemsa also donated wheelchairs for disabled people with limited financial resources. CO-OPERATION IN COLOMBIA Cooperation with local authorities In 2005, Codensa held 54 meetings with mayors, local councils and community action committees to discuss issues related to the service and address the specific interests of the communities. Support was also provided for children’s parties in 55 municipalities, with the participation of 13,500 children, for agricultural, cultural and religious festivities in 18 districts, and for youth meetings and sessions to integrate women who are the heads of single-income families, among other initiatives. Codensa and the panela makers In the province of Gualivá, Cundinamarca, Codensa has launched a socio-productive development project to support the technical enchancement of the panela and honey production process. This initiative, which covers 84 districts, has also enabled in-depth knowledge of the region’s agro-industrial needs to be acquired. Codensa participates in the supply of materials, equipment and labour needed by the project. Help in the productive development of local communities The Emgesa Foundation organised training activities on organic agricultural production for 28 farmers in the Tequendama region, and performed a study to mount the first processing centre for organic farm products in this region. In the Guavio area, improvements were made to the system for marketing greenhouse-grown tomatoes, helping 65 families, while in Mámbita the fish-farming project continued, involving 30 families with limited financial resources. Education and health In 2005 the generation companies in Colombia took part in the rebuilding and improvement of children’s dining halls and the development of social clubs, and donated dentist’s chairs to be used in the dental care of children from low-income families. Bambuco Festival In 2005 Betania power station continued to support this festival, one of Colombia’s major national events. Cultural traditions Emgesa continued to support and encourage initiatives to consolidate local cultural traditions, including the Festival of Light in El Colegio, the fourth edition of the Guavio Nautical Festival, in Gachalá, and the environment and culture week organised in Ubala. CO-OPERATION IN PERU Vocational training for young people The Senior Technology Institute was set up in the Nuevo Pachacutec area to create professional development opportunities for those studying the technical electricity course. Edelnor helps provide electricity for the institute’s classrooms and workshops and sends experienced experts to give training courses. Safe relocation of families In November 2005, Edegel spearheaded a project to relocate people from Pacaybamba, on the banks of the River Tulumayo, in Junín. Based on reports compiled by Civil Defence warning of the dangers of living on the river’s banks, the 20 families living in this area sought Edegel’s support to be relocated in a safe area. In partnership with the Monobamba district council, Edegel helped build new houses, a community building and a school, and connect water and sewerage facilities for these families. School campaigns ENDESA’s companies in Colombia continued to implement their school campaigns by delivering study materials. Edegel supplied materials for 3,000 children from low-income families attending schools near the areas of operation of the company’s power plants. The company also donated 18,000 school breakfasts over the Launch of the “Panela and Honey Production” project in 84 districts in Colombia Agreement for the search for missing children endesa 05 106/107

ENDESA’S COMPLIANCE WITH COMMITMENTS course of the year for children in the communities of Pacaybamba, Yanayacu (near the Chimay power station) and Utcuyacu (near the Yanango plant). A similar initiative was undertaken by Etevensa, which delivered 2,000 sets of materials for children at schools No. 102 and No. 4021, while Eepsa distributed materials to 1,400 children at two schools, as well as the Santa Elena del Caserío Piedritas, which is located near the Malacas power station. Pachacútec Project The Foundation for the Integrated Development of Peoples, sponsored by the Peruvian government, the Madrid City Council and private enterprises, has launched the setting-up of the future Catholic University of El Callao, located in the Ventanilla district in the Nuevo Pachacútec area. The support given to this institution by the Endesa Foundation and Edelnor mainly takes the form of electricity installations for their premises and lighting their sports fields. In parallel, they were advised on the setting-up and functioning of the electrical installations course and the implementation of electrical workshops and the library. Christmas with Energy Once again the workers of Edelnor, through a voluntary corporate initiative, organised a “Christmas with Energy” for the children of San Martín school in Pachacútec, giving out food and toys to the 2,200 children who live near the power station, which is located in Ventanilla. Water-well rehabilitation With a view to contributing towards improving the standard of living of the Parque Porcino community, and at the request of the villagers, Etevensa funded the rehabilitation of the community’s water well and pumping system. These works benefited over 7,000 residents of the settlements of 18 de Octubre, Mariano Ignacio Prado, Virgen de las Mercedes and Parque Porcino itself. Road maintenance Edegel participates in the project for road maintenance and access routes to the communities by means of an agreement with the Huarochiró Provincial Council, which takes the form of supplying fuel for the council’s heavy plant. Health campaigns In 2005 Edelnor implemented several preventive health campaigns, assisted by medical personnel and nursing staff provided by the Ministry of Health. Over 10,000 people benefited from these campaigns, which provided healthcare in the specialist fields of obstetrics, ophthalmology, dentistry, paediatrics, psychology and smallpox vaccinations. Talks were also given on nutrition, reproductive health and contagious diseases. CO-OPERATION IN BRAZIL Rural electrification and mainstreaming of the electricity service Ampla has made a major investment in recent years to take mains power to rural settlements that had no electricity supply, through agreements with the Federal Government and the State of Rio de Janeiro. These agreements initially resulted in the “Luz en el Campo” (Power in the Country) programme and, since 2004, the “Luz para Todos” (Power for All) programme. Before the first programme (which concluded in 2003) was launched, 44% of the rural area serviced by the company was electrified. By the end of the programme, the electrification level stood at 86%, with 36,000 households now having electricity supplies. In 2005 the “Luz para todos” (Power for All) programme, the ongoing phase of this initiative, allowed a further 6,000 households to be connected. “Share” volunteer initiatives Company employees and partners volunteered to take part in a programme to help communities in need to restructure electricity and water facilities for nurseries, schools, old-people’s homes, etc. Ampla Vision Services for the visually impaired, who receive their energy bill and important information about the company in braille. Food donations In 2005, the company carried out three major fooddonation campaigns: “Porciúncula flood victims”, “UnAñoAmpla” and “Christmas without Hunger”. In all, company employees collected and distributed 38 tonnes of food. In turn, the Fortaleza and Cachoeira Dourada power station implemented initiatives to support people living in the areas surrounding the plants, including the supply of stocks for plantations, distributing food for people in need, donating orthopaedic prosthetics, equipping kitchens for community canteens and supplying teaching materials for schools. School-kit donations During the “Back to School” campaign, Ampla donated 580 school kits to social institutions in the districts within the company’s concession area. Coelce Solidarity and fund-raising programmes and donations to non-profit organisations Both these initiatives include several actions for co-operation in solidarity. The first consists of donating equipment and setting up companies with charities to use electricity bills for fund-raising purposes. In the second programme, Coelce makes its payment system available to institutions to allow them to raise the funds they need for their projects, offering facilities for donors and reducing fund-raising costs for the promoters. 42,000 Brazilian homes now have electricity thanks to the rural electrification programmes “Luz en el Campo” (Power in the Country) and “Luz para Todos” (Power for All) Over 10,000 families benefited from Edelnor’s “Campañas de Salud para todos” (Health for All Campaigns) in Peru 05 endesa

108/109

EDUCATION

Programmes or initiatives for financial or other aid, focused on:

Basic literacy and **general education** in communities or among groups with needs in these areas, for both children and adults. This involves, among other actions, developing general training schemes, free distribution of manuals, text books and other school materials, as well as launching educational initiatives on topics that are closely related to the service provided by company. Employees from holdings take part in some of these initiatives.

- Efficient use of energy
- Safe use of electricity
- Electricity: HT/LT principles, equipment
- Electricity generation, Electricity distribution
- Gas distribution, Renewable energy sources
- Quality of energy supply
- Customer service
- Gas: Principles

The goals of management by competencies are the following:

- The development of cultural centres to support and/or set up educational institutions (universities, colleges, etc.).
- The creation of digital channels or other channels focused on facilitating access to educational programmes (attendance-based or otherwise).
- Aid or the temporary of permanent loan of classrooms or corporate materials (manuals, technology, equipment, etc.) for training schemes.
- Research and/or experimentation in new education programmes.

*Continuation of the **"Volantín Seguro"** campaign for awareness-building and **preventing accidents at school** in Chile*

CULTURE

Programmes or initiatives for financial or other aid, focused on:

- Fostering own items of cultural identity in the local communities where ENDESA is present (language, customs, history, maintaining the artistic heritage, etc.)
- Support for studies or research into history in general or some specific past or present matter of relevance to these communities (documentation on historical or cultural landmarks, academic projects, maintaining industrial-archaeology sites, etc.)
- Help for recently created social groups focusing on the defence or conservation of the community's cultural heritage.
- Setting up or encouraging awards for cultural initiatives with a local or national scope.
- Sponsoring cultural and artistic events of interest for the community.
- Setting up or encouraging other programmes and channels to promote culture at a national or local level in these communities.

"Iluminando Iglesias al Sur del Mundo" (Lighting Churches in the South of the World), *a programme that lights, restores and brings to life the historical and architectural heritage of major religious buildings in Latin America*

endesa 05

EDUCATION AND CULTURE IN SPAIN EDUCATIONAL AND CULTURAL INITIATIVES BY THE ENDESA FOUNDATION • ENDESA fine-arts grants for the Teruel Provincial Council, summer courses at the University of Teruel and concerts organised for the 17th Teruel Music Week, murals by Miguel Barceló at Palma (Majorca) cathedral, electrification of the Ermita de Nuestra Señora del Pilar in Fayón (Zaragoza). • PhD scholarship at Salamanca University’s Centre for Brazilian Studies, joint publication of a book as a tribute to Cervantes in partnership with the Chilean Embassy, sponsorship of the Andrés Bello Chair at Salamanca University, sponsorship of the programme of activities at SIALE (Ibero-American Society of Friends of Books and Publishing), Spanish courses at the Cervantes Institute at Tangiers University (Morocco), etc. • Endesa Cultural Heritage Scholarships for Latin American students, under an agreement signed with the Spanish Ministry of Culture; support for the Fundación Pro Real Academia Española for the revision of Americanisms in the Spanish Royal Academy’s Dictionary; the Carolina Foundations’s Master’s Programme specialising in Hispanic Philology, etc. • Funding for the restoration, classification and exhibition of machinery, equipment, parts, models, documents and photographs from dismantled facilities and work centres belonging to ENDESA which form part of its industrial-archeological heritage. Many of these items are loaned to museums and teaching institutions in the areas of the company’s facilities for exhibition and conservation purposes. Others are shown at exhibitions organised by the Company in partnership with local authorities and business groups. As a one-off event, in 2005 the Foundation organised the exhibition “Synthesis: 15 years of Endesa fine-arts grants”, in partnership with the Teruel Museum, to increase awareness and support the work of the artist beneficiaries of these grants, coinciding with the 15th anniversary of their creation. These grants were set up by ENDESA and the Teruel Provincial Council to promote fine art by providing support and stimulus for creative people. “Synthesis”, the result of this initiative, aims to provide a comprehensive view of contemporary art in Spain over the last 15 years. The exhibition, which covers all eight calls for grant applications made between 1989 and 2005, opened at ENDESA’s head offices in Madrid in October, with 80 works on show. Another relevant activity of the Endesa Foundation in the field of education and culture is maintaining the Prince of Asturias Chair in Hispanic Studies at Georgetown (United States), which was set up by the foundation itself in 1999. Since it was created, the Chair has been attached to the European Studies Centre of the university’s Edmund H. Walsh Foreign Service School, where courses are run in the political sciences, administration sciences and history, economy, sociology and humanities of Spain. Over the years, the Chair has made a significant contribution towards promoting Spanish culture in the United States, with the presence of eminent specialists in the various subjects taught. During the 2005-2006 academic year, the Chair was occupied by Prof. Xavier Coller, to organise three courses: “Nationalism Movements in the 21st Century”, “Organisations and Society in the Era of Globalisation”, and “Politics and Regionalism in Spain”. Among the Endesa Foundation’s cultural initiatives, the lighting of historic and artistic civil and religious buildings is of particular relevance. The Foundation’s partnership with the Spanish Bishops’ Conference for the artistic and ornamental lighting of cathedrals and churches belonging to Spain’s heritage of religious architecture dates back to 1998. These lighting projects are carried out through specialised firms, taking into account the architectural features of the buildings and their surrounding urban or environmental contexts. In 2005 the Endesa Foundation sponsored the lighting of the following buildings: Tránsito de los Estudios at Salamanca Pontifical University, the church of Santa María de Artíes in the Arán Valley, the monastery of Santa María de Valbuena in Valladolid, the sanctuary of Nuestra Señora de Africa in Ceuta, church and monastery of Nuestra Señora de Monlora in Luna (Zaragoza), monastery of Santa María de La Vid (Burgos), church of San Miguel in Castelló de Farfanya (Lérida), various places of worship at the Maestrazgo de Teruel (Gargallo church tower, and the chapel of Loreto de Villarroya Pinares and church of Villarluengo). The latter project is part of the Maestrazgo Landmark Illumination Programme in Teruel, the objective of which is to revalue the area’s heritage. To date, 43 initiatives have been implemented in 33 districts. Under agreements signed by the Foundation, ENDESA’s holdings and the bishops’ conferences of Chile, Colombia and Perú, actions of this type have also been carried out in Latin America for several years now. This initiative, which has been publicly praised by the relevant authorities, helps bring significant elements of countries’ history, art and culture closer to their citizens, strengthens the tourist potential of cities in which the landmarks are located and addresses the needs indicated by their representative institutions. The following lighting projects were carried out in 2005: “Industriales e Innovación Tecnológica en las Islas Baleares” (Industrials and Technological Innovation in the Balearic Islands) exhibition at the Palma (Majorca) Science Fair 05 endesa ENDESA’S COMPLIANCE WITH COMMITMENTS

• Colombia: Ibague and Caqueza cathedrals and churches of Santa Bárbara and Padre Jesús in Santa Fe de Antioquía, churches of Santa Bárbara and San Antonio and chapel of Jesús in Barichara. • Chile: Linares and Los Ángeles cathedrals, church of San Agustín in Concepción, church of Nuestra Señora de los Pobres in Huechuraba and parish church of Jesús Nazareno in Santiago, church of Mincha in Illapel. • Peru: Church of Los Descalzos and church of San Francisco in Lima. EDUCATIONAL AND CULTURAL INITIATIVES BY THE ENDESA FOUNDATION A good deal of the social sponsorship initiatives carried out by ENDESA in Andalusia and Badajoz is undertaken by the Sevillana Endesa Foundation, which was created in December 1988. The Foundation’s main activity is the lighting of landmarks and civil and religious buildings of artistic value. In 2005, these illumination projects included the outside of the churches of Nuestra Señora de la Purificación in Almendralejo (Badajoz), Santa Marina (Córdoba), Santo Domingo de Guzmán in Lepe (Huelva) and Nuestra Señora del Pilar (Granada), and interior lighting at Santa María de la Asunción church in Alcalá del Río (Seville), Basílica de Nuestra Señora de la Merced, the patron saint of Jerez de la Frontera (Cadiz), San Julián church in Seville, and the throne room at La Hermandad de los Estudiantes de Málaga. Furthermore, coinciding with the Mediterranean Games in Almeria, in conjunction with the Endesa Foundation, the convents of Las Puras and Las Claras, the churches of San Juan, San Roque, and Virgen del Mar, and the exterior of the city’s old railway station were all illuminated. EDUCATIONAL AND CULTURAL INITIATIVES CARRIED OUT DIRECTLY BY ENDESA IN SPAIN In 2005 ENDESA’s corporate hub carried out many educational and cultural initiatives of different kinds. The most significant included: • As part of the celebrations of the fourth centenary of the publication of Don Quixote, sponsorship of the exhibition “El Mundo en el que vivió Cervantes” (The World of Cervantes) at the Madrid Cultural Centre and the book Geografía cervantina (“Geography in Cervantes’ Time”), and the “Don Quixote’s Gold Chess” promotion in the financial newspaper Cinco Días • As in previous years, sponsorship of the Teatro Real in Madrid through the Teatro Lírico Foundation. • Support for Spanish foundations: Spanish Geography Foundation, Prince of Asturias Foundation and the Complutense University General Foundation. • Partnership with the Endesa Foundation to organise the exhibition “Synthesis: 15 Years of Endesa Grants” Below, they are listed the main social and cultural sponsorship initiatives performed in 2005 via ENDESA’s regional organisations in Spain, primarily to address the needs of local communities. • In Catalonia, Fecsa Endesa worked in partnership with several of Catalan society’s most relevant public and private institutions, including the Gran Teatre del Liceu Foundation or the Catalan National Theatre; it also supported the consolidation of the Victoriano Muñoz Chair at the Polytechnic University of Catalonia and the Catalan Book Week, organised by the Cambra del Llibre de Catalunya, and participated in the Energy Week events organised by the Catalan Energy Institute (dependent on the Regional Department of Employment, Industry, Commerce and Tourism). It also supported a number of actions aimed at helping social and cultural initiatives launched by various universities, local and regional councils and professional and business associations in Catalonia’s social and economic sector. Finally, Endesa took part in the anniversary celebrations of Don Quixote, with the publication of a revised version of Cervantes’ work written by an expert who is also an employee of the Company. • In Andalusia and Badajoz, Sevillana Endesa sponsored, among other initiatives, the closing-day events of the centenary of the University of Seville; the seminar on the second Report on Territorial Development in Andalusia, also at the University of Seville; the Pablo Olavide University’s summer school in Carmona titled “Sustainable Encounters II”; the GEM project on business creation in Andalusia promoted by the University of Cadiz; the Seville Environment Symposium; and the Merida Roman Theatre Festival. • In the Balearic Islands, Gesa Endesa’s cultural initiatives included lighting the churches of Santa Margarita and Caputxins, and sponsoring an exhibition of old liturgical ornaments at the Clarisas Capuchinas convent. • In the Canary Islands, Unelco Endesa supported the “Innova” grants promoted by the Las Palmas University Foundation, signed agreements with the University of Las Palmas, the University of La Laguna and the Open University, and sponsored two university summer schools: La Palma Environmental University and La Gomera Summer University. • In Aragon, Erz Endesa worked in partnership with the Santa María de Albarracín and Zaragoza City of Knowledge foundations on the organisation of the biennial meeting of the Royal Spanish Natural History Society. “El Mundo en el que vivió Cervantes” (The World of Cervantes) exhibition sponsored by ENDESA in 2005 endesa 05 110/111

EDUCATIONAL AND CULTURAL INITIATIVES BY ENDESA IN LATIN AMERICA EDUCATIONAL AND CULTURAL INITIATIVES BY ENDESA IN CHILE “Luces de la Modernidad” (Modern Lights) is Chilectra’s photography archive, showing the company’s history in the city of Santiago over the course of the 20th century. The archive contains over 22,000 photographs, the negatives of which (most of them on glass) are also conserved in the company’s archives. In August 2005 Chilectra donated 500 copies of images from the archive for the use of the National History Museum. Santiago Internacional Book Fair For the second year running, Chilectra sponsored this cultural event, one of the most important in Chile, thereby giving continuity to the initiative begun by Enersis, which funded the event for 12 years. Campaign for the Safe and Efficient Use of Energy The company also implemented an educational campaign with the Chilean Red Cross, involving more than 1,000 volunteers who visited homes in the metropolitan area providing information on the safe use of electricity and the efficient use of energy. Grants programmeIn the educational sphere, the Pehuén Foundation offered grants for students from towns and villages in the Alto Bío Bío area. Community radio stations With a view to playing an active role in the quality of life and welfare of local people, Chilectra signed an agreement with the Community Radio Association (AMARC) to be involved in the broadcast of mini-programmes called “Comunidad Activa” over 14 community radio stations in the metropolitan region, which were heard by 14,000 listeners. Iluminations for cultural and artístic heritage sites. Last year, Enersis won the 2005 Award in the business category for the Conservation of National Monuments —conferred annually by the Council for National Monuments— for the company’s “Lighting Churches in the South of the World” programme, as part of which it has illuminated some thirty buildings. The programme is backed by the Chilean government, which approved it through its Cultural Donations Act committee. The Futuro Foundation praised Enersis for this programme, granting it the ‘Ciudad’ award for its significant contribution to the development of cities to enhance the quality of life. In little more than four years, ENDESA has provided illumination for 27 churches in Chile, as part of a program which is also being carried out in Colombia and Peru. A further 26 projects have been scheduled in these two countries. EDUCATIONAL AND CULTURAL INITIATIVES BY ENDESA IN ARGENTINA Mural painting programme at electricity substations Edesur implements this programme in conjunction with the General Directorate for Primary Schools (dependent upon the Buenos Aires Government’s Education Secretariat) for students to learn mural painting techniques and contribute to embellishing their neighbourhood. In 2005 over 250 children from seven schools in the Boedo and San Cristóbal neighbourhoods painted seven murals on the outside walls of the new Independencia substation. “Edesur por los Niños” (Edesur for kids) education campaign This is an education campaign to promote the safe and efficient use of electricity among children. Six events were held in 2005, involving 6,600 children. Our roots To promote art and culture, Edesur has launched the Our Roots programme, to foster artistic expression and encourage the people of Argentina’s provinces to exhibit their autochthonous art. In 2005 over 60 artists displayed their work at ten exhibitions that the company organised at their offices. EDUCATIONAL AND CULTURAL INITIATIVES BY ENDESA IN PERU “Edelnor y los Criollos del Siglo XXI” (Edelnor and the Creoles of the 21st Century). To strengthen Peru’s own cultural values, every year Edelnor organises an inter-school festival of Creole music for children and teenagers. This goal of this festival, which is called “Edelnor and the Creoles of the 21st Century”, is to foster Creole music among the young while finding talented new artists and helping to train them. Initiatives at schools At the Santa Elena del Casería Piedrahitas school, Eepsa, with the support of specialists, organised talks for heads of families on issues relating to family values, childhood, the importance of communication with children, etc. Support for Talara’s culture In 2005, Eepsa continued to support several cultural initiatives in the province of Talara. In October, the travelling exhibition “The Story of Electricity in Lima” and “Reconstruction of the Barranco Electric Tram” was opened to the public at the Talara Arts Centre. Another initiative was the participation by members of the Mayoruna dance group from Moyabamba (San Martín) at the first Cobriza Decentralised Bi-national Dance Festival 2005, organised by the Cobriza Dance cultural society in Talara. The year’s cultural activities ended with the presentation of the Ayuchan performer Raúl García Zarate, at Eepsa-sponsored concerts in Talara and Piura that were attended by several hundred people. Maths for all Edegel and Etevensa joined this educational project, which aims to improve children’s skills and mental agility when learning mathematics by donating text books based on a German methodology. 05 endesa ENDESA’S COMPLIANCE WITH COMMITMENTS

The project also includes a website as an interactive supplement to class-based learning and teacher-training workshops on the methodology used, the content and the integrated set of project tools (learning route map, module-based teaching plans, training videos and other materials). In 2005 Edegel facilitated this educational programme for 1,000 fifth-grade primary students at schools in the Chosica, Santa Eulalia and San Ramón areas, while Etevensa did so for a further 290 children at the Daniel Alcides Carríon (No. 4021) school. Edegel Educates Edegel has launched this project with a view to promoting skills, values and attitudes that enable education societies to be organised, based on healthy lifestyles that contribute towards the development of the community as a whole. This project was implemented through an agreement with UGEL 15 of the Ministry of Education. Training talks were given in February, March and May for over 4,600 students, teachers and parents in communities near the company’s facilities. IT classrooms Given the generally low level of computing skills of the people who live in Edelnor’s concession area in north Lima, a basic IT course was designed to train housewives and children from lowincome families in a specially adapted IT classroom at the San Juan de Lurigancho e Infantas service centres. This project provides free access to technology that can be used as a tool with which to progress in society. The programme began with one classroom at the service centre with 18 PCs connected via an intranet, plus one PC for the teacher. Seventy courses were run, training 1,014 students. The second IT classroom was opened at the Infantas services centre in May, equipped with 31 PCs, with 50 basic courses scheduled for 988 students. Lighting of the Andahuaylillas church by Etevensa In addition to the illumination of churches and monuments within the framework of the agreement signed in Peru by the Endesa Foundation, Etevensa and Eepsa worked in partnership to light the church of Andahuaylillas, in Cuzco, one of the most popular in the region. Church-illumination initiatives are implemented in Peru as part of the “Hacer la luz” (Let There Be Light) campaign, which is divided into two programmes. The first, called “Illuminating Our Faith”, involves lighting the country’s major cathedrals and churches under an agreement with the Peruvian Bishops’ Conference. The second programme carries out similar actions for civil buildings. This initiative has been recognised by such major institutions as the Peruvian Tourist Board (Canatur), since it permanently serves to support tourism-based activities. The initiative also won the culture prize at the Business Creativity 2005 awards for its work to enhance the value of the landmarks that have been illuminated. EDUCATIONAL AND CULTURAL INITIATIVES BY ENDESA IN COLOMBIA Campaign to Prevent Electrocution In 2005 a total of 15,000 people attended the educational talks held as part of this campaign, which also included the mailing out of two million brochures and pamphlets with customers’ electricity bills. Efficient and safe use of electricity In 2005 “A Walk Through Electricity”, an educational and leisure programme focusing on the basics, applications and good use of electricity, was visited by 3,800 children aged 7 to 12 from public and private schools in Bogota and Cundinamarca. In addition, 256 talks on the productive, efficient and safe use of energy, customer rights and obligations, prevention of electrocution, etc. were given to a total of 12,500 people over the course of the year. Finally, 32 “Caravanas de Electricidad” (Electricity Caravans) were organised in 2005, reaching 21,000 people. Energy watches 713 new watches involving 15 schools in Bogota and Cundinamarca were added to this programme in 2005, which offered training via 60 workshops on customer rights and obligations, bills, efficient energy use, prevention of electrocution and youth leadership. Lighting programme Apart from the initiatives carried out under the agreement signed in 2001 between the Colombian Bishops’ Conference, Endesa and its holdings Codensa and Emgesa (see above), the Betania power station, in partnership with the Government of Huila, helped to provide illuminations in 37 of the Huila’s districts for the department’s centenary celebrations, as part of a programme to embelish municipal parks and the urban environment. EDUCATIONAL AND CULTURAL INITIATIVES BY ENDESA IN BRAZIL “Coelce en las Escuelas” (Coelce in Schools) This programme educates schoolchildren in the efficient use of energy and environmental conservation. In 2005 the project was implemented at 100 schools, involving 1,150 teachers and 114,000 students. “Lectura Ampla: La Construcción de la Mirada” (Ampla Reading: Building a vision). This is an educational programme aimed at promoting citizens’ awareness by using talks and practical workshops to address issues of ethics, identity, violence, environmental education and responsible consumption. Over 350,000 children from 352 public schools were involved. Interculturality. Ampla helped organise debates and talks at Fluminense Federal University on artistic and cultural expansion in Expansion and modernisation of public lighting in 286 parks in Bogota, in partnership with the District Public Service Executive Unit endesa 05 112/113 the region, with the involvement of a large number of teachers, intellectuals and artists. “Guardianes de la Energía” (Energy Guardians). Nearly 1,000 children from Duque de Caxias and São Gonçalo were trained as community and family monitors for the rational use of energy. The “Arte Instalada” (Installed Art) Project. To incentivise education, cultural development and the possibility of boosting household income, the Casa Amarela Foundation —which helps 1,000 people aged 7 to 80— offers craft workshops to families in need in São Gonçalo. “Energía Joven” (Young Energy). This programme consists of theme workshops on electricity usage, STD prevention and environmental conservation for young people who thus become information monitors within their communities. 16,000 people took part in 2005. Efficient use of energy. Ampla implemented the Excel Project, aimed at raising community awareness in respect of the efficient use of energy and reaching 22,600 people. Also, within the framework of the Energy Efficiency Programme, electricity facilities in precarious operating conditions were replaced and 35,000 compact fluorescent lamps were destroyed. Cultural contributions. Over 8,000 people have benefited from the donations of ENDESA’s generation companies in Brazil. The resources donated have been used to help parishes, publish books, foster the development of orchestras and organise music workshops for children with specialised instructors. “Bienal de Lectura de São Gonçalo” (São Gonçalo Reading Biennial). Over four days, 70,000 people took part in meetings with writers and attended drama performances, circus shows, film screenings (fiction and documentaries) and exhibitions. Ampla funded this programme, within the framework of which over 90 well-known writers, teachers, musicians, theatre directors and filmmakers participated in public debates on major topics affecting life in today’s Brazil. Interior in Green and Pink and Culture Pavilion. This project, developed in partnership with the Mangueira samba school and the state government, involved hundreds of people who took part in music workshops and the design of carnival costumes. Thousands of people attended performances by the school’s drummers and performers, sponsored by Ampla. As mentioned above, ENDESA works intensively on environment protection related to its core business of generating and distributing electricity, by reducing emissions, implementing environmentalmanagement systems, strict compliance with waste-management and dumping regulations, carrying out environmental-impact studies for every new project launched by the Company, and, in general, fully integrating environmental criteria into the Company’s strategy and decision-making processes. At the same time, ENDESA carries out activities related to the social implications of environmental issues, developing programmes or initiatives for financial or other aid to build awareness of respect for the environment, fostering innovation in environmental protection and collaborating with programmes to protect endangered species of animals and plants in the territories in which the Company operates. ENVIRONMENT-RELATED SOCIAL ACTIONS IN SPAIN In 2005 the Endesa Foundation signed an agreement with the Aragon Regional Government, the Ebro Water Authority, local authorities Project for the environmental restoration of glacial lakes in the Pyrenees to preserve protected areas in Aragon AMPLA runs an educational programme in which over 350,000 students from 352 public schools took part to promote training in the environment and responsible energy use 05 endesa ENDESA’S COMPLIANCE WITH COMMITMENTS SOCIAL IMPLICATIONS OF THE ENVIRONMENT Programmes or initiatives for financial or other aid, not directly related to environmental protection but related to the Company’s industrial activities, focusing on: ENDESA undertakes these initiatives through one of the various foundations set up for the initiative or with the backing of the Company or its holdings (principally the Endesa Foundation and the Huinay Foundation) or directly, via individual initiatives promoted by the Company or one of its holdings. • Building community awareness of respect for the environment • Fostering innovation in environmental protection • Collaborating with programmes to save endangered animal and plant species. • Collaborating with the environment through reforestation and conservation projects in protected areas of ecological value.

in the Aragon Pyrenees, Ibercaja and ENDESA itself for the environmental restoration of Aragon’s glacial lakes, a project that is scheduled for implementation over several years. The initiatives implemented last year focused on the Marboré, Urdiceto and Respomuso glacial lakes. The Company’s corporate hub sponsored the “Soria 21 World Forum conference: Energy, Climate Change and Sustainable Development”, which consists of a series of annual lectures on sustainable development held in the city of Soria. Soria was the first province in the world after the 1992 Rio Earth Summit to ratify Local Agenda 21, and is the area that has made the most progress in its action plan under the agenda’s environmental commitments. Other initiatives in ENDESA’s territories in Spain included: • In Catalonia, Fecsa Endesa sponsored the International Environment Festival and supported prevention and conservation tasks in natural areas in central Catalonia. • In Andalusia, Sevillana Endesa sponsored the 15th Environment Symposium and the “Sustainable Encounters II” summer school at the Pablo de Olavide University. • In the Balearic Islands, Gesa Endesa sponsored the Balearic Ornithology Yearbook and a documentary on posidonia alga fields in the waters of the islands of Ibiza and Formentera. • In the Canary Islands, Unelco Endesa supported the La Palma Environmental University. • In Aragon, Erz Endesa sponsored the Environmental Education Programme, the “Aragon Nature Walks” guides, the Nature 2000 network, the World Conference on Ecological Restoration and the climate-change project: “Act with Energy”, as well as the Bearded Vulture Programme to protect this endangered species. ENVIRONMENT-RELATED SOCIAL ACTIONS IN LATIN AMERICA ENVIRONMENT-RELATED SOCIAL ACTIONS IN CHILE Huinay Foundation. This foundation was set up in 1998 by Endesa Chile and the Catholic Pontifical University of Valparaiso to support scientific research related to preserving the bio-geographical heritage of the Huinay area (34,000 hectares located in the Hualaigué commune in the Décima region) by means of a project based on scientific research and sustainable development. The foundation’s activities included supporting the work of the German marine biologists Gunster Forsterra and Verena Hausserman, who have been investigating fauna in the Comau Fjord area for nearly three years. Having reviewed and studied the 21 species of scleratinins (cold-water coral) previously recorded in Chile, the researchers discovered two new species, Thethocyatus endesa and Caryophyllia huinayensis. The foundation’s activities in 2005 included collecting and shipping fjord organisms for a guide to invertebrates; two collecting expeditions to Chiloé Island/Guitecas Islands and Puerto del Edén /Témpano and Bernardo fjords; participating in the Latin American Marine Sciences Congreso in Viña del Mar; presenting a project on the molecular philogeny of anemones at the Smithsonian Institution (United States) and the German State Zoology Collection; participating in Australia’s first congress on protected marine areas (IMPAC1); and arranging meetings with fishermen and regional authorities (COREMA and CONAMA). The Foundation also published the books Huinay, de las últimas selvas frías del mundo (“Huinay, One of the World’s Last Cold Jungles”), Aves de Huinay (“Birds of Huinay”) and Últimos Senderos del Huemul (“Huemul’s Last Trails”). Endemic species. Enersis and the daily newspaper El Mercurio, with sponsorship from the Chilean Ministry of Education, ENDESA’s San Ignacio del Huinay Foundation, CONAMA and CONAF, and consulting and assistance from young researchers into the natural wealth of Chile, have published a series of data sheets on Chilean wildlife species, with a view to building awareness and helping to protect these species. This initiative took the form of photographs and information on the species selected, included weekly as an insert with the newspaper, covering such species as the Arica picaflor, the Juan Fernández wolf, the chinchilla and cold-water coral (Tethocyathus endesa) — unique species that do not reproduce anywhere else in the world. 140,000 copies were distributed with the newspaper. ENVIRONMENT-RELATED SOCIAL ACTIONS IN ARGENTINA Initiatives worthy of particular note include the sponsorship of Plaza Neuquén, in partnership with the Green Areas Department of the Buenos Aires City Council, to recover this site as a city park. ENVIRONMENT-RELATED SOCIAL ACTIONS IN PERU In Peru a programme was implemented to enhance green areas in the country’s capital, Lima. Reforesting work was also carried out Two new coral species discovered in San Ignacio de Huinay: Thethocyatus endesa and Caryophyllia huinayensis endesa 05 114/115 by Edegel, while the “Sowing Life” tree-seeding project was organised by Edelnor. ENVIRONMENT-RELATED SOCIAL ACTIONS IN COLOMBIA In 2005 Emgesa implemented Phase 3 of the Institutional Strengthening Programme, training over 500 people —from civil servants to community leaders from six districts— in environmentrelated matters. Also, a programme for integrated solid-waste management was developed in partnership with the Environment Division, targeted at residents of the central Mámbita inspection area and the five-school educational community in the Ubalá district in the Guavio area. A hundred families and over 300 students took part. In areas near the south Bogota power stations, awareness-building sessions were held on environmental topics including the protection of water sources. These sessions were attended by over 180 students from rural schools and colleges. ENVIRONMENT-RELATED SOCIAL ACTIONS IN BRAZIL Environment-related social initiatives implemented by ENDESA in Brazil included the “Óleos Ecológicos”, “Adubo Orgánico” and “Mata Atlántica” projects for the Baturité Massif community and “Light for Green” for the community of Ceará. Finally, the international organisation SGS has recommended the Peruvian company Edegel for certification for the SA 8000 Standard for Internal Social Responsibility, prepared by Social Accountability International. The key strengths of Edegel’s internal social-responsibility system detected by the auditors include the commitment accepted by all workers, from management to contractors’ personnel, to comply with the principles of internal social responsibility. With this recommendation, Edegel becomes the first company both in Peru and in the ENDESA Group to achieve SA 8000 certification, and also the first to operate a four-tier standards structure (the company had already been certified for ISO 9001, ISO 14001 and OHSAS 18001) at its seven power stations and the corporate head office. Edegel (Peru), the first ENDESA Group company to achieve certification for the SA 8000 Internal Social Responsibility Standard CHILECTRA WINS THE 2005 ESTRATEGIA SOCIAL ACTION AWARD The Chilean financial newspaper Estrategia awarded the 2005 Estrategia Prize for Social Action to Chilectra for its triple-focus programme: support for education, culture and the community. The Chilectra Activa Foundation, the Chilectra “Beat Drugs” Cup, support for the Ibero-American Reading Year and sponsorship of the Santiago Book Fair are among the initiatives in these areas that led Estrategia to select the company for this award. Colombia: phase three of the institutional strengthening, project to train over 500 people in environment-related matters 05 endesa ENDESA’S COMPLIANCE WITH COMMITMENTS

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APPENDICES

APPENDICES 120 APPENDIX I: PRINCIPLES GOVERNING THE DRAFTING OF THIS REPORT 121 APPENDIX II: EXTERNAL VERIFICATION REPORT 122 APPENDIX III: STAKEHOLDER ENGAGEMENT 126 APPENDIX IV: INDEX OF CONTENTS AND GRI INDICATORS 132 APPENDIX V: LEGAL INFORMATION endesa 05 118/

This Sustainability Report contains information on the initiatives undertaken by ENDESA, S.A. and its subsidiaries in the course of 2005. These companies operate mainly in Spain and Portugal, Latin America, and the south of Europe. The information presented herein is structured on the basis that sustainable development initiatives fall into one of three categories — economic, social and environmental. The Report includes comparative tables showing ENDESA's sustainable initiatives in previous years that allow to analyse their evolution with respect to the different stakeholder groups: shareholders, customers, employees, suppliers, and society in general. The economic, social and environmental initiatives and indicators discussed in this Report reflect ENDESA's drive to fulfill the Seven Commitments for Sustainable Development that the Company approved in 2003 and which underpin its day-to-day work. As in previous years, and with a view to ensuring the homogeneity of the information presented herein, the Report was drawn up in accordance to the guidelines set out in the Global Reporting Initiative (GRI). Accordingly, the Report provides a balanced and fair view of the Company's economic, social and environmental performance, thereby allowing for appropriate comparisons with previous year's reports. The Report covers a wide range of information areas, which have increased in number relative to previous years, and includes a table of contents designed to facilitate reference to the various sustainability indicators discussed within. This annual Report has been assessed against the three assurance principles required by the AA1000AS Standard of AccountAbility - namely, the materiality or relevance of all areas of performance covered, the completeness of the information included in the Sustainability Report and ENDESA’s responsiveness to shareholders concerns and interests. ENDESA has prepared its financial statements for 2005 in accordance with the criteria required by the new International Financial Reporting Standards (IFRS). In order to provide a clear comparison with previous periods, 2004 data has been restated according to the new standards. APPENDICES APPENDIX I PRINCIPLES GOVERNING THE DRAFTING OF THIS REPORT 05 endesa

APPENDIX II EXTERNAL VERIFICATION REPORT 120/121

WEBSITE ENDESA’s website (www.endesa.es) is one of the Company’s key public communication platforms. ENDESA has structured the content of its site into two core areas: a corporate area, with institutional information, information for shareholders and investors with access to a webcast format, as well as information on sustainable development in the Company; and a commercial channel targeting the end customer, with a more modern design and detailed information. 05 endesa APPENDICES APPENDIX III STAKEHOLDER ENGAGEMENT ENDESA www.endesa.es Spain — overview of the ENDESA group ENERSIS www.endesa.es CHILE CHILECTRA www.endesa.es CHILE ENDESA ITALIA ITALY EMGESA www.emgesa.com.co COLOMBIA CODENSA www.codensa.com.co COLOMBIA EDELNOR www.edelnor.com.pe PERU EDEGEL www.emgesa.com.co PERU EDESUR www.emgesa.com.co ARGENTINA COELCE www.emgesa.com.co BRAZIL Customer Service Centre Service points, sales offices, help lines (Tel: 902 509 950) Environment and Sustainable Development Mailbox www.endesa.es and ENDESA’s corporate intranet gateway Corporate Communication Division Mailbox www.endesa.es and ENDESA’s corporate intranet gateway Online office At ENDESA’s Online Office, customers can access a large amount of data and many services relating to their supply of electricity and gas and also carry out various transactions. A helpline has also been set up (902 52 58 52) to assist customers in finding their way around the commercial channel and Online Office. Customer Ombudsman Own site at www.endesa.es and access via ENDESA’s corporate intranet Italy Communications Office : Via Giuseppe Mangili 9, 00197 Rome Telephone: +39 06 3289 8553. Fax +39 06 3289 8566. www.endesaitalia.com Latin America Conference calls: audiovisual information calls via the Internet: www.enersis.cl CONTACT CHANNELS SPECIFICALLY FOR CUSTOMERS

ENDESA maintains a structure of regional channels to respond efficiently to the needs of its customer base, specifically designed to handle the features of each segment, as described in Chapter ENDESA, a Company for the future. ANNUAL REPORTS Every year ENDESA publishes the following corporate documents, among others, as part of its annual report. • Annual report on activities. • Legal documents, including a detailed análisis of the balance sheets and results of both the consolidated ENDESA Group and ENDESA S.A. • Sustainability Report. • Corporate Governance Report. The Company also reports on its activities in relation to its social commitments in Spain through the Annual Reports of Fundación Endesa and Sevillana Endesa. The Company also issues a specific publication to make the quarterly information supplied to the financial markets available to its shareholders, investors and any other interested parties. Enersis and each of the Latin American companies in which ENDESA holds a stake publish their own Annual Business Reports, as well as other publications on economic, business, social and environmental topics, which can be consulted on their websites. PUBLIC HELPLINES As well as the conventional contact channels (post and telephone), ENDESA provides the following services to answer requests for information: General: Contact Us channel on the website (comunicacionendesa@endesa.es) Customer service For specific communication with clients in Spain about matters related to the quality of service and electricity supplies, the Company operates a network of business offices and service points, a telephone helpline and management teams to service the needs of major customers, as indicated in Chapter I. There is also a Customer Ombudsman’s Office, to deal in the last instance with customers’ claims under the terms and conditions provided under the Ombudsman’s regulations. The Customer Ombudsman’s Office Publisher its own report. SHAREHOLDERS AND INVESTORS For specific communication with shareholders and investors, the following contact channels, among others, are available: INVESTOR RELATIONS Spain: Ribera del Loira 60. 28042 Madrid. Telephone: + 34 91 213 1503, ir@endesa.es United States 410 Park Avenue, Suite 410. New York NY 10022. 1212 7507200. SHAREHOLDERS’ OFFICE Spain: Ribera del Loira 60. 28042 Madrid. Telephone: 900 666 900 PROVIDERS For specific communication with investors, the following contact channels, among others, are available: Cenit (ENDESA’s service for external suppliers), Billing, Receipts and Payments Department. C/ Ribera del Loira, 60. 28042 Madrid. Telephone: 91 213 4848. Fax: 91 213 48 49. e-mail: cenit@endesa.es Sustainability and environment stakeholders For specific communiucation with stakeholders on topics relating to sustainability and the environment Environment and Sustainable Development Division Ribera del Loira, 60 28042 Madrid (Spain) E-mail: dmads@endesa.es For matters related to the content of ENDESA’s Sustainability Report, please contact Jesús Abadía, Environment and Sustainable Development Director, ENDESA. endesa 05 122/123

Appendices WORKERS AND UNION REPRESENTATIVES’ SERVICE To provide information for the Company’s in-house personnel, ENDESA offers several communication channels. Some of the most widely used are: • Corporate intranet • Main in-house publications and support lines: — Línea Directa. Reports on the Company’s activities, operations and major developments. It is distributed in printed form and also via the corporate intranet and e-mail. There is a global corporate hotline, and ENDESA’s regional organisations in Spain and holdings in Latin America and Europe also provide hotlines in their respective ambits. — Actualidad ENDESA (Spain) and América ENDESA magazine (Latin America): Monthly publications launched in 2004 with news about the company’s activities, both internal and external, during the previous month. — canalEndesa. A network of TFT screens located at ENDESA’s main workplaces in Spain, for the ytransmission of information, data, audivisual reports etc. on the Company’s activities. — En Línea. Quarterly publication that reports on activities carried out by the Company with regard to our customers. Presents employees’ opinions and suggestions in this area and publishes the quality indicators of supply and sales services. • Main vehicles for gathering employees’ opinions: — Climate studies — Free expression notice boards — Employees’ mailboxes and other intranet channels, such as the Environment and Sustainable Development mailbox, the Corporate Communication Division mailbox, the Assessment Quality Thermometer mailbox, the Corporate Intranet suggestions box, the Nostrum Forums for Spain and Portugal, the Nostrum suggestions box, the Ethics Channel and the queries box at Enersis-Chile. For workers’ representatives, notice boards are made available for trade unions at the Company’s workplaces. The ENDESA trade unions’ own websites are: www.ugtendesa.com www.ccooendesa.com 05 endesa

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APPENDICES APPENDIX IV INDEX OF CONTENTS AND GRI INDICATORS GRI CONTENT GC1 SUSTAINABILITY REPORT PAGE 1. VISION AND ESTRATEGY 1.1 Vision and estrategy * ENDESA, a company for the future 15 1.2 Statement from the CEO * Letter from the Chairman and CEO 1-5 2. PROFILE 2.1 Name of reporting organisation. ENDESA, a company for the future 8 2.2 Major products and/or services, ENDESA, a company for the future 8-9 2.3 Operational structure of the organisation. ENDESA, a company for the future 8-9 2.4 Description of major divisions, operating companies, subsidiaries, and joint ventures. ENDESA, a company for the future 8-9 2.5 Countries in which the organisation’s operations are located. ENDESA, a company for the future 9-11 2.6 Nature of ownership; legal form. Commitment to good governance and ethical behaviour 11-13 2.7 Nature of markets served. ENDESA, a company for the future 9-13 2.8 Scale of the reporting organisation ENDESA, a company for the future 8-13 2.9 List of stakeholders ENDESA, a company for the future 19 Report Scope 2.10 Contact person(s) for the report Appendix III 122 2.11 Reporting period Appendix I 120 2.12 Date of most recent previous report Appendix I 120 2.13 Boundaries of report Appendix I 120 2.14 Significant changes in size, structure, ownership, or products/services that have occurred since the previous report. Appendix I 120 2.15 Basis for reporting on joint ventures, partially owned subsidiaries, leased facilities, outsourced operations, and other situations that can significantly affect comparability from period to period and/or between reporting organisations Appendix I 120 2.16 Explanation of the nature and effect of any re-statements of information provided in earlier reports Appendix I 120 Report profile 2.17 Decisions not to apply GRI principles or protocols in the preparation of the report. Appendix I 120 2.18 Criteria/definitions used in any accounting for economic, Commitment to protect the environment 75-76 environmental, and social costs and benefits. Commitment to developing the societies in which the Company operates 103-105 2.19 Significant changes from previous years in the measurement methods applied to key economic, environmental, and social information Appendix I 120 2.20 Policies and internal practices to enhance and provide ENDESA, a company for the future 15-17 assurance about the accuracy, completeness, and Appendix I 120 reliability that can be placed on the sustainability report. 1 Indicators marked in this column correspond to Global Compact principles. * Refers to the declaration and principles. 05 endesa

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GRI CONTENT		GC[1]	SUSTAINABILITY REPORT	PAGE
2.21	Policy and current practice with regard to providing independent assurance for the full report		Appendix I	120
2.22	Means by which report users can obtain additional information and reports about economic, environmental, and social aspects of the organisation's activities		ENDESA, a company for the future	24-30
3.	**GOVERNANCE STRUCTURE**			
3.1	Governance structure of the organisation		Commitment to good governance and ethical behaviour	65-67
3.2	Percentage of the board of directors that are independent, non-executive directors.		Commitment to good governance and ethical behaviour	67
3.3	Process for determining the expertise board members need to guide the strategic direction of the organisation, including issues related to environmental and social risks and opportunities.		ENDESA, a company for the future	17-18, 21
3.4	Board-level processes for overseeing the organisation's identification and management of economic, environmental, and social risks and opportunities.		Commitment to good governance and ethical behaviour	70-71
3.5	Linkage between executive compensation and achievement of the organisation's financial and non-financial goals		Commitment to good governance and ethical behaviour	67
3.6	Organisational structure		Commitment to good governance and ethical behaviour	66-68
3.7	Mission and values statements, internally developed codes of conduct or principles		ENDESA, a company for the future Commitment to good governance and ethical behaviour	15 69-70
3.8	Mechanisms for shareholders to provide recommendations or direction to the board of directors.		ENDESA, a company for the future Commitment to good governance and ethical behaviour	26 70-71
Stakeholder engagement				
3.9	Basis for identification and selection of major stakeholders.		ENDESA, a company for the future	19
3.10	Approaches to stakeholder consultation reported in terms of frequency of consultations by type and by stakeholder group.		ENDESA, a company for the future	24-30
3.11	Type of information generated by stakeholder consultations.		ENDESA, a company for the future	24-30
3.12	Use of information resulting from stakeholder engagements.		ENDESA, a company for the future	16-21
Overarching Policies and Management Systems				
3.13	Explanation of whether and how the precautionary approach or principle is addressed by the organisation.	P7	ENDESA, a company for the future	22-23
3.14	Externally developed, voluntary economic, environmental, and social charters, sets of principles, or other initiatives to which the organisation subscribes		ENDESA, a company for the future Commitment to good governance and ethical behaviour	20 68-70
3.15	Principal memberships in industry and business associations, and/or national/international advocacy organisations.		Commitment to the creation of value and profitability Commitment to good governance and ethical behaviour Commitment to protect the environment	45-47 69-70 73-77
3.16	Policies and/or systems for managing upstream and downstream impacts		ENDESA, a company for the future	17-20
3.17	Reporting organisation's approach to managing indirect economic, environmental, and social impacts resulting from its activities		ENDESA, a company for the future	17-20

[1] Indicators marked in this Column correspond to Global Compact principles.

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GRI CONTENT		GC[1]	SUSTAINABILITY REPORT	PAGE
3.18	Major decisions during the reporting period regarding the location of, or changes in, operations.		ENDESA, a company for the future	8-14
3.19	Programmes and procedures pertaining to economic, environmental, and social performance.		Commitment to the health, safety and personal and professional development of persons working at ENDESA Commitment to protect the environment	54 72-76
3.20	Status of certification pertaining to economic, environmental, and social management systems.		Commitment to protect the environment Commitment to the health, safety and personal and professional development of persons working at ENDESA	88 54

GRI INDICATOR		GC[2]	SUSTAINABILITY REPORT	Deloitte Verification	Pages
DIRECT ECONOMIC IMPACTS					
EC1	Net sales		Annual Report 2005. Legal information. ENDESA, a company for the future	Verified	59 7
EC2	Geographical market breakdown		ENDESA, a company for the future	Verified	8-13
EC3	Costs of all goods, materials and services purchased		Annual Report 2005. Legal information. Commitment to the creation of value and profitability	Verified	61 43
EC4	Percentage of contracts that were paid in accordance with agreed terms		All contracts are paid in accordance with the terms and conditions agreed	Verified	
EC5	Total payroll and benefits		Annual Report 2005. Legal information. Commitment to the creation of value and profitability	Verified	93 43
EC6	Distributions to providers of capital broken down by interest on debt and borrowings, and dividends		Commitment to the creation of value and profitability	Verified	43
EC7	Increase/decrease in retained earnings at end of period.		Annual Report 2005. Legal information.	Verified	41
EC8	Total sum of taxes of all types paid broken down by country.		Commitment to the creation of value and profitability	(1)	43
EC9	Total sum of taxes of all types paid broken down by country.		No updated data available at the time of completing this report	N.A.	
EC10	Donations to community, civil society, and other groups		Commitment to the creation of value and profitability Commitment to developing the societies in which the Company operates	(2)	43 102-105
ENVIRONMENTAL PERFORMANCE INDICATORS					
EN1	Total materials use other than water, by type	P8	Commitment to protect the environment Commitment to efficiency	Verified	73 93
EN2	Percentage of materials used that are wastes from sources external to the reporting organisation	P8	Commitment to protect the environment	(3)	78
EN3	Direct energy use segmented by primary source.	P8	Commitment to efficiency	Verified	92-94
EN4	Indirect energy use.	P8	Commitment to efficiency	Verified	93-94
EN5	Total water use.	P8	Commitment to efficiency	Verified	94
EN6	Location and size of land owned, leased, or managed in biodiversity-rich habitats.	P8	No updated data available at the time of completing this report	N.A.	
EN7	Description of the major impacts on biodiversity associated with activities and/or products and services in terrestrial, freshwater, and marine environments.	P8	Commitment to protect the environment	Verified	82-89
EN8	Greenhouse gas emissions.	P8	Commitment to protect the environment	Verified	72-73
EN9	Use and emissions of ozone-depleting substances.	P8	Commitment to protect the environment	(3) (4)	80
EN10	NOx, SOx, and other significant air emissions by type.	P8	Commitment to protect the environment	Verified	79-81
EN11	Total amount of waste by type and destination.	P8	Commitment to protect the environment	Verified	81-83

[1,2] Indicators marked in this Column correspond to Global Compact principles.

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GRI INDICATOR		GC²	SUSTAINABILITY REPORT	Verification	Pages
EN12	Significant discharges to water by type.	P8	Commitment to protect the environment	Verified	81
EN13	Significant spills of chemicals, oils, and fuels in terms of total number and total volume.	P8	No dumping of this type carried out		
EN14	Significant environmental impacts of principal products and services.	P8	Commitment to protect the environment	Verified	79-89
EN15	Percentage of the weight of products sold that is reclaimable at the end of the products' useful life and percentage that is actually reclaimed.	P8	Not aplicable to ENDESA's activities		
EN16	Incidents of and fines for non-compliance with all applicable international declarations/conventions/treaties, and national, sub-national, regional, and local regulations associated with environmental issues.	P8	No updated data available at the time of completing this report	N.A.	
EN17	Initiatives to use renewable energy sources and to increase energy efficiency.	P9	ENDESA, a company for the future Commitment to protect the environment Commitment to efficiency	Verified	7-13 77-79 94-97
SOCIAL PERFORMANCE INDICATORS					
LA1.	Breakdown of workforce.		Commitment to the health, safety and personal and professional development of persons working at ENDESA	Verified	52-53
LA2.	Net employment creation and average turnover segmented by region/country.		Commitment to the health, safety and personal and professional development of persons working at ENDESA	Verified	53
LA3.	Percentage of employees represented by independent trade union organisations or other bona fide employee representatives	P3	Commitment to the health, safety and personal and professional development of persons working at ENDESA	Verified	62
LA4.	Policy and procedures involving information, consultation, and negotiation with employees over changes in the reporting organisation's operations	P3	Commitment to the health, safety and personal and professional development of persons working at ENDESA	Verified	62-63
LA5.	Practices on recording and notification of occupational accidents and diseases		Commitment to the health, safety and personal and professional development of persons working at ENDESA	Verified	54
LA6.	Description of formal joint health and safety committees comprising management		Commitment to the health, safety and personal and professional development of persons working at ENDESA	Verified	52,54
LA7	Standard injury, lost day, and absentee rates and number of work-related fatalities		Commitment to the health, safety and personal and professional development of persons working at ENDESA	(5)	54
LA8	Description of policies or programmes (for the workplace and beyond) on HIV/AIDS.		Commitment to developing the societies in which the Company operates	(6)	107
LA9.	Average hours of training per year per employee by category of employee.		Commitment to the health, safety and personal and professional development of persons working at ENDESA	Verified	57-58
LA10.	Description of equal opportunity policies or programmes, as well as monitoring systems to ensure compliance and results of monitoring	P6	Commitment to the health, safety and personal and professional development of persons working at ENDESA	Verified	59-60
LA11.	Composition of senior management and corporate governance bodies (including the board of directors), including female/male ratio and other indicators of diversity as culturally appropriate.	P6	Commitment to good governance and ethical behaviour	Verified	66-67
HR1.	Description of policies, guidelines, corporate structure, and procedures to deal with all aspects of human rights	P1	Commitment to the health, safety and personal and professional development of persons working at ENDESA	Verified	68-71
HR2.	Evidence of consideration of human rights impacts as part of investment and procurement decisions, including selection of suppliers/contractors.	P1 P2	Commitment to the health, safety and personal and professional development of persons working at ENDESA	Verified	54-55

² Indicators marked in this Column correspond to Global Compact principles

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GRI INDICATOR		GC[2]	SUSTAINABILITY REPORT	Verification	Pages
HR3.	Description of policies and procedures to evaluate and address human rights performance within the supply chain and contractors, including monitoring systems and results of monitoring.	P1 P2	Commitment to good governance and ethical behaviour	Verified	69-70
HR4.	Description of global policy and procedures/programmes preventing all forms of discrimination in operations, including monitoring systems and results of monitoring.	P1 P6	Commitment to the health, safety and personal and professional development of persons working at ENDESA Commitment to good governance and ethical behaviour	Verified	59 70
HR5.	Description of freedom of association policy and extent to which this policy is universally applied independent of local laws.	P3	Commitment to the health, safety and personal and professional development of persons working at ENDESA	Verified	62
HR6.	Description of policy excluding child labour	P5	Commitment to the health, safety and personal and professional development of persons working at ENDESA	Verified	61
HR7.	Description of policy to prevent forced and compulsory labour	P4	Commitment to the health, safety and personal and professional development of persons working at ENDESA	Verified	61
SO1	Description of policies to manage impacts on communities in areas affected by activities		Commitment to developing the societies in which the Company operates	Verified	102-117
SO2	Description of the policy, procedures/management systems	P10	Commitment to good governance and ethical behaviour	Verified	69
SO3.	Description of policy, procedures/management systems, and compliance mechanisms for managing political lobbying and contributions.		ENDESA, a company for the future Commitment to good governance and ethical behaviour	(7)	20 69
PR1.	Description of policy for preserving customer health and safety during use of products and services		No updated data available at the time of completing this report	N.A.	
PR2	Description of policy, procedures/management systems, and compliance mechanisms related to product information and labelling.		Commitment to service quality	Verified	38
PR3	Description of policy, procedures/management systems, and compliance mechanisms for consumer privacy.		Commitment to good governance and ethical behaviour	Verified	69

(1) Only information relating to corporate income tax is included.
(2) Verified only for Spain.
(3) Quantitative indicator for which only qualitative information is furnished.
(4) It refers to Spain and Portugal.
(5) Information is furnished on the accident rate.
(6) Information related to a program carried out by Endesa Cemsa.
(7) The indicator refers to Global Compact and its implementation guide.
N.A. Indicator non available. Endesa is unable to determine when it will be able to obtain this information.

[2] Indicators marked in this Column correspond to Global Compact principles.

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APPENDICES APPENDIX V LEGAL INFORMATION This presentation contains forward-looking statements that constitute estimates or forecasts relating to statistics, financial and operating results and other future events. These statements are not guarantees of future performance and they are subject to significant risks, uncertainties, changes in circumstances and other factors that may be outside the control of ENDESA or difficult to predict. These statements include information on: estimates of future profits; expected increases in wind and CCGT generation and in market share; expected increases in demand and gas supply; management strategy and objectives; estimates of cost reduction; price and tariff structure; investment forecasts; estimated sale of assets; expected increases in capacity and generation and changes in the capacity mix; capacity repowering, and macroeconomic conditions. For example, the investment and dividends targets for 2004-2009 included in this presentation are forward-looking statements and are based on certain assumptions which may or may not prove correct. The main assumptions on which these expectations and targets are based are related to the regulatory setting, exchange rates, divestments, increases in production and installed capacity in markets where ENDESA operates, increases in demand in these markets, assigning of production amongst different technologies, increases in costs associated with higher activity that do not exceed certain limits, electricity prices not below certain levels, the cost of CCGT plants, and the availability and cost of the gas, coal, fuel oil and emission rights necessary to run our business at the desired levels. Factors and circumstances, in addition to those mentioned in this presentation, which could cause the statistics and financial and operating results to differ significantly from what is indicated in the estimates: Economic and Industrial Conditions: significant adverse changes in the conditions of the industry, the general economy or our markets; the effect of the prevailing regulations or changes in them; tariff reductions; the impact of interest rate fluctuations; the impact of exchange rate fluctuations; natural disasters; the impact of more restrictive environmental regulations and the environmental risks inherent to our activity; potential liabilities relating to our nuclear facilities. Commercial or Transactional Factors: delays in or impossibility of obtaining regulatory authorisation relating to competition or of any other kind for planned acquisitions or divestments or to compliance with any condition imposed in relation to this type of authorisation; our capacity to successfully integrate the businesses acquired; the challenges inherent to the possibility of redirecting resources and management for strategic opportunities and operating matters during the process of integrating the businesses acquired; the outcome of negotiations with partners or governments. Delays in or impossibility of obtaining regulatory authorisation, including that related to the environment, for the construction of new facilities, repowering or improvement of existing facilities; shortage of or changes in the price of equipment, material or labour; opposition of political or ethnic groups; adverse changes of a political or regulatory nature in the countries where we or our companies operate; adverse weather conditions, natural disasters, accidents or other unforeseen events, and the impossibility of obtaining financing at what we consider satisfactory interest rates. Governmental and Political Factors: political conditions in Latin America, changes in regulations, tax systems and Spanish, European or foreign legislation. Operating Factors: technical problems; changes in operating conditions and costs; capacity to execute cost-reduction plans; capacity to maintain a stable supply of coal, fuel and gas and the impact of the price fluctuations of coal, fuel and gas; acquisitions or restructuring; capacity to successfully execute a strategy of internationalisation and diversification. Competitive Factors: actions of competitors; changes in the price and competitive settings; entry of new competitors in our markets. Further details on the factors that may cause actual results and other developments to differ significantly from the expectations implied or explicitly contained in the presentation are given in the Risk Factors section of the most recent Form 20-F filed with the SEC and in the Registration Document of ENDESA Stock filed with the CNMV. No assurance can be given that the forward-looking statements in this document will be realised. Except as may be required by applicable law, neither ENDESA nor any of its affiliates intends to update these forward-looking statements. 05 endesa

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Date: June 19th, 2006	By:	/s/ Álvaro Pérez de Lema
Álvaro Pérez de Lema
Title: Manager of North America Investor Relations